As filed with the Securities and Exchange Commission on July 21, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

SATÉLITES MEXICANOS, S.A. DE C.V.

(Exact name of registrant as specified in its charter)
MEXICAN SATELLITES,
A Mexican Company of Variable Capital
(Translation of registrant name into English)

Mexico	4812	None
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Boulevard Manuel Avila Camacho No. 40	CT Corporation System
Lomas de Chapultepec	111 Eighth Avenue
11000, Mexico, D.F	New York, New York 10011
+52 55 5201-0800	(212) 894-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Marcelo A. Mottesi

Milbank, Tweed, Hadley & McCloy LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 739-7000

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and the other conditions to the exchange offer described in the accompanying prospectus have been satisfied or waived.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of each class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered	Per Unit	Price(1)	Fee

Senior Notes	$320,000,000	(1)	$148,800,000	$12,037.92

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933 based on the outstanding principal amount of the 10 1/8% Senior Notes due 2004, $320,000,000, multiplied by the average of the bid (45%) and asked (48%) prices as of July 14, 2003.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 21, 2003

PRELIMINARY PROSPECTUS AND SOLICITATION STATEMENT

Satélites Mexicanos, S.A. de C.V.

Offer to Exchange
Senior Notes due
For its Outstanding 10 1/8% Senior Notes due 2004
(CUSIP 803895AB7 and ISIN US803895AB77)
and
Solicitation of Consents to Amend the Indenture
For the 10 1/8% Senior Notes due 2004

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, up to $                    aggregate principal amount of our Senior Notes due           , which we refer to as the “new notes,” for any and all of the $320,000,000 aggregate principal amount of our outstanding 10 1/8% Senior Notes due 2004, which we refer to as the “existing notes.” In exchange for each $1,000 principal amount of our outstanding existing notes, tendering holders will receive $                    principal amount of new notes.

The exchange offer described in this prospectus will expire at 11:59 p.m., New York City time, on           , 2003, unless we extend it, which we refer to as the “expiration date.” The exchange offer and the consent solicitation are conditioned, among other things, on the receipt of tenders of at least           % of the aggregate principal amount of the existing notes outstanding. You may withdraw tenders of existing notes at any time prior to the expiration date.

In conjunction with the exchange offer, we are soliciting consents from holders of the existing notes to eliminate substantially all of the covenants and certain events of default, and to change the acceleration threshold, in the indenture governing those existing notes. If you tender existing notes pursuant to the exchange offer, you will be deemed to have given your consent to the proposed amendments with respect to the existing notes tendered. You may not consent to the proposed amendments without tendering your existing notes.

The new notes will be our senior unsecured obligations and will bear interest payable as follows:                     .

You should consider carefully the “Risk Factors” beginning on page 12 of this prospectus before you make a decision as to whether to tender your existing notes and consent to the proposed amendments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Dealer Managers for the Exchange Offer and Consent Solicitation are:

UBS Investment Bank

Banc of America Securities LLC

The date of this prospectus and solicitation statement is                     , 2003.

SUMMARY
RISK FACTORS
QUESTIONS AND ANSWERS RELATING TO THE EXCHANGE OFFER AND CONSENT SOLICITATION
COMPARISON OF MATERIAL DIFFERENCES AMONG THE EXISTING NOTES, THE NEW NOTES
FORWARD-LOOKING INFORMATION
THE EXCHANGE OFFER AND CONSENT SOLICITATION
THE PROPOSED AMENDMENTS
EXCHANGE RATES
FINANCING FOR THE OFFER
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL INFORMATION
EXCESS (DEFICIENCY) OF EARNINGS TO FIXED CHARGES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
THE COMPANY
REGULATION
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
LEGAL PROCEEDINGS
DESCRIPTION OF THE NEW NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
MATERIAL MEXICAN FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Exhibit 23.3

Summary	1
Risk Factors	12
Questions and Answers Relating to the Exchange Offer and Consent Solicitation	24
Comparison of Material Differences Among the Existing Notes and the New Notes	27
Forward-Looking Information	28
The Exchange Offer and Consent Solicitation	29
The Proposed Amendments	38
Exchange Rates	41
Financing for the Offer	42
Capitalization	43
Selected Historical Financial Information	44
Excess (Deficiency) of Earnings to Fixed Charges	45
Operating and Financial Review and Prospects	46
The Company	58
Regulation	69
Directors, Senior Management and Employees	78
Major Shareholders and Related Party Transactions	80
Legal Proceedings	83
Description of the New Notes	84
Material United States Federal Income Tax Considerations	118
Material Mexican Federal Income Tax Considerations	125
Legal Matters	127
Experts	127
Service of Process and Enforcement of Civil Liabilities	127
Where You Can Find More Information	127
Index to Financial Statements	F-1

SUMMARY

Satmex

      We are the leading provider of fixed satellite services in Mexico and are expanding our services to become a leading provider of fixed satellite services throughout Latin America. We provide transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service and on-site transmission of live news reports, sporting events and other video feeds. We also provide satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. We are also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite.

      We are approximately 76%-owned, directly and indirectly, by two entities, Loral Space & Communications, which we refer to as “Loral,” and Principia, S.A. de C.V., which we refer to as “Principia.” Our remaining equity is owned by the Mexican government.

      We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in Latin America. Our broadcasting customers include Grupo Televisa, MVS Multivision, Television Azteca and PCTV and our telecommunications services customers include Telmex, Pemex and Elektra. Our data and Internet customers include Hughes Network Systems and Verestar.

      We currently own and operate two satellites, Solidaridad 2 and Satmex 5, in geostationary orbit at 113.0 degrees W.L. and 116.8 degrees W.L., respectively, and will be launching a third satellite, Satmex 6, in the fourth quarter of 2003. In total, we have 96 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental United States, Mexico, the Caribbean and all of Latin America, other than certain regions in Brazil. We have contracted with a subsidiary of Loral to build Satmex 6, which is designed to provide higher power levels than any other satellite in the Satmex fleet. We also own another satellite, Morelos 2, which is in an inclined orbit, and does not produce any revenue.

      We are a Mexican company of variable capital and were incorporated on December 29, 1997. Our principal executive office is located at Boulevard Manuel Avila Camacho No. 40, Lomas de Chapultepec, 11000, Mexico, D.F. and our telephone number is +52 55 5201-0800.

The Purpose of the Exchange Offer and the Satmex 6 Financings

      Early in 2001, the telecommunications sector began to suffer a sharp downturn. Supply increased as a result of a build-out of fiber optics capacity around the world. At the same time, demand was reduced via compression technology that allows more efficient utilization of telecommunications capacity. Also in 2001, the Internet sector, one of the primary growth drivers for satellite services, suffered a downturn from which it has not yet recovered. The worldwide business climate began to slow down and the Latin American economies, because of their reliance on external demand, have suffered to a greater extent.

      This industry downturn affected both satellite operators and their customer base. As of 1999, voice customers began to switch to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of capital available to the Internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From April 2001 to March 2003, contract cancellations decreased our backlog by $169.3 million.

      Our revenues have decreased from $136.4 million in 2000 to $85.0 million in 2002. As a result, our senior unsecured credit rating has been reduced from B3 to Ca by Moody’s Investor Services and our long term foreign issuer credit rating has been reduced from B to CCC+ by Standard & Poor’s. Furthermore, we will not be able to generate sufficient cash flow from our operations to service our outstanding indebtedness, all of which, approximately $524 million, will come due in 2004. In order to fund the construction, insurance and launch of Satmex 6, we have obtained commitments for export credit agency financings and are working on a proposed private placement of secured notes (collectively referred to as the “Satmex 6 financings”). These financings, however, are subject to, among other things, the extension of our 2004 debt maturities. Completion of these transactions is critical to our continuing viability. If we do not complete these transactions, we will not have sufficient liquidity to complete the launch of Satmex 6 or service our debt. In that case, we would default on our outstanding indebtedness and we would seek to reorganize under either Chapter 11 of the U.S. Bankruptcy Code or Mexican reorganization law (concurso mercantil), or both.

      The Satmex 6 financings include:

1. A proposed $150 million loan from ING Capital LLC, guaranteed by the Export-Import Bank of the United States, or “Ex-Im Bank,” for both political and commercial risk;

2. A proposed $74 million loan from Socíeté Générale, with 95% of that amount backed by an insurance policy from Compagnie Française d’Assurance pour le Commerce Extérieur, known as Coface, covering commercial and political risk; and

3. A proposed private placement of approximately $70 million in gross proceeds of new senior secured floating rate notes.

      We outline each of these transactions below in more detail. These transactions will allow us to complete construction, insure and launch our newest satellite, Satmex 6, and prepay the outstanding principal of our existing senior secured floating rate notes that will come due in 2004. A successful completion of this exchange offer is necessary to allow us to close the Satmex 6 financings.

      We believe that the Satmex 6 financings and the exchange offer will enhance our ability to execute our business plan and will materially improve the prospects for the timely payment of principal and interest to our debtholders. The specific benefits of the Satmex 6 financings and the exchange offer are that they allow us to:

•	obtain adequate funding to complete construction and launch of Satmex 6, including customary insurance;

•	resolve our near-term liquidity crisis through maturity extensions of the existing notes and our parent company’s debt obligation to the Mexican government, which we refer to as the “Menoscabo;”

•	obtain an Ex-Im Bank loan guarantee and Coface insurance policy that will generate significant cash interest savings on our new bank debt compared to market-based interest rates;

•	preserve our government concessions for the orbital slots occupied by our satellites and the use of our satellite control centers; and

•	maximize our ability to generate significant additional revenue through the broader footprint and greater capacity of Satmex 6, including development of the project Satmex Maximo, a revenue sharing arrangement with U.S. cable operators to bring Latin American programming to the United States.

Funding for Satmex 6

      In August of 2000, one of our satellites, Solidaridad 1, ceased operating and was considered irretrievably lost. As a result of this loss, our transponder capacity has been reduced from 144 36MHz to 96 36MHz for nearly three years. Most of our customers were relocated to Satmex 5 or Solidaridad 2. The rest were relocated to satellites owned by Skynet. Solidaridad 1 was covered by an in-orbit insurance policy and we received approximately $235.3 million in insurance proceeds for the loss of the satellite. We intend to replace Solidaridad 1 with Satmex 6, which is a new, more technologically advanced 60-transponder satellite being manufactured for us by Space Systems/ Loral, Inc., which we refer to as “SS/ L.” We have applied $185 million of the proceeds of the insurance to pay for installments due to SS/ L for the satellite, to Space Systems/ Loral Integral Systems, Inc., which we refer to as “Integral Systems,” to Arianespace for launch services and other suppliers for the ground station equipment required to operate Satmex 6. We used the remaining approximately $50 million of the insurance proceeds for debt service on our senior secured floating rate notes, which we refer to as the “floating rate notes.” The additional amounts required to complete the program have come, in part, from internally generated funds.

      We believe that the launch of Satmex 6 is a critical element of our business plan and will directly affect our ability to generate the revenues in the future necessary to service our debt. Satmex 6 will increase the total capacity of our fleet by 60 36 MHz transponders, 36 in C-band and 24 in Ku-band. Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in the Satmex fleet. It will be roughly 300% more powerful than Solidaridad 2 and roughly 50% more powerful than Satmex 5. It will have hemispherical coverage in both C-and Ku-bands. From Canada to Argentina, Satmex 6 will cover all the 48 contiguous United States and Hawaii, Mexico, the Caribbean and all of Latin America and Brazil. We believe these performance characteristics will enable us to acquire significant new customer contracts. As we acquire more customers on Satmex 6 over the next several years, we expect our revenue and cash flow profile to improve.

      We have structured the new notes and the Satmex 6 financings to help us conserve cash during the critical ramp-up period of Satmex 6. We believe that once Satmex 6 is operating according to our business plan, we will generate sufficient cash flow to service our debt.

      We expect the total cost of Satmex 6, the ground station equipment and related services and insurance coverage purchased from suppliers in the United States to total approximately $197 million. Approximately $167 million of this amount qualifies as eligible for Ex-Im Bank financing. Ex-Im Bank generally provides a guarantee of 85% of eligible U.S. exports plus 100% of its fee. Our Satmex 6 project has qualified for a total of $150 million in Ex-Im Bank guarantee for both commercial and political risk. We are currently negotiating a direct loan from ING Capital LLC backed by this Ex-Im Bank guarantee.

      We expect to incur other costs of approximately $85 million in connection with the launch of Satmex 6 and other related services. These costs are primarily payable to Arianespace, the French company that will be launching Satmex 6. We refer to these other costs as the “French Export Amount.” We have funded all payments made to Arianespace to date from the insurance proceeds for Solidaridad 1. We are seeking financing in an amount equal to 85% of the French Export Amount through a direct loan from Société Générale, with 95% of that amount backed by an insurance policy from Coface covering commercial and political risk.

      We intend to issue approximately $80 million aggregate principal amount of our new senior secured floating rate notes, which we refer to as the “new floating rate notes” in a private placement. The gross proceeds from the issuance of the new floating rate notes, approximately $70 million, will be used to prepay a portion of our existing floating rate notes. We intend to use the refunds of prior payments to Arianespace, SS/ L, Integral Systems and other suppliers to prepay the remaining portion of our existing senior secured floating rate notes. The Satmex 6 financings are described in more detail in “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

      If we do not consummate the exchange offer, the lenders under the Satmex 6 financings will not provide financing to us.

      The Satmex 6 financings will be our senior secured debt and will have the benefit of a collateral security interest in certain of our assets as described in “Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Holders of new notes will not receive the benefit of any security interest in any of our collateral.

      The following table illustrates the sources and uses of funds with respect to our investment in the construction and launch of Satmex 6, and the Satmex 6 financings:

Investment

(US$ millions)

Sources

Ex-Im Bank guarantee	$150
Coface insurance policy	74
New floating rate notes	80

$304

Uses

Satellite construction pre-launch	$125
Launch vehicle service	85
Launch plus one-year in-orbit insurance	51
Other related investments	16
Export credit agencies fees	13
Discount on new floating rate notes	10
Related operating capital expenditures	4

$304

Financing

(US$ millions)

Sources

Reimbursed investment	$304

$304

Uses

Floating rate notes	$204
Satmex 6 remaining investment:
Satellite construction	5
Launch vehicle service	9
Launch plus one-year in-orbit insurance	48
Export credit agencies fees	12
Discount on new floating rate notes	10
Other related investments	16

$304

Negotiations with Ad Hoc Committee of Existing Noteholders

      An ad hoc committee of holders of existing notes has been formed. As of June 30, 2003, the ad hoc committee held more than 50% of the aggregate principal amount of the existing notes. The ad hoc committee has retained Chanin Capital Partners LLP as financial advisor and Akin Gump Strauss Hauer & Feld LLP as legal advisor. We have not yet commenced negotiations with the committee on the terms of the exchange offer and the new notes, and the terms of the exchange offer and the new notes may be amended as a result of any negotiations with the committee.

The Exchange Offer and Consent Solicitation

Securities for Which We are Making the Exchange Offer	We are making an exchange offer for all of our existing 10 1/8% Senior Notes due 2004.

There is currently $320,000,000 in aggregate principal amount of existing notes outstanding. The CUSIP number of the existing notes is 803895AB7 and the ISIN number of the existing notes is US803895AB77.

Exchange Offer	We are offering, in exchange for each $1,000 principal amount of existing notes validly tendered, $ principal amount of new notes.

Consent Solicitation	Concurrently with the exchange offer, we are soliciting consents to the proposed amendments to the indenture governing the existing notes from holders of existing notes to whom we are making the exchange offer. See “The Proposed Amendments.” Holders of existing notes may give their consent to the proposed amendments only by tendering their existing notes in the exchange offer and will be deemed to have given their consent by so tendering. The terms of the indenture governing the existing notes provide that consents from holders of a majority in aggregate principal amount outstanding must be received in order to amend the indenture as described in this prospectus. However, the exchange offer and consent solicitation is subject to additional conditions as described in detail under “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer.”

Expiration Date	The exchange offer will expire at 11:59 p.m., New York City time, on , 2003, unless extended by us in our sole discretion.

Settlement Date	The new notes will be issued on the settlement date, which will be the third business day following the expiration date or as soon as practicable thereafter.

Withdrawal Rights	Tenders of existing notes in the exchange offer may be withdrawn at any time prior to the expiration date. See “The Exchange Offer and Consent Solicitation — Expiration Date; Extensions; Amendments; Termination” and “— Withdrawal Rights.”

Conditions to the Exchange Offer	The exchange offer is subject to the terms and conditions set forth under “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer,” including the conditions that:

• we receive valid and unrevoked tenders of at least % in aggregate outstanding principal amount of the existing notes;

• we consummate the Satmex 6 financings;

• the Mexican Registry of Securities approves the registration of the new notes; and

• the Menoscabo is restructured.

How to Tender	The exchange offer is eligible for the Depository Trust Company’s, or DTC’s, Automated Tender Offer Program (“ATOP”). To tender your existing notes and participate in the consent solicitation, you must follow the specific procedures set forth in “The Exchange Offer and Consent Solicitation — How to Tender.”

Consequences to Existing Noteholders not Tendering in the Exchange Offer	For a description of the consequences to existing noteholders of not tendering in the exchange offer, see “Risk Factors — Factors relating to the exchange offer and consent solicitation.”

Use of Proceeds	There will be no proceeds to us from the exchange offer.

Exchange Agent	JPMorgan Chase Bank is serving as the exchange agent for the exchange offer. You can find the address and telephone number for JPMorgan Chase Bank on the back cover page of this prospectus.

Information Agent	Citigate Financial Intelligence is serving as the information agent for the exchange offer. You can find the address and telephone number for Citigate Financial Intelligence on the back cover page of this prospectus.

Dealer Managers	UBS and Banc of America Securities LLC are the dealer managers for the exchange offer. The address and telephone number of each dealer manager is set forth on the back cover page of this prospectus.

United States Federal Income Tax Considerations	If you tender your existing notes in the exchange offer, subject to certain assumptions, the exchange should be treated as a “recapitalization” and, therefore, you should not be treated as having made a taxable exchange of your existing notes for United States federal income tax purposes. However, the tax consequences to persons who participate in the offer are complicated and subject to uncertainties. See “Material United States Federal Income Tax Considerations” for a more detailed description of the tax consequences for persons who tender their existing notes in the exchange offer. We will take the position that holders who do not participate in the exchange offer will not be treated as having made a taxable exchange of their untendered existing notes for United States federal income tax purposes. However, the proposed amendments to the existing notes may result in a taxable event to those holders. See “Material United States Federal Income Tax Considerations” for a more detailed discussion of the tax consequences for persons who do not tender their existing notes in the exchange offer.

Mexican Federal Income Tax Considerations	See “Material Mexican Federal Income Tax Considerations.”

The New Notes

New Notes	Up to $ principal amount of new notes due .

Interest	Interest on the new notes will be payable as follows:

Withholding Tax and Payment of Additional Amounts	Payments of interest to holders of the new notes will be subject to Mexican withholding tax. Subject to certain exceptions, we will pay additional amounts in respect of payments on the new notes so that the net amount received by each holder after payment of any Mexican withholding tax will be equal to the amount that would have been received if no such taxes had been applicable. See “Description of the New Notes — Additional Amounts.” For a discussion of the tax consequences of holding and disposing of the new notes, see “Material United States Federal Income Tax Considerations” and “Material Mexican Federal Income Tax Considerations.”

Optional Redemption	On and after , , we may redeem the new notes, at our option, in whole or in part, at any time and from time to time, at a redemption price of % of the principal amount of the new notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

In addition, we may redeem up to % of the aggregate principal amount of the new notes originally outstanding at a redemption price equal to % of the principal amount of the new notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, with the net cash proceeds of one or more public offerings of our equity. If we make such a redemption, at least % of the aggregate principal amount of the new notes originally outstanding must remain outstanding immediately after the occurrence of each such redemption. See “Description of the New Notes — Redemption — Optional Redemption Upon Equity Offering.”

Redemption for Changes in Mexican Withholding Taxes	We may, at our option, redeem the new notes, in whole or in part, at any time at 100% of the principal amount of the new notes, together with any accrued and unpaid interest, if the Mexican withholding tax rate on payments in respect of the new notes is increased, as a result of a change in Mexican law, to a rate in excess of 4.9%. See “Description of the New Notes — Optional Redemption” and “— Redemption for Changes in Mexican Withholding Taxes.”

Offer to Purchase upon a Change of Control	Upon a change of control, holders of new notes will have the right, subject to certain restrictions and conditions, to require us to purchase all or any part of their new notes at 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. We have certain other outstanding indebtedness that is subject to acceleration upon a change of control. Such indebtedness restricts, and the terms of the Satmex 6 financings will restrict, our ability to repurchase new notes upon a change of control unless such indebtedness is first paid in full. We cannot assure you that we could obtain a waiver of those provisions or that we will have sufficient funds available at the time of any change of control to repurchase any tendered new notes. See “Description of the New Notes — Change of Control” and “Risk Factors — Factors relating to the new notes — We may not be able to finance a change of control offer.”

Ranking	The new notes will rank senior in right of payment to all of our existing and future subordinated indebtedness and will rank pari passu in right of payment with all of our existing and future senior indebtedness, including indebtedness under the Satmex 6 financings, subject to priorities recognized by statute, such as tax and labor obligations. However, the new notes will be effectively subordinated to our secured indebtedness, including the Satmex 6 financings, which will be approximately $304 million, to the extent secured by collateral. See “Description of the New Notes — Ranking of the New Notes and the Subsidiary Guarantees” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Certain Covenants	The new notes indenture will contain covenants that are substantially similar to the covenants currently contained in the existing notes. These covenants limit our ability to, among other things:

• incur additional indebtedness and issue preferred stock;

• create liens;

• make restricted payments;

• enter into transactions with affiliates; and

• consummate certain merger, consolidation and similar transactions.

See “Description of the New Notes — Certain Covenants.”

The Proposed Amendments

      If you tender your existing notes in the exchange offer, you will be consenting to amend the indenture governing the existing notes. These amendments will eliminate substantially all of the covenants contained in that indenture, including:

•	the limitations on: incurring indebtedness, including secured indebtedness; payment of dividends; the making of investments and the granting of loans; dividend and other payment restrictions on subsidiaries; transactions with shareholders and affiliates; creating liens; sale and leaseback transactions; asset sales and transfers; issuance and sale of capital stock of subsidiaries; issuance of preferred stock; and mergers; and

•	the requirements to: make an offer to purchase upon a change of control or with the proceeds from certain asset sales; pay taxes and other claims; maintain property and insurance; and preserve corporate existence.

      The amendments would also eliminate events of default that are triggered if, among other things:

•	we fail to comply with any of the covenants and provisions described above;

•	we or any of our significant subsidiaries default under our or such significant subsidiary’s debt obligations;

•	we or any of our significant subsidiaries are subject to certain bankruptcy events;

•	we or any of our significant subsidiaries have a final judgment rendered against us or them;

•	the Mexican government declares a moratorium on the payment of debt by us or any of our guarantors; or

•	any of our concessions or any of the material rights granted therein are terminated.

      The amendments would also change the acceleration provision in the existing notes indenture to provide that holders of at least 75% of the outstanding principal amount of existing notes, rather than the current 25%, will be required to accelerate the existing notes.

      IF YOU TENDER EXISTING NOTES PURSUANT TO THE EXCHANGE OFFER, YOU WILL BE DEEMED TO HAVE GIVEN YOUR CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE EXISTING NOTES TENDERED.

      The proposed amendments to the indenture governing the existing notes will become effective only upon the consummation of the exchange offer and the execution of the supplemental indenture governing existing notes.

Risk Factors

      See the “Risk Factors” section of this prospectus beginning on page 12 for a description of risks you should carefully consider in deciding whether to tender your existing notes in the exchange offer.

SUMMARY HISTORICAL FINANCIAL INFORMATION

      The following table presents selected financial information for Satmex. The financial information presented as of and for the fiscal years ended December 31, 2002, 2001 and 2000 was derived from our audited financial statements contained elsewhere in this prospectus. The financial information as of and for the three months ended March 31, 2003 and 2002 was derived from our unaudited financial statements included elsewhere in this prospectus and may not be indicative of results for the full fiscal year. The financial information presented as of and for the fiscal years ended December 31, 1999 and 1998 was derived from our audited financial statements that are not included in this prospectus.

      Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP.” The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Operating and Financial Review and Prospects” and to our financial statements, and the related notes thereto, included elsewhere herein.

						As of and for the
						Three Months Ended
						March 31,
	As of and for the Year Ended December 31,					(Unaudited)

	2002	2001	2000	1999	1998	2003	2002

	(US$ millions)
Statement of Operations Data:
Revenue(1)	$85.0	$128.0	$136.4	$135.5	$104.8	$20.8	$22.6
Operating income (loss)(1)	(1.4)	35.1	34.3	25.0	32.8	(.7)	1.2
Income (loss) before income taxes and extraordinary loss(1)	(28.8)	(4.3)	72.2	(41.0)	(17.2)	(8.4)	(8.8)
Deferred income tax benefit (expense)(1)	8.8	1.1	(17.0)	(5.7)	(0.9)	1.7	1.2
Income (loss) before extraordinary loss(1)	(19.9)	(3.1)	55.2	(46.7)	(18.1)	(6.7)	(7.6)
Net income (loss)(1)	(19.9)	(3.1)	55.2	(46.7)	(23.7)	(6.7)	(7.6)
Net income (loss) applicable to common stockholders(1)	(21.4)	(4.6)	53.7	(47.8)	(23.7)	(7.1)	(8.0)
Other Data:
Depreciation and amortization	$47.4	$47.3	$56.7	$61.3	$48.7	$11.9	$11.8
Capital expenditures	123.2	95.7	6.7	6.3	152.3	11.0	30.4
Excess (deficiency) of earnings to fixed charges	(43.0)	(7.7)	72.2	(42.5)	(37.7)	(12.9)	(11.1)
Balance Sheet Data (at end of period):
Total assets	$1,011.1	$1,089.3	$1,123.6	$1,041.7	$1,138.0	$991.7	$1,069.3
Long-term debt	523.4	542.4	571.0	587.0	608.0	523.1	542.1
Stockholders’ equity(1)	368.7	388.6	391.7	336.5	351.3	362.0	381.0

(1)	In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the then committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

The Satmex Organization

      The chart below presents in simplified form the ownership structure of Satmex:

(1)	The Class N shares retained by the Mexican Government have voting rights only with respect to certain extraordinary matters. See “Major Shareholders and Related Party Transactions.”

RISK FACTORS

      You should carefully consider the following risk factors, as well as other information set forth in this prospectus, prior to deciding whether to participate in the exchange offer and the consent solicitation. In general, investing in the securities of issuers in emerging market countries such as Mexico involves risks not typically associated with investing in the securities of U.S. companies. To the extent it relates to the Mexican government or Mexican macroeconomic data, the following information has been extracted from official publications of the Mexican government and has not been independently verified by us.

Factors relating to the exchange offer and consent solicitation

If the exchange offer is not successful, we face an immediate risk of default on the existing notes.

      If the exchange offer is not successful, we will not be able to pay principal or interest on the existing notes. The existing notes are due on November 1, 2004. Since we do not expect to be able to generate sufficient cash flow from our operations to repay the existing notes or the floating rate notes when they become due, we must obtain outside financing to repay the principal on the existing notes and the floating rate notes. Due to our high leverage ratio, significant amounts of secured indebtedness and weakened financial condition, we have not been able to obtain financing on commercially reasonable terms. We have approached several financial institutions about providing funds to refinance our indebtedness, and at this time none have been willing to provide financing on commercially reasonable terms without a guarantee from a government entity. The Satmex 6 financings are conditioned, among other things, upon the successful extension of the maturities of the existing notes and restructuring or repayment of the floating rate notes. Because we do not have enough funds to pay all of our debt, and given the depressed value of telecommunications assets generally, it is likely that each holder of existing notes would incur a significant loss if the exchange offer is not successful. Moreover, if we are forced into Mexican reorganization (concurso mercantil) or U.S. bankruptcy, your claims as unsecured creditors would be effectively subordinated to the significant claims of our senior secured creditors, and as a result your likelihood of recovery on those claims would be minimal.

If you do not exchange your existing notes and the exchange offer and consent solicitation are consummated, your rights under the indenture governing your existing notes will be substantially diminished.

      If the exchange offer is consummated and the proposed amendments to the indenture governing the existing notes become effective, existing notes not exchanged pursuant to the exchange offer will no longer be entitled to the benefit of virtually all of the restrictive covenants and certain events of default contained in the indenture currently governing the existing notes. The proposed amendments to the indenture would, among other things:

•	eliminate all of the covenants restricting us from incurring indebtedness, including secured indebtedness, making certain investments, granting loans, paying dividends, creating liens, entering into transactions with affiliates, undertaking certain mergers, consolidations or asset sales, issuing certain stock and entering into sale and leaseback transactions;

•	eliminate our obligation to repurchase existing notes at the option of the holders in the event of a change of control or with the proceeds from certain asset sales, to pay taxes and other claims, to maintain property insurance and to preserve our corporate existence;

•	eliminate events of default related to our non-compliance with such covenants, cross-defaults, including provisions that would result in a default if there is a default or event of default with respect to the new notes, adverse judgments, certain bankruptcy events, termination of or loss of material rights under our concessions and Mexican government moratoriums on our debt; and

•	change the percentage of existing notes required to cause the existing notes trustee to accelerate the existing notes from 25% to 75%.

      The modification of the restrictive covenants would permit us, absent the existence of similar covenants under other indebtedness, such as the new notes, to take actions that could increase the credit risks, with respect to us, faced by the holders of the existing notes or that could otherwise be adverse to the interests of the holders of the existing notes. The modifications would apply to existing notes that remain outstanding after the exchange offer, even if you do not consent to the proposed amendments.

We may purchase or repay any existing notes not tendered in the exchange offer on terms that could be more favorable to those holders than the terms of this exchange offer.

      We may, at any time, purchase existing notes in the open market, in privately negotiated transactions, through subsequent tender offers or otherwise. Any other purchases may be made on the same terms or on terms that are more or less favorable to holders than the terms of this exchange offer. In addition, we reserve the right to repay any existing notes not tendered. If we decide to repurchase or repay existing notes that are not tendered in the offers on terms that are more favorable than the terms of this exchange offer, those holders who decided not to participate in this exchange offer would be better off than those that participated in the exchange offer.

If you do not exchange your existing notes and the exchange offer is consummated, there will be a smaller public trading market for your existing notes and the market price of your existing notes may decline.

      The existing notes are currently traded in limited amounts primarily through the over-the-counter market. To the extent the exchange offer is consummated, the trading and the liquidity of the market for existing notes are likely to be even more limited since there will be a smaller principal amount of the existing notes outstanding. A debt security with a smaller outstanding principal amount available for trading, a smaller “float,” may command a significantly lower price than would a comparable debt security with a greater float. Therefore, following consummation of the exchange offer, the market price for the existing notes may decline significantly. Furthermore, the price at which trading on the existing notes occurs could be extremely volatile. Following consummation of the exchange offer, we cannot assure you that an active market in the existing notes will exist or at what price the untendered notes may trade.

The tax consequences of the exchange offer are subject to significant uncertainties.

      If you tender your existing notes in the exchange offer, the exchange should be treated as a “recapitalization” and, therefore, you should not be treated as having made a taxable exchange of your existing notes for United States federal income tax purposes. However, the tax consequences to persons who participate in the offer are complicated and subject to uncertainties.

      Satmex will take the position that holders who do not participate in the exchange offer will not be treated as having made a taxable exchange of their untendered existing notes for United States federal income tax purposes. However, this matter is not free from doubt and the Internal Revenue Service could take a contrary position. See “Material United States Federal Tax Considerations” for a more detailed description of the tax consequences for persons who tender their existing notes in the exchange offer and persons who do not tender their existing notes.

Factors relating to Satmex

Unless we complete the Satmex 6 financings, we may not have the resources to launch Satmex 6 and will not be able to repay the existing notes and our floating rate notes when they come due in 2004.

      At March 31, 2003, we had $204.1 million of floating rate notes outstanding and $320 million of existing notes outstanding, all of which will come due in 2004. Because we do not expect to be able to generate sufficient cash flow from our operations to repay the floating rate notes or the existing notes, we will need to restructure this indebtedness to extend their maturities or obtain outside financing to repay the outstanding principal that comes due. Unless the Satmex 6 financings are successful, we do not expect to be able to launch

Satmex 6, our current investment in the construction of Satmex 6 will not be financed under those circumstances and we do not believe that we will be able to repay or refinance all of the principal that comes due in 2004. As a result, unless we are able to agree on a restructuring with the holders of these notes, we would likely be forced into Mexican reorganization (concurso mercantil) or a U.S. bankruptcy.

      In February 2003, we sought consent from the holders of our floating rate notes to amend the financial covenants in the indenture governing those notes to align those covenants more closely with our business trends. The consent solicitation was successful, and we paid a fee to consenting holders of our floating rate notes of 0.25%. In addition to amending the financial covenants, the amendments to the floating rate note indenture provided that a default would occur under the floating rate notes if we fail to complete the financings with Ex-Im Bank and Coface on or prior to September 30, 2003. A failure to complete those financings, for which the exchange offer is a condition precedent, would result in a default under the floating rate notes indenture, which would cause a cross-default under the indenture governing the existing notes. If this event of default and cross default occur, all of our indebtedness could come due at once and we would not be able to repay all of the amounts we would owe.

      As of June 30, 2003, we owed $12 million towards the completion and launch of Satmex 6, and owed $48 million on the launch and one-year in orbit insurance policy for Satmex 6. Unless the Satmex 6 financings are successful, we do not expect to have sufficient funding available to pay these amounts and to complete, insure and launch Satmex 6. A failure to launch Satmex 6 would jeopardize our viability. Further, unless the Satmex 6 financings are completed or our indebtedness is otherwise restructured, future cash flows will not be sufficient to make interest and principal payments on our indebtedness.

We have incurred significant indebtedness, including secured indebtedness, that may limit our cash flow for capital expenditures and other expenses.

      Following completion of the exchange offer and the Satmex 6 financings we will continue to be highly leveraged. As of March 31, 2003, we had outstanding debt of $524.1 million. Assuming that 100% of the holders of existing notes participate in the exchange offer, and assuming that the Satmex 6 financings are completed as proposed, we will have outstanding indebtedness of $           million, of which $304 million will be secured by a lien on substantially all of our assets. A significant portion of our cash flow will be used to service this debt, which in turn affects our ability to pay our other expenses and to fund our capital expenditures.

      Further, the level of our indebtedness has had and may continue to have important consequences. For example, it has:

•	limited cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	increased our vulnerability to general adverse economic and industry conditions;

•	limited our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;

•	placed us at a relative disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do; and

•	limited, through covenants in our indebtedness, our ability to borrow additional funds.

      We cannot assure you that the restrictions contained in agreements governing our indebtedness will not impair our ability to finance our future operations or capital needs or engage in other business activities.

We may not be able to meet our planned schedule for launching or commencing operations of Satmex 6. Extensive delays in the launch or commencement of operations of Satmex 6 could affect our ability to generate revenue in the short term.

      We originally planned to launch Satmex 6 in the first quarter of 2003. However, as a result of production and launch schedule delays, we do not expect to be able to launch Satmex 6 until the fourth quarter of 2003. We may experience additional delays that may result in our further postponing the launch of Satmex 6. Satellite launches may be delayed for several reasons, including delays in the manufacture of satellites or launch vehicles or the periodic unavailability of optimum launch dates.

      Any significant delay in the commencement of service of Satmex 6 would delay the revenue anticipated to be generated by the satellite. It could also cause us to lose some customers that have indicated interest in Satmex 6. If we are unable to complete the Satmex 6 financings on satisfactory terms, we cannot assure you that we will be able to fulfill our financing strategy or complete and launch the Satmex 6 satellite, and our financial condition and results of operations will be materially adversely affected.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial loss of Satmex 6. Satmex 6 could also fail to achieve its designated orbital location after launch.

      We may experience launch failure with respect to Satmex 6 that could result in the partial or total loss of the satellite. Satellite manufacture and launch involve complex processes and technology, and we rely on contractors for both the manufacture and the launch of our satellites. Even if launched into orbit, a satellite may fail to enter into its designated orbital location or we may use more fuel than planned to place a satellite into its orbital location and, as a result, reduce the orbital maneuver life of the satellite.

      In December 2002, Arianespace, the French company that will be launching Satmex 6, experienced a failure of the maiden voyage of its Ariane 5 ECA rocket minutes after blast off. The rocket crashed into the Atlantic Ocean and all satellites on board were irretrievably lost. Satmex 6 will not be launched on the Ariane 5 ECA rocket, but rather on the Ariane 5G+ rocket, which is a modified version of the Ariane 5G. The Ariane 5G has a history of successful launches. However, we cannot assure you that there will not be a failure of the launch vehicle upon the launch of Satmex 6. While a loss of Satmex 6 from a launch failure would generate insurance proceeds for us, our ability to increase our revenues would be materially adversely affected.

The agreements governing the Satmex 6 financings, as well as the new notes indenture, will contain covenants that may cause us to default under those agreements.

      The agreements governing the Satmex 6 financings will contain financial, operating and negative covenants, all of which will restrict us in some way. If we default on any of those covenants, we would be in default under those agreements. In 1999, our stockholders contributed $31.9 million of capital to us so that we could pay down debt in order to ensure compliance with certain covenants contained in our debt agreements. We do not expect our shareholders to contribute any more equity in similar situations. If we cannot meet our financial or other covenants, we will be in default under those agreements, and the holders of those obligations will have the right to accelerate the payment of that indebtedness. If our indebtedness is accelerated we will not have sufficient resources to repay all of the accelerated principal.

Our ability to find additional financing is limited.

      Even if we reach a high level of capacity utilization within three years on Satmex 6, we may require additional financing in order to service our indebtedness and fund our operations. We may not have sufficient resources or have access to financing on terms acceptable to us if at all. Our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico and the rest of North America and Latin America, the state of the global telecommunications industry and financial, business, regulatory and other factors. Many of these factors are beyond our control, such as the willingness of our equity holders to contribute additional capital to finance any cash flow deficiency.

Our in-orbit satellites remain vulnerable to failure.

      Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected useful life. Satellites are carefully built and tested and have certain redundant systems in case of failure. However, in-orbit failure may result from various causes including:

•	component failure;

•	loss of power or fuel;

•	inability to control positioning of the satellite;

•	solar and other astronomical events; and

•	space debris.

      Repair of satellites in space is not feasible. Many factors affect the useful lives of satellites. These factors include:

•	station-keeping fuel consumption;

•	the quality of manufacture;

•	gradual degradation of solar panels or other components; and

•	the durability of components.

      On August 29, 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Previously, Solidaridad 1, which was built by Boeing Space Systems (formerly Hughes Space and Communications) and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time.

      At December 31, 2002, our Solidaridad 2 and Satmex 5 satellites had remaining estimated useful lives of 6.3 and 11 years, respectively. Solidaridad 2 was manufactured by Hughes Space and Communications and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.

      In April 2001, Satmex 5, a BS 601 HP spacecraft, experienced temporary difficulties starting the back-up propulsion system of the Xenon Ion Propulsion System (“XIPS”), which provides station-keeping capability for the satellite. We were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Failures related to XIPS have occurred on other BS 601 HP spacecraft. Performance on both Satmex 5 XIPS systems is normal. Currently, however, we are using the second XIPS system as the primary propulsion system and the first system as the back-up. In addition, Satmex 5 has a chemical propulsion system in place to provide further redundancy. In July 2003, two BS 601 HP spacecrafts owned by PanAmSat experienced failures of their XIPS system.

      If either of our Solidaridad 2 or Satmex 5 satellites were to fail, our revenues would be materially adversely affected. This impact would be severe if a failure occurred prior to the successful launch of Satmex 6.

We may not be able to obtain acceptable insurance coverage for our satellites at commercially reasonable rates.

      While we have obtained in-orbit insurance for Solidaridad 2 and Satmex 5 and launch insurance for Satmex 6, a satellite failure may result in a decrease in our profits, which loss would not be insured. The in-orbit insurance for Solidaridad 2 expired in November 2002 and the in-orbit insurance for Satmex 5 expires in December 2003. In November 2002 we renewed the in-orbit insurance for Solidaridad 2 for a one-year period on terms that, because of changes in the availability on commercially reasonable terms of certain coverages in the insurance market, differed from the original policy. The renewal policy for Solidaridad 2 does not insure against an in-orbit failure due to the loss of the satellite’s control processors, the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Further, the new policy raises the percentage of the satellite’s capacity that must be impaired before a total loss can be declared from 50% to 75%. We cannot guarantee that we will be able to renew the insurance at the end of these periods, or that if renewal is available, that it would be on terms acceptable to us. Any uninsured loss would have a material adverse effect on our results of operations and financial condition.

A small number of customers account for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.

      A large portion of our revenues is derived from a small number of customers. During 2002, approximately 35 of our customers accounted for approximately 80% of our revenue base, and our top 10 customers represented approximately 53% of our revenues. Our largest customer is Hughes Network Systems, a wholly owned subsidiary of Hughes Electronics Corporation. Revenue from Hughes Network Systems represented 15% and 10%, of service revenue for the years ended December 31, 2002, and 2001, respectively. We expect that Hughes Network Systems will represent a greater portion of our service revenue in 2003. Revenue from the Mexican government represented 8%, 8% and 7% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively. If any of our significant customers cancelled their contracts with us or failed to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.

      During 2001 and 2002, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. Additional terminations occurred in the first quarter of 2003. Cancellation or non-renewal of service contracts of our large customers would have an adverse effect on our results of operations.

Many of our customers are in the telecommunications industry, which is currently suffering from financial difficulties.

      As of March 31, 2003, customers representing approximately 91% of our revenues were in the telecommunications industry. The telecommunications industry has been suffering economically in recent years, and has generally seen a decrease in that industry’s ability to fund its own growth and development. As a result, we recently have seen the cancellation and non-renewals of some of our long-term contracts with telecommunications customers. As of March 31, 2003, approximately 21% of our revenues were derived from customers in the telecommunications industry under contracts with a remaining term greater than 5 years. If these contracts are cancelled prior to their expiration, our revenue would decline and we would be adversely affected.

We operate in a highly competitive environment.

      The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses at low rates relative to the costs of our concessions to provide satellite services in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. At that time, PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. While we continue to be the leading provider of domestic fixed satellite services in Mexico, our ability to compete has been adversely affected. Future additional competition may have a corresponding adverse effect on our revenue. For the year ended December 31, 2002, approximately 49% of our revenues were from satellite services provided in Mexico.

      We also face competition from companies in our markets in the United States and Latin America. PanAmSat has a fleet of 21 satellites, including 14 that serve the Latin American market. Intelsat, a former international consortium, has 24 satellites, including nine that cover Latin America and has recently negotiated to buy Loral Skynet’s U.S. satellites. New Skies Satellites N.V. has a fleet of six satellites including two that serve Latin America. Further, in 2001, SES Astra merged with GE Americom to form SES Global. SES Global has a fleet of 39 satellites, of which 19 serve Latin America. We cannot assure you that we will be able to compete successfully with our competitors. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenue and impact our ability to service our debt obligations.

      Further, we face competition from land-based telecommunications services. For example, in the past we have experienced a number of contract cancellations or nonrenewals by customers that switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications. Further build-out of this infrastructure could hurt our revenue.

Loral and SS/L are currently in a U.S. Chapter 11 reorganization case.

      On July 15, 2003, Loral and certain of its subsidiaries, including SS/L, voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. This filing did not include Satmex, Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”) or Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), and those entities may not file such a petition without the approval of at least one director nominated by each of Principia and Loral. Although we do not believe that Loral intends to sell or dispose of its direct or indirect interests in us, the possibility exists that as part of its reorganization Loral may do so.

      We have contracted with SS/L to build Satmex 6, which contract was amended in June 2003. Under the terms of the amended contract, we agreed to waive certain rights we had under the original agreement resulting from SS/L’s delays in construction, and we accepted title to Satmex 6 in its incomplete stage, subject to, among other things, SS/L’s commitment to complete construction on a new timetable. As provided for in our agreement with SS/L, we hold title to the Satmex 6 satellite.

      Although we are unable at this time to predict what effects, if any, Loral’s Chapter 11 cases will have on us or the Loral Global Alliance, of which we are a part, these proceedings may have a material impact on our business. In addition, as with any bankruptcy filing, federal bankruptcy law may restrict our ability to enforce the terms of our agreements with such entities in accordance with their terms.

There are potential conflicting interests between us and our shareholders.

      Our shareholders, Loral and Principia own and have interests in other companies that are in businesses similar to ours, which could give rise to a conflict of interest. In particular, Loral Skynet and Skynet do Brasil own or are building satellites, the footprints of which overlap or are planned to overlap with those of our satellites. We have, together with Loral Skynet and Skynet do Brasil adopted a marketing policy that provides for collaboration and cross-selling among the Loral Global Alliance members. If, however, the members of the Loral Global Alliance do not collaborate but rather compete in areas of overlapping capacity, conflicting commercial interests between us and the Loral entities may arise. If Loral Skynet and Skynet do Brasil do not collaborate with us or vice versa under the Loral Global Alliance, Loral Skynet and Skynet do Brasil might compete directly with us for customers.

Disagreements between Loral and Principia could result in deadlock.

      Loral and Principia own, through Servicios, 70.71% of our capital stock, represented by full voting shares. The remaining portion of our capital stock is held by the Mexican government, Loral and Principia through limited voting shares. We may undertake certain material actions only with the prior agreement of both Loral and Principia. If Loral and Principia are unable to reach an agreement, it could lead to a management deadlock, which would hurt us. To resolve this deadlock, Loral or Principia may seek to sell its interests or, alternatively, buy the interests of the other. This could in turn result in a change of control under our debt agreements. A change of control may, under certain circumstances, result in a termination of our concessions from the Mexican government. See “— Factors relating to the new notes — We may not be able to finance a change of control offer” for more information on the effect a change of control would have on us.

If Servicios defaults in the payment of certain debt owed to the Mexican government, the Mexican government would gain control of us.

      Servicios, which directly owns 70.71% of our capital stock, issued to the Mexican government in December 1997, a note in the principal amount of approximately $125.1 million, which accrues interest at 6.03%, matures in December 2004 and is secured by Loral’s and Principia’s holdings in Firmamento, our indirect parent company. This obligation is subject to early prepayment under certain circumstances, including upon a failure by Loral and Principia to maintain sufficient collateral to secure Servicios’ obligation to the

Mexican government. Servicios will depend upon dividends from us or capital contributions from its shareholders to repay this obligation to the Mexican government. We do not believe that Servicios will have the resources to repay this obligation when due. If Servicios were to default in the payment of this obligation, the Mexican government would have the right to foreclose upon the Firmamento interests. This would result in the Mexican government gaining control of us. It is a condition to the closing of the Satmex 6 financings that Servicios is able to restructure its obligation to the Mexican government on terms acceptable to it. Servicios is in discussions with the Mexican government to extend this obligation.

You probably will not be able to effect service of process in the United States upon our officers or our Mexican directors.

      We are a Mexican company and most of our directors, all of our officers, and nearly all of our assets are located in Mexico. As a result, you probably will not be able to effect service of process on our Mexican directors or our officers in the United States, and you will probably need to effect service of process on them in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or officers outside of Mexico. See “Service of Process and Enforcement of Civil Liabilities.”

Factors relating to regulatory environment

Our business is regulated, causing uncertainty and additional costs.

      Our business is regulated by the Mexican authorities. The services we provide outside of Mexico and into other countries in Latin America and the United States subject us to regulations in those countries. For example, we need to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we need, and so increase our cost of doing business. For example, the concessions granted to us by the Mexican government require that we reserve approximately 7% of our satellite capacity for use by the Mexican government free of charge. Moreover, the concessions are subject to government regulations, which may make modifications to or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational and pricing requirements on us, which would hurt our results of operations and financial condition.

      The regulatory process also requires that we negotiate with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere with each other. Because we cannot guarantee the results of negotiations with third parties, “frequency coordination” is an additional source of uncertainty. For example, we are currently working to coordinate our Satmex 6 satellite through the Mexican government with the government of Canada. We cannot assure you that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

Our government concessions may be revoked under certain circumstances.

      The Mexican government has granted to us four concessions, three relating to our use of the orbital slots occupied by our satellites and the fourth relating to our use of the satellite control centers and the related land and buildings on which they are located. The orbital concessions have an initial twenty-year term, expiring in October 2017, and are renewable after that time, subject to certain conditions, for an additional twenty-year term. The property concession has a forty-year term. However, these concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events, including our insolvency or liquidation.

      Also, the Mexican government has the right to revoke the orbital concessions pursuant to an expropriation. The Mexican government may also temporarily seize the orbital concessions in the event of natural disaster, war or threat to national security, public order or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. If the concessions are terminated, revoked or temporarily seized, our results of operations and financial condition will be materially and adversely impacted.

We are subject to different corporate disclosure requirements than U.S. companies.

      Investors may not be able to obtain as much publicly available information about foreign issuers of securities traded in the United States as is regularly published by or about U.S. issuers of publicly traded securities. Therefore, potential investors may not be able to ascertain the risks of our company as easily as they would if we were a U.S. company.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us.

      For the year ended December 31, 2002, approximately 49% of our service revenue was from billings to Mexican customers. As a result, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, such as those experienced in the past or economic developments in or affecting Mexico, could generally hurt the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses. In the year 2002, the Mexican gross domestic product grew only at a rate of 0.9% and, as a result, consumer purchasing was lower than previously forecast, reducing income to our customers and adversely affecting our revenues.

Currency devaluations may impair our ability to service our debt.

      Changes in the value of the peso relative to the dollar could adversely affect our financial condition and results of operations. We bill our customers in dollars, but customers may pay us in pesos at the prevailing exchange rate on the date of payment. At the same time, all of our debt obligations are denominated and paid in dollars. Therefore, a decline in the dollar relative to the peso between the date of billing and the date of collection could adversely affect our revenues.

      The value of the peso sharply declined in the 1990s compared to the dollar. The devaluation of the peso in 1990s increased the peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the new notes. In addition, any further devaluation of the peso may negatively affect the value of Mexican securities, such as ours. We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for us. We may in the future consider entering into such arrangements considering the then-relevant risks, costs and other factors.

Exchange controls may impair our ability to obtain dollars to make dollar-denominated payments.

      The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the existing notes and the new notes.

Political developments in Mexico may adversely affect us.

      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental action concerning the economy and state-owned enterprises could have a significant impact on Satmex, Mexican private sector entities in general, and on market conditions, prices and returns on Mexican securities, including the new notes.

      Although the government of Mexico has pursued policies of economic liberalization and deregulation in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. For example, in past years Mexico has experienced considerable political, social and economic instability, which resulted in economic recessions and significant volatility in exchange rates, reduced availability of credit, high inflation and high interest rates. Since 1995, the government has implemented a series of economic reform measures designed, among other things, to stabilize the peso and reduce inflation. Although the peso/ U.S. dollar exchange rate has since remained relatively stable and inflation has recently been reduced, such stability may not continue. We do not have and do not intend to obtain political risk insurance.

Payment of judgments against us on the existing notes or new notes would be in pesos.

      In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States), an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by the Banco de México every business and banking day. As a result of the judgment conversion to pesos, you may suffer a significant U.S. dollar shortfall if you obtain a judgment or a distribution in bankruptcy. You should be aware that no separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

If we are declared subject to reorganization under Mexican law, you may find it difficult to collect payment on the new notes.

      If we were subject to a reorganization proceeding in a Mexican court, our obligations under the new notes:

•	would be converted into pesos at the exchange rate prevailing at the time of a declaration of bankruptcy or concurso mercantil and from pesos into inflation indexed units at the exchange rate prevailing at that time;

•	would be dependent upon the outcome of the reorganization proceeding. Payment in a reorganization scenario is dependent on several factors, including payment to secured creditors and others, such as labor and tax priorities; and

•	would cease to accrue interest.

We cannot assure you that you would be able to collect payment on the new notes in dollars, or at all, if we became subject to bankruptcy proceedings.

Mexican reorganization laws may not be as favorable to you as U.S. insolvency and bankruptcy laws

      The current Mexican reorganization law (concurso mercantil) is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 (Law of Commercial Reorganizations), which we refer to as the “LCR”, which provides for two different and separate proceedings: conciliation (concurso mercantil) and bankruptcy (quiebra). The conciliation phase may last up to 185 days subject to meeting certain conditions. This initial term may be extended for two 90-day periods. The objective of the conciliation phase (concurso mercantil) is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy (quiebra) phase does not have a specific term within which it must be concluded. Both proceedings would likely require significantly more time and be significantly more unpredictable than a reorganization proceeding under U.S. laws. If we were to be declared subject to reorganization under the LCR, you would have to file a claim in Spanish against our estate in Federal District Court in Mexico. Upon the court’s recognition of you as a creditor of ours, your claim would be unsecured and ranked with equal right to payment with all other unsecured claims filed against our estate.

Mexican law and regulations may impair creditors’ ability to enforce certain rights in Mexico.

      Under Mexican law, our creditors have their rights limited in the following ways:

•	any obligation to pay interest on interest may not be enforceable under Mexican law;

•	the existing notes and the new notes may not constitute negotiable instruments under Mexican law and, therefore, if you initiate an action against us in a Mexican court, that court may not immediately attach our property;

•	service of process by mail does not constitute effective service under Mexican law, and if a final judgment based on service of process by mail was made outside of Mexico, it would not be enforceable in Mexico;

•	any judgments as a result of enforcement proceedings in Mexico would be payable in pesos; and

•	payment of obligations under the existing notes or the new notes would depend on the outcome of a reorganization proceeding, which could be very lengthy.

Factors relating to the new notes

The indenture for the new notes restricts our ability to take certain actions.

      The indenture for the new notes imposes significant operating and financial restrictions. These restrictions affect, and in many respects significantly limit or prohibit, our ability to, among other things:

•	borrow money;

•	pay dividends on stock or repurchase stock;

•	make investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

      If we do not comply with these restrictions, a default could occur even if we could at that time pay our debt. If there were a default, the noteholders could demand immediate payment of the debt. Should that occur, we might not be able to pay or refinance this debt on acceptable terms.

The new notes will be effectively subordinated to all of our senior secured indebtedness.

      The new notes will be our senior unsecured obligations, as are the existing notes. Assuming the Satmex 6 financings are completed, we will have approximately $304 million of senior secured indebtedness outstanding, all of which would be secured by substantially all of our assets. The new notes would be effectively subordinated to this indebtedness to the extent of the value of that security. If we become insolvent or are liquidated or if any of our secured indebtedness is accelerated, the holders of the first priority lien on the secured indebtedness would be entitled to payment in full out of the assets securing this indebtedness before payment to holders of the new notes. If the holders of this secured indebtedness were to foreclose on the collateral securing our obligations to them, it is possible that there would be insufficient assets remaining after satisfaction in full of all the secured indebtedness to satisfy fully the claims of holders of the new notes.

Our new notes may not have an active trading market.

      We cannot assure you that a trading market for the new notes will develop or be maintained. Accordingly, we cannot assure you as to the development or liquidity of any trading market for the new notes. If an active market for the new notes does not develop or is interrupted, the market price and liquidity of the new notes may be adversely affected.

We may not be able to finance a change of control offer.

      We will be required to offer to repurchase all of the new notes if a “change of control” occurs. A change of control will occur when:

•	Loral and Principia cease to own collectively a majority of our voting stock;

•	Loral ceases to beneficially own, directly or indirectly, at least 35% of our outstanding common stock; or

•	we sell, lease or otherwise transfer all or substantially all of our assets; or

•	we merge or consolidate with another corporation, after which Loral and Principia cease to be, collectively, the beneficial owners of at least a majority of the total voting equity interest of the surviving company or a company that owns 100% of the surviving company.

      In addition, the Satmex 6 financings will also be subject to prepayment upon a change of control. We expect that the agreements governing the Satmex 6 financings will restrict our ability to repurchase new notes upon a change of control unless the Satmex 6 financings are first paid in full. We cannot assure you can obtain a waiver of those provisions or that we will have sufficient funds available at the time of any change of control to repurchase any tendered new notes.

QUESTIONS AND ANSWERS RELATING TO

THE EXCHANGE OFFER AND CONSENT SOLICITATION

      Subject to the terms and conditions set forth in this prospectus and in the related letter of transmittal and consent, we are offering to exchange our unissued new notes for all of our outstanding $320,000,000 principal amount of existing notes. The exchange offer will expire at 11:59 p.m., New York City time, on                               , 2003, unless we extend it. Set forth below are some of the questions you, as holder of the existing notes, may have and answers to those questions.

Q.     When will the exchange offer and consent solicitation expire?

A.	The exchange offer and consent solicitation will expire at 11:59 p.m., New York City time, on , 2003, unless we extend it at our sole discretion.

Q.     How will I be notified if the exchange offer and consent solicitation is extended?

A.	If we extend the expiration date, we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

Q.     How do I tender my existing notes?

A.	Existing notes may be tendered only by book-entry transfer using DTC’s ATOP system. See “The Exchange Offer and Consent Solicitation – How to Tender.”

If your existing notes are held by a broker, dealer, commercial bank, trust company or other custodian and you wish to tender them in the exchange offer, you should promptly contact the custodian and instruct the custodian to tender on your behalf.

If your existing notes are held by you as physical certificates registered in your name, and you wish to tender them in the exchange offer, you (a) deliver these existing notes to a broker, dealer, commercial bank, trust company or other custodian that can act on your behalf and that has an account at DTC and (b) instruct this custodian to tender your existing notes on your behalf. We are requiring this because the new notes will be available only in book-entry form through accounts at DTC. Since you would anyway be required to provide a DTC account that could receive the new notes, we are requiring you to tender your existing notes through a DTC account also. If you need any assistance doing this, contact the information agent at its phone number listed on the back of this prospectus.

If your existing notes are held through Euroclear or Clearstream, Luxembourg, you must provide instructions for tender as well as certain disclosure authorizations to Euroclear or Clearstream, Luxembourg, as applicable, under the procedures they have established for the exchange offer. Euroclear and Clearstream, Luxembourg, will in turn advise, indirectly, the exchange agent of the amount of existing notes being tendered and other required information. As a part of tendering through Euroclear or Clearstream, Luxembourg, you are required to become aware of any applicable deadlines.

Q.     Will I have to pay any fees or commissions?

A.	If you are the record owner of your existing notes and you tender your existing notes in the exchange offer, you should not have to pay brokerage fees or similar expenses. If you own your existing notes through a broker or other nominee and your broker tenders your existing notes on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q.	Until what time can I withdraw previously tendered existing notes and revoke the related consent and what is the process for doing so?

A.	You may withdraw your tendered notes at any time prior to the expiration date. In order to withdraw existing notes you previously tendered and revoke the related consent, you must follow the procedures described in “The Exchange Offer and Consent Solicitation — Withdrawal Rights.” YOU MAY NOT REVOKE YOUR CONSENT PROVIDED WITH YOUR TENDER WITHOUT WITHDRAWING YOUR TENDERED EXISTING NOTES. Withdrawn existing notes may be tendered again in the exchange offer in accordance with the procedures described under “The Exchange Offer and Consent Solicitation — How to Tender” prior to the expiration date.

Q.	If I tender my existing notes, how will I be notified that Satmex has accepted my existing notes for exchange?

A.	Upon the terms and subject to the conditions of each exchange offer, we will accept for exchange all existing notes validly tendered prior to the expiration date and not properly withdrawn. We will announce our acceptance of the existing notes for exchange by issuing a press release promptly following the expiration date.

Q.	What is required for the proposed amendments to become operative?

A.	Under the terms of the existing notes indenture, in order for the proposed amendments to be adopted, holders of at least a majority in aggregate principal amount of the existing notes must consent to them. The proposed amendments to the indenture governing the existing notes are a single proposal with the exchange offer. If you tender your existing notes, you will be deemed to have consented to the proposed amendments with respect to the existing notes. You may not consent selectively to only some of the proposed amendments with respect to those notes. Moreover, the acceptance of tenders of each of the existing notes, and amendments thereto, will be conditioned upon not less than % of the holders of the existing notes tendering their existing notes.

Q.	How do I consent in the consent solicitation?

A.	By validly tendering your existing notes, you will automatically be deemed to have given your consent to the proposed amendments with respect to all of your existing notes tendered.

Q.	What are the most significant conditions to the exchange offer and consent solicitation?

A.	The exchange offer is conditioned upon, among other things:

•	at least % in aggregate principal amount of the outstanding existing notes being validly tendered and not properly withdrawn prior to 11:59 p.m., New York City time, on the expiration date;

•	the consummation of the Satmex 6 financings;

•	the restructuring of the Menoscabo;

•	the effectiveness of the consents; and

•	receipt of the approval by the Comisión Nacional Bancaria y de Valores of Mexico (“CNBV”) for the registration of the new notes with the Sección Especial (Special Section) of the Registro Nacional de Valores (National Registry of Securities or “RNV”).

For a more detailed description of the conditions to the exchange offer and consent solicitation, see “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer.”

Q.	Who do I contact if I have questions about the exchange offer and consent solicitation?

A.	The information agent and the exchange agent can help answer your questions. For further copies of this prospectus and other materials related to the exchange offer and consent solicitation, please contact Citigate Financial Intelligence, the information agent, at the address and telephone number listed on the back cover of this prospectus. For questions regarding the procedures to be followed for tendering your notes, please contact JP Morgan Chase Bank, the exchange agent, at the address and telephone number listed on the back cover of this prospectus.

For all other questions, please contact either dealer manager, UBS or Banc of America Securities LLC, at the addresses and telephone numbers listed on the back cover of this prospectus.

Q.                When will the exchange under the exchange offer and consent solicitation take place?

A.	We will exchange the new notes for the existing notes three business days after the expiration date or as soon as practicable thereafter.

COMPARISON OF MATERIAL DIFFERENCES AMONG

THE EXISTING NOTES, THE NEW NOTES

	Existing Notes	New Notes

Principal Amount Outstanding (Aggregate)	$320,000,000	$

Interest Rate	10 1/8%

Payment Frequency	February 1 and August 1 of each year

Interest	The terms of the existing notes require interest to be paid in cash on each interest payment date.

Maturity	November 1, 2004

Optional Redemption	The existing notes are currently redeemable in whole, or from time to time in part, at our option, at a redemption price equal to 102.531% of the principal amount thereof, together with accrued interest and additional amounts, if any, to the redemption date.

Tax Redemption	We may, at our option, redeem the existing notes at any time at 100% of the principal amount of the existing notes together with any accrued interest, if the Mexican withholding tax rate on payments of interest in respect of the existing notes is increased, as a result of a change in Mexican law, to a rate in excess of 15%.	We may, at our option, redeem the new notes at any time at 100% of the principal amount of the new notes together with any accrued interest, if the Mexican withholding tax rate on payments of interest in respect of the new notes is increased, as a result of a change in Mexican law, to a rate in excess of 4.9%.

Insurance Covenant	The existing notes indenture contained a provision requiring us to maintain certain in-orbit insurance coverage.	The new notes indenture will contain a provision requiring us to maintain insurance on our properties in accordance with industry standards.

      All of the other terms and covenants of the new notes will be substantially similar to the terms and covenants currently contained in the existing notes.

FORWARD-LOOKING INFORMATION

      This prospectus contains various forward-looking statements within the meaning of the Exchange Act, including statements regarding, among other things, our financial performance and operating plans. These statements are based upon the current beliefs of our management, as well as upon assumptions made by management based upon information currently available to it. The words “believe,” “expect,” “likely,” “anticipate” and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management’s assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their respective dates. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      The following factors, as well as other factors described in this prospectus, could cause actual results to differ materially from our forward-looking statements:

•	Mexican, U.S. and global economic and social conditions;

•	partial or total failure of our in-orbit satellites;

•	our reliance on certain customers;

•	our ability to compete in our industry;

•	our ability to extend the near-term maturities of our debt;

•	our ability to complete the Satmex 6 financings as described in more detail in this prospectus;

•	our ability to generate sufficient cash flow to meet our obligations;

•	other factors described in this prospectus;

•	our ability to obtain insurance; and

•	potential changes to Mexican laws applicable to our business and operations.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

General

      The exchange offer expires 20 business days after the date of this prospectus at 11:59 p.m., New York City time, on                     , 2003, unless extended by us.

      We are making the exchange offer for the entire $320 million aggregate principal amount outstanding of our existing notes. We are offering, in exchange for each $1,000 of existing notes validly tendered, $           principal amount of new notes.

      The new notes will be issued on the settlement date, the third business day following the expiration date, or as soon as practicable thereafter.

      Existing notes may be tendered and will be accepted for exchange only in denominations of $1,000 principal amount and integral multiples thereof. The exchange agent will act as agent for the tendering holders of existing notes for the purposes of receiving any new notes from us.

      We may, at any time, purchase existing notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of this offer. We also reserve the right to repay any existing notes not tendered.

      We reserve the right to amend the offer in our sole discretion. If the exchange offer is amended in a manner that we determine constitutes a material change, we will extend the exchange offer for a period of at least five business days following notice of a material change to the exchange offer and at least ten business days following notice of a change in the consideration offered for the existing notes or a change in the percentage of existing notes sought. We will announce any extension, amendment or termination of the exchange offer by 9:00 a.m., New York City time, on the business day following such action through a press release or such other means of announcement as we deem appropriate. Without limiting the manner in which we may choose to make such announcements, a press release given to the Dow Jones News Service, with a copy to DTC, Euroclear and Clearstream, Luxembourg, will, in all cases, be deemed sufficient means of announcement.

      As of the date of this prospectus, $320,000,000 aggregate principal amount of the existing notes are outstanding. The CUSIP number of the existing notes is 803895AB7 and the ISIN number of the existing notes is US803895AB77.

      You should carefully review the information included under “Risk Factors.” You should understand that an investment in the new notes involves a high degree of risk, including the significant possibility of loss of your entire investment in the new notes. Also, if you do not participate in the offer and it is successful, you are likely to be adversely affected.

The Consent Solicitation

      Concurrently with the exchange offer, we are soliciting consents to the proposed amendments to the indenture governing the existing notes from holders of existing notes to whom we are making the exchange offer. Holders of existing notes may give their consent to the proposed amendments only by tendering their existing notes in the exchange offer and will be deemed to have given their consent by so tendering. See “The Proposed Amendments.”

Required Consents

      Consents must be received from holders of a majority in aggregate outstanding principal amount of existing notes to amend the indenture governing the existing notes in the manner contemplated by the proposed amendments. It is a condition of the exchange offer, which we may choose to waive in our discretion, that as of the expiration of the exchange offer we receive valid and unrevoked tenders representing at least           % in aggregate outstanding principal amount of the existing notes pursuant to the exchange offer.

      If the required consents are received with respect to the existing notes and the exchange offer is consummated, we and the trustee will execute a supplemental indenture to the existing notes indenture setting forth the proposed amendments, and this supplemental indenture will become operative immediately after the expiration of the offer. Each non-exchanging holder of existing notes will be bound by the supplemental indenture, even if the holder did not give its consent. The indenture, without giving effect to the proposed amendments, will remain in effect until the proposed amendments become operative. If the exchange offer is terminated or withdrawn, the proposed amendments will not become operative. See “The Proposed Amendments.”

Withdrawal of Consents

      Consents may not be revoked, except by the valid withdrawal of a tender of existing notes in accordance with the instructions for withdrawal. See “— Withdrawal Rights.” A valid withdrawal of a tender of existing notes shall also be deemed to be a concurrent revocation of the related consent.

Conditions to the Exchange Offer

      Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to issue new notes pursuant to the exchange offer, and we may terminate this exchange offer or, at our option, modify, extend or otherwise amend this exchange offer at any time prior to or concurrently with the expiration date if any of the following conditions have not been satisfied or waived by us in our sole discretion:

(1) we shall have received valid and unrevoked tenders representing at least % in aggregate outstanding principal amount of the existing notes pursuant to the exchange offer;

(2) due consents, authorization and approvals from all governmental and regulatory authorities shall have been received in respect of the exchange of the new notes for the existing notes and the issuance of the new notes, and such consents, authorizations and approvals shall remain in full force and effect, without the imposition of any condition that, in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects and that of our subsidiaries, taken as a whole, or materially impair the contemplated benefits to us of the exchange offer or the exchange of new notes for existing notes under the exchange offer;

(3) no action or event shall have occurred or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer or the exchange of new notes for existing notes under the exchange offer, by or before any court or governmental regulatory or administrative agency, authority or tribunal, that either:

(a) challenges the making of the exchange offer or the exchange of new notes for existing notes under the exchange offer, or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of or might otherwise adversely affect in any material manner, the exchange offer, or the exchange of new notes for existing notes under the exchange offer; or

(b) in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects and that of our subsidiaries, taken as a whole, or materially impair the contemplated benefits to us of the exchange offer or the exchange of new notes for existing notes under the exchange offer;

(4) there shall not have occurred (a) any general suspension of or limitation on trading in securities in Mexico, the United States or other financial markets, including the over-the-counter market (whether or not mandatory), (b) any material adverse change in our business, financial conditions, results of operations or prospects or in the price of the existing notes, (c) a material impairment in the general trading market for debt securities, (d) a declaration of a banking moratorium in Mexico, the United States or other major financial markets (whether or not mandatory), (e) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly relating to Mexico or the United

States, (f) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions, (g) any material adverse change in political or economic conditions in Mexico or in securities or financial markets in Mexico, the United States or other international securities or financial markets generally, (h) a material change in the Mexican or U.S. currency exchange rates or a general suspension of or material limitation on the markets therefor or (i) in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof;

(5) we shall not have received notice from any regulatory authority that the exchange offer is in violation of the laws of its jurisdiction;

(6) the trustee with respect to the existing notes shall not have objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of (a) the exchange offer and the exchange of new notes for existing notes under the exchange offer, or (b) the consent solicitation and the effectiveness of the proposed amendments; nor shall the trustee with respect to the existing notes have taken any action that challenges the validity or effectiveness of the procedures used by us in making (y) the exchange offer and the exchange of the existing notes under the exchange offer, or (z) the consent solicitation and the obtaining of consents;

(7) the consummation of the Satmex 6 financings;

(8) the restructuring of the terms of the Menoscabo; and

(9) the CNBV shall have approved the registration of the new notes with the Sección Especial (Special Section) of the RNV.

      The foregoing conditions are for our sole benefit and may be waived by us in whole or in part, and with respect to any and all of the existing notes, in our reasonable discretion. Any determination made by us concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

Expiration Date; Extensions; Amendments; Termination

      The exchange offer will expire 20 business days after the date of this prospectus at 11:59 p.m., New York City time, on                     , 2003, subject to our right to extend the expiration date in our sole discretion.

      With respect to the existing notes, we may, at any time before or concurrently with the expiration date for the exchange offer:

(1) terminate the exchange offer if we reasonably conclude that the conditions to the exchange offer are unlikely to be satisfied;

(2) modify, extend or otherwise amend the exchange offer and retain all tendered existing notes until the expiration date, as extended, of the exchange offer, subject, however, to the withdrawal rights of holders (see “— Withdrawal Rights”); or

(3) waive the unsatisfied conditions with respect to the exchange offer and accept all existing notes tendered and not previously withdrawn.

      If the exchange offer is amended in a manner that we determine constitutes a material change, we will extend the exchange offer for a period of at least five business days following notice of a material change to the exchange offer and at least ten business days following notice of a change in the consideration offered for the existing notes or a change in the percentage of existing note sought. Any change in the consideration offered to holders of existing notes pursuant to the exchange offer will be paid to all holders whose existing notes have previously been tendered and not withdrawn pursuant to the exchange offer. We cannot assure you that we will exercise our right to extend, terminate or amend the exchange offer.

      We will announce any extension, amendment or termination of the exchange offer by 9:00 a.m., New York City time, on the business day following such action through a press release or such other means of announcement as we deem appropriate. Without limiting the manner in which we may choose to make such announcements, a press release given to the Dow Jones News Service, with a copy to DTC, Euroclear and Clearstream, Luxembourg, will, in all cases, be deemed sufficient means of announcement.

Effect of Tender

      Any tender by an existing noteholder (and our subsequent acceptance of such tender) of any existing notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer described herein and in the letter of transmittal. The acceptance of the exchange offer by a tendering holder of existing notes will constitute the agreement by that holder to deliver good and marketable title to the tendered existing notes, free and clear of any and all liens, restrictions, charges, adverse claims, pledges, security interests, encumbrances or rights of any kind of third parties. We reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular existing notes, whether or not waived in the case of other existing notes.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Existing Notes

      Upon the submission of the letter of transmittal, or agreement to the terms of the letter of transmittal by tendering through ATOP, as to the existing notes, a holder, or the beneficial owner of such existing notes on behalf of which the holder has tendered, will be deemed, among other things, to:

(1) irrevocably sell, assign and transfer to or upon our order or the order of our nominee, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of such holder’s status as a holder of, all existing notes tendered thereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the existing notes arising under, from or in connection with such existing notes;

(2) waive any and all rights with respect to the existing notes tendered thereby (including, without limitation, any existing, past or continuing defaults and their consequences in respect of such existing notes); and

(3) release and discharge us and the trustee from any and all claims such holder may have, now or in the future, arising out of or related to the existing notes tendered thereby, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the existing notes tendered thereby (other than as expressly provided in this prospectus and the letter of transmittal) or to participate in any redemption or defeasance of the existing notes tendered thereby.

      In addition, such holder of existing notes, or the beneficial owner of such existing notes on behalf of which the holder has tendered, will be deemed to acknowledge, represent, warrant and agree that:

(1) it has received this prospectus;

(2) it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more such beneficial owners of, the existing notes tendered thereby and it has full power and authority to execute the letter of transmittal and make the representations, warranties and agreements made thereby, and has full power and authority to tender, sell, assign and transfer the existing notes tendered thereby;

(3) the existing notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that we will acquire good, indefeasible and unencumbered title to such existing notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

(4) it will not sell, pledge, hypothecate or otherwise encumber or transfer any existing notes tendered thereby from the date of the letter of transmittal and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(5) the execution and delivery of the letter of transmittal or agent’s message shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in this prospectus;

(6) the submission of the letter of transmittal or agent’s message to the exchange agent shall, subject to the terms and conditions of the exchange offer generally, constitute the irrevocable appointment of the exchange agent as its attorney and agent, and an irrevocable instruction to such attorney and agent to complete and execute all or any form(s) of transfer and other document(s) deemed necessary in the opinion of such attorney and agent in relation to the existing notes tendered thereby in favor of us or such other person or persons as we may direct and to deliver such form(s) of transfer and other document(s) in the attorney’s and agent’s opinion and other document(s) of title relating to such existing notes’ registration and to execute all such other documents and to do all such other acts and things as may be in the opinion of such attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the exchange offer, and to vest in us or our nominees such existing notes;

(7) the terms and conditions of the exchange offer shall be deemed to be incorporated in, and form a part of, the letter of transmittal which shall be read and construed accordingly; and

(8) we and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements, and that if any of the acknowledgements, representations, warranties and agreements deemed to have been made by it, by its participation in the exchange offer or its acquisition of the new notes are no longer accurate, it will promptly notify us.

      The representations and warranties and agreements of a holder tendering existing notes shall be deemed to be repeated and reconfirmed on and as of the expiration date and the settlement date. For purposes of this prospectus, the “beneficial owner” of any existing notes shall mean any holder that exercises sole investment discretion with respect to such existing notes.

Acceptance of the Existing Notes for Exchange; Delivery of our New Notes

      Upon satisfaction or waiver of all of the conditions to the exchange offer, all existing notes properly tendered and not withdrawn will be accepted and the applicable cash payments will be made and new notes will be issued on the settlement date. For purposes of the exchange offer, existing notes shall be deemed to have been accepted as validly tendered for exchange if and when we have given written notice to the exchange agent.

      In all cases, payments of cash and issuance of new notes for existing notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	either an agent’s message and a timely book-entry confirmation of a book-entry transfer of the existing notes to the exchange agent’s account at the book-entry transfer facility; and

•	all other required documents.

      If any tendered existing notes are not accepted for any reason, the unaccepted or nonexchanged existing notes will be credited to an account maintained with the book-entry transfer facility on behalf of the holder who tendered such existing notes as promptly as practicable after the expiration or termination of the exchange offer.

How to Tender

      Existing notes tendered in the exchange offer must be in denominations of $1,000 principal amount and any integral multiple of $1,000.

      When you tender your existing notes, and we accept the existing notes, this will constitute a binding agreement between you and us, subject to the terms and conditions set forth in this prospectus and the enclosed letter of transmittal.

      If your existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender them in the exchange offer, you should promptly contact the person in whose name the existing notes are registered and instruct that person to tender on your behalf.

      If your existing notes are held by you as physical certificates registered in your name, and you wish to tender them in the exchange offer, you must (a) deliver these existing notes to a broker, dealer, commercial bank, trust company or other custodian that can act on your behalf and that has an account at DTC and (b) instruct this custodian to tender your existing notes on your behalf. We are requiring this because the new notes will be available only in book-entry form through accounts at DTC. Since you would anyway be required to provide a DTC account that could receive the new notes, we are requiring you tender your existing notes through a DTC account also. If you need any assistance doing this, contact the information agent at its phone number listed on the back of this prospectus.

      If the notes are registered in the name of a person other than the signer of the letter of a transmittal, then, in order to tender such notes pursuant to the tender offer, the notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name(s) of such holder(s) appear(s) on the existing notes, with the signature(s) on the existing notes or instruments of transfer guaranteed as provided below.

      If your existing notes are held through Euroclear or Clearstream, Luxembourg, you must comply with the procedures established by Euroclear or Clearstream, Luxembourg, as applicable, for the exchange offer. Euroclear and Clearstream, Luxembourg, intend to collect from their direct participants (a) instructions to (1) tender existing notes held by them on behalf of their direct participants in the exchange offer, (2) “block” any transfer of existing notes so tendered until the completion of the exchange offer and (3) debit their account on the settlement date in respect of all existing notes accepted for exchange by us and (b) irrevocable authorizations to disclose the names of the direct participants and information about the foregoing instructions. Upon the receipt of these instructions, Euroclear and Clearstream, Luxembourg, will advise, indirectly, the exchange agent of the amount of existing notes being tendered and other required information. Euroclear and Clearstream, Luxembourg, may impose additional deadlines in order to process properly these instructions. As a part of tendering through Euroclear or Clearstream, Luxembourg, you are required to become aware of any such additional deadlines.

      As of the date of this prospectus, all of the existing notes are held of record by the nominee of DTC. These existing notes are recorded on DTC’s books in the names of DTC participants (each a “DTC participant”), who hold the existing notes for beneficial owners. Euroclear and Clearstream, Luxembourg, are DTC participants and, if your existing notes are held through Euroclear or Clearstream, Luxembourg, you must comply with the procedures for the exchange offer established by Euroclear or Clearstream, Luxembourg, as applicable (as described above).

      If you are a beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your existing notes in the offer, you must complete a form called “Instructions to Registered Holder and/or Book-Entry Participant,” which will instruct the DTC participant through whom you hold your existing notes of your intention to tender your existing notes and complete a letter of transmittal on your behalf or not tender your existing notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent, and we will not be able to accept your tender of existing notes until the exchange agent receives a letter of transmittal, and a book-entry confirmation from DTC, for your existing notes. A copy of the “Instructions to Registered Holder and/or Book-Entry Participant” form is available from the exchange agent.

      The exchange agent and DTC have confirmed that the exchange offer is eligible for the Automated Tender Offer Program. Accordingly, a DTC participant may only tender existing notes by electronically transmitting its acceptance of the exchange offer through the ATOP Procedures. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC, and send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant tendering existing notes that are the subject of such confirmation of book-entry transfer and that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the terms of the letter of transmittal against such participant.

      The exchange agent will make a request to establish an account with respect to the existing notes at the book-entry transfer facility’s ATOP system for purposes of the exchange offer within two business days after the date of this prospectus. In order for a book-entry transfer to constitute a valid tender of your existing notes in the exchange offer, the exchange agent must receive a confirmation of book-entry transfer of your existing notes into the exchange agent’s account at DTC prior to the expiration date. When you tender your existing notes by book-entry delivery, you are still bound by the terms of the letter of transmittal.

      Do not send any documents relating to the exchange offer to us.

      We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of existing notes tendered for exchange in our sole discretion prior to the expiration date. Our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of existing notes improperly tendered or to refuse to accept any existing notes, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any existing notes, including the right to waive the ineligibility of any holder who seeks to tender existing notes in the exchange offer. Our interpretation of the terms and conditions of the exchange offer as to any particular existing notes, including the terms and conditions of the letter of transmittal and the accompanying instructions, will be final and binding. Unless waived, any defects or irregularities in connection with tenders of existing notes for exchange must be cured within a reasonable period of time, as we determine. None of the exchange agent, the information agent, either dealer manager nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of existing notes for exchange, nor will we have any liability for failure to give this notification.

Guaranteed Delivery Procedures

      If you are a registered holder of existing notes and you want to tender your existing notes but your existing notes are not immediately available, or time will not permit your existing notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution meeting the requirements of the exchange agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program, referred to in this prospectus as STAMP, or any other “signature guarantee program” as may be determined by the exchange agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended;

•	prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, in the form provided by us, stating:

•	the name and address of the holder of existing notes;

•	the amount of existing notes tendered; and

•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered existing notes, in proper from for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

      You may withdraw your tendered notes at any time prior to the expiration date. For a withdrawal of a tender to be effective, a written notice of withdrawal must be received by the exchange agent prior to the expiration date at the address set forth on the back cover of this prospectus.

      Any notice of withdrawal must:

•	specify the name of the participant in DTC that tendered the existing notes to be withdrawn;

•	identify the existing notes to be withdrawn, including the principal amount of existing notes;

•	specify the number of the account at DTC from which the existing notes were tendered and specify the name and number of the account at DTC to be credited with the withdrawn existing notes and otherwise comply with the procedures of DTC; and

•	contain a statement that the existing noteholder is withdrawing its election to have the existing notes exchanged.

      We will determine all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any existing notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. Any existing notes that have been tendered but are withdrawn will be credited to an account maintained on behalf of the tendering holder with DTC for the existing notes as soon as practicable after withdrawal. Properly withdrawn existing notes may be retendered by following the procedures described under “— How to Tender” above at any time prior to the expiration date.

Exchange Agent and Information Agent

      JP Morgan Chase Bank has been appointed the exchange agent for the exchange offer. All correspondence in connection with the exchange offer should be sent or delivered by each holder of existing notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, at the address and facsimile number set forth on the back cover page of this prospectus. We will pay the exchange agent the customary fees for its services and will reimburse it for its out-of-pocket expenses in connection therewith.

      Citigate Financial Intelligence has been appointed the information agent for the exchange offer. We will pay the information agent the customary fees for this service and will reimburse it for its out-of-pocket expenses in connection therewith. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to Citigate Financial Intelligence at the address and numbers set forth on the back of this prospectus. In certain circumstances, the information agent will make available electronic copies of this prospectus and the letter of transmittal. Holders of existing notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer.

Dealer Managers

      Subject to the terms and conditions set forth in the dealer manager agreement dated as of                     , 2003, between us, UBS and Banc of America Securities LLC, we have retained UBS and Banc of America Securities LLC to act as dealer managers and solicitation agents in connection with the exchange offer and consent solicitation. UBS and Banc of America Securities LLC have acted as our financial advisors in connection with the restructuring and refinancing transactions described in this prospectus and are being compensated in connection therewith. We are not paying the dealer managers any additional fees for their services in connection with the exchange offer and consent solicitation. We have agreed to reimburse the dealer managers for their out-of-pocket expenses incurred in connection with the exchange offer and consent solicitations and to indemnify the dealer managers against certain liabilities, including liabilities under federal securities laws, and will contribute to payments the dealer managers may be required to make in respect thereof.

      The dealer managers and their affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The dealer managers have received customary compensation for such services. We will not pay any fees or commissions to any broker, dealer or other person (other than the dealer managers, the information agent and the exchange agent) in connection with the solicitation of tenders of existing notes and deliveries of consents.

      Neither the dealer managers nor the exchange agent assumes any responsibility for the accuracy or completeness of the information contained in this prospectus or for any failure to disclose events that may affect the significance or accuracy of such information.

      The dealer managers will assist with the mailing of this prospectus and related materials to holders of existing notes, respond to inquiries of and provide information to holders of existing notes in connection with the exchange offer and consent solicitation, and provide other similar advisory services as we may request from time to time.

      In addition to the dealer managers, our directors, officers and employees, who will not be specifically compensated for such services, may contact holders personally or by mail, telephone or facsimile regarding the exchange offer and the consent solicitation and may request brokers, dealers and other nominees to forward this prospectus and related materials to beneficial owners of existing notes.

      We are not aware of any jurisdiction where the making of the exchange offer or the consent solicitation is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the exchange offer or the consent solicitation would not be in compliance with such laws, the exchange offer and the consent solicitation will not be made to (nor will tenders of existing notes or delivery of consents be accepted from or on behalf of) a holder residing in such jurisdiction in which the making or acceptance of the exchange offer and the consent solicitation would not be in compliance with the laws of such jurisdiction.

Other Fees and Expenses; Method of Solicitation

      We will bear the fees and expenses of soliciting tenders of the existing notes. The principal solicitation is being made by mail; additional solicitation may, however, be made by telegraph, facsimile transmission, telephone, email or in person by the dealer managers and the information agent, as well as by our officers and other employees and those of our affiliates.

Mexican Regulatory Registration of the New Notes

      We have made an application to the CNBV to the register of the new notes with the Sección Especial (Special Section) of the RNV. This registration does not imply any certification as to the investment quality of the new notes, our solvency or the accuracy or completeness of the information contained in this prospectus. The new notes may not be publicly offered or sold in Mexico and this prospectus may not be publicly distributed in Mexico. Although, as of the date of this prospectus, such registration is still pending, it is a condition to the consummation of the exchange offer that such registration is made.

THE PROPOSED AMENDMENTS

General

      The valid tender of your existing notes in accordance with the procedures set forth in “The Exchange Offer and Consent Solicitation” will constitute your consent to the proposed amendments to the indenture governing the existing notes. You may not deliver your consent without tendering your existing notes.

      The proposed amendments are a single proposal. If you tender your existing notes you will be deemed to have consented to the proposed amendments as an entirety with respect to all of the existing notes you tender. You may not consent selectively to only some of the proposed amendments.

      To the extent the proposed amendments to the indenture governing the existing notes are adopted, we expect that we and the trustee will execute a supplemental indenture giving effect to the proposed amendments on or shortly after the expiration date. The proposed amendments will become effective only upon the consummation of the exchange offer and the effectiveness of the supplemental indenture governing the existing notes.

      Set forth below is a brief description of the proposed amendments to be made to the indenture governing the existing notes. This description is qualified by reference to the full provisions of the indenture, copies of which the information agent can provide to you.

The Amendments

Elimination of “Corporate Existence” covenant

      Under Section 4.3 of the indenture, we agreed to do all things necessary to preserve our and our restricted subsidiaries’ corporate existence, rights and franchises subject to certain limited exceptions. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Payment of Taxes and Other Claims” covenant

      Section 4.4 of the indenture requires us, absent special circumstances, to pay all material taxes, assessments and government charges prior to delinquency. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Maintenance of Properties” covenant

      Section 4.5 of the indenture requires, among other things, that we maintain all properties used in the conduct of our and our restricted subsidiaries’ businesses, subject to certain limited exceptions. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Status as Investment Company” covenant

      Section 4.8 of the indenture restricts us and our restricted subsidiaries from becoming an “investment company” under the Investment Company Act. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Incurrence of Indebtedness” covenant

      Section 4.9 of the indenture restricts us and our restricted subsidiaries from incurring additional indebtedness except in certain circumstances. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Restricted Payments” covenant

      Under Section 4.10 of the indenture, we agreed that we and our restricted subsidiaries would not be permitted to, among other things, declare or pay any dividend or make any distribution with respect to our or their capital stock, or make certain investments, except under certain limited circumstances. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant

      Section 4.11 of the indenture restricts us and our restricted subsidiaries from, among other things, restricting the ability of our restricted subsidiaries to pay dividends or obligations owing to us or a restricted subsidiary, pay indebtedness to us or a restricted subsidiary, make loans to us or a restricted subsidiary and transfer property to us or a restricted subsidiary, subject to certain exceptions. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant

      Section 4.12 of the indenture restricts us and our restricted subsidiaries from, issuing any shares of capital stock of a restricted subsidiary except in certain circumstances. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Issuances of Guarantees by Subsidiaries” covenant

      Section 4.13 of the indenture generally prohibits our restricted subsidiaries from guaranteeing any of our indebtedness, with certain exceptions, or any other person’s indebtedness, and prohibits any of our subsidiaries that is not a guarantor from guaranteeing our or any guarantor’s indebtedness, unless such subsidiary becomes a guarantor. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Transactions with Shareholders and Affiliates” covenant

      Section 4.14 of the indenture prohibits us and our restricted subsidiaries from engaging in transactions with shareholders and affiliates unless certain conditions are met. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Preferred Stock” covenant

      Section 4.15 of the indenture prohibits us and our restricted subsidiaries from issuing preferred stock or permitting any person from owning any of our or our restricted subsidiaries preferred stock except in certain circumstances. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Liens” covenant

      Section 4.16 of the indenture prohibits us and our restricted subsidiaries, subject to certain exceptions, from granting liens upon any of our or their property or assets. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitations on Sale and Leaseback Transactions” covenant

      Section 4.17 of the indenture restricts our ability to engage in sale and leaseback transactions unless certain conditions are satisfied. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Limitation on Asset Sales” covenant

      Section 4.18 of the indenture restricts us and our restricted subsidiaries from selling assets unless certain conditions are met, and restricts the use of the proceeds from such sale. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Insurance” covenant

      Section 4.19 of the indenture requires, among other things, that we and our restricted subsidiaries maintain in-orbit insurance for our satellites. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Transfer of Assets to Subsidiaries” covenant

      Section 4.20 of the indenture restricts us and any guarantors from transferring assets or property to any subsidiary that is not a guarantor except in certain circumstances. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of “Business of the Company and the Restricted Subsidiaries” covenant

      Section 4.21 of the indenture prohibits us and our restricted subsidiaries from (A) engaging in any activity other than the permitted business and (B) transferring to unrestricted subsidiaries license, permits authorizations or property and equipment except in certain circumstances. Under the supplemental indenture, this covenant will be deleted in its entirety.

Elimination of merger restrictions

      Article V of the indenture prohibits us and our restricted subsidiaries from consolidating or merging or transferring all or substantially all of our assets unless certain conditions are met. Under the supplemental indenture, these restrictions will be deleted in their entirety.

Elimination of “Change of Control” repurchase provisions

      Article X of the indenture governing the existing notes requires us to offer to purchase all of the outstanding existing notes at a purchase price equal to 101% of their principal plus accrued interest within 60 days following the occurrence of a change of control. Under the supplemental indenture, this covenant will be deleted in its entirety.

Amendment to “Events of Default” provisions

      Section 6.1 of the indenture governing the existing notes provides that an event of default is triggered if, among other things, (A) we fail to comply with any of the covenants and provisions described above, (B) we or any of our significant subsidiaries default under our or such significant subsidiary’s debt obligations in excess of $5.0 million, (C) we or any of our significant subsidiaries are subject to certain bankruptcy events, (D) we or any of our significant subsidiaries have final judgments rendered against us or them in an aggregate amount in excess of $5.0 million, (E) the Mexican government declares a moratorium on the payment of debt by us or any of the guarantors, or (F) any of our concessions or any of the material rights granted therein are terminated. Under the supplemental indenture, these events of default will be deleted in their entirety.

Amendment to acceleration provisions

      Section 6.2 of the indenture governing the existing notes provides that holders of at least 25% in aggregate principal amount of outstanding existing notes may, or may direct the trustee for the existing notes to, declare the existing notes due and payable upon the occurrence of an event of default. Under the supplemental indenture, this covenant will be modified to require that 75% of the holders must so declare.

      Under the supplemental indenture, definitions of certain terms will be deleted and conforming modifications will be made to various sections in the indenture that relate to the deletion of the provisions described above.

EXCHANGE RATES

      The following table presents the period-end, average, low and high Noon Buying Rate for the purchase and sale of dollars, each expressed in pesos per dollar. The exchange rate translations presented should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated.

	Noon Buying Rate(1)

Year Ended December 31,	Period End	Average(2)	Low	High

1998	9.90	9.24	8.04	10.63
1999	9.48	9.56	9.24	10.60
2000	9.62	9.47	9.18	10.09
2001	9.16	9.33	8.95	9.97
2002	10.43	9.75	9.00	10.43
2003 (through June 30)	10.46	10.64	10.11	11.24

(1)	Source: Federal Reserve Bank.

(2)	Average of month-end rates.

	Noon Buying
	Rate(1)

Month Ended	High	Low

January 31, 2003	10.98	10.32
February 28, 2003	11.06	10.77
March 31, 2003	11.24	10.66
April 30, 2003	10.77	10.54
May 31, 2003	10.42	10.11
June 30, 2003	10.74	10.24

(1)	Source: Federal Reserve Bank.

      On July 17, 2003, the Noon Buying Rate was ps. 10.339 per dollar.

FINANCING FOR THE OFFER

      We will not receive any proceeds from the exchange of our new notes for the existing notes pursuant to the exchange offer and consent solicitation. We will pay all expenses in connection with the exchange offer and consent solicitation, which we estimate to be approximately $                     million. See “ Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization on a consolidated basis as of March 31, 2003:

•	on an actual basis;

•	as adjusted to give effect to the consummation of the exchange offer and consent solicitation, assuming that % of the existing notes are validly tendered and accepted in the exchange for new notes; and

•	as further adjusted to give effect to the Satmex 6 financings.

      This table should be read in conjunction with “Selected Historical Financial Information” and the financial statements and related notes included in this prospectus.

	As of March 31, 2003

	US$ millions
			As Further
		As Adjusted	Adjusted for
		for Exchange	Satmex 6
	Actual	Offer	Financings

Secured debt
Existing floating rate notes	$204.1	$204.1	$—
Ex-lm bank guaranteed loan	—	—	150.0
SocGen/ Coface loan	—	—	74.0
Proposed private placement	—	—	80.0
Unsecured debt
The existing notes	320.0	—	—
The new notes	—
Total debt	524.1
Stockholders’ equity
Common stock	385.4	385.4	385.4
Preferred stock	31.9	31.9	31.9
Accumulated deficit	(55.3)	(55.3)	(55.3)
Total stockholders’ equity	362.0	362.0	362.0
Total capitalization(1)	$886.1	$	$

(1)	Total of debt and stockholders’ equity

SELECTED HISTORICAL FINANCIAL INFORMATION

      The following table presents selected financial information for Satmex. The financial information presented as of and for the fiscal years ended December 31, 2002, 2001 and 2000 was derived from our audited financial statements contained elsewhere in this prospectus. The financial information as of and for the three months ended March 31, 2003 and 2002 was derived from our unaudited financial statements included elsewhere in this prospectus and may not be indicative of results for the full fiscal year. The financial information presented as of and for the fiscal years ended December 31, 1999 and 1998 was derived from our audited financial statements that are not included in this prospectus.

      Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP.” The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Operating and Financial Review and Prospects” and to our financial statements, and the related notes thereto, included elsewhere herein.

						As of and for the
						Three Months Ended
	As of and for the Year Ended December 31,					March 31,

	2002	2001	2000	1999	1998	2003	2002

	(US$ millions)					(Unaudited)
Statement of Operations Data:
Revenue(1)	$85.0	$128.0	$136.4	$135.5	$104.8	$20.8	$22.6
Operating income (loss)(1)	(1.4)	35.1	34.3	25.0	32.8	(.7)	1.2
Income (loss) before income taxes and extraordinary loss(1)	(28.8)	(4.3)	72.2	(41.0)	(17.2)	(8.4)	(8.8)
Deferred income tax benefit (expense)(1)	8.8	1.1	(17.0)	(5.7)	(0.9)	1.7	1.2
Income (loss) before extraordinary loss(1)	(19.9)	(3.1)	55.2	(46.7)	(18.1)	(6.7)	(7.6)
Net income (loss)(1)	(19.9)	(3.1)	55.2	(46.7)	(23.7)	(6.7)	(7.6)
Net income (loss) applicable to common stockholders(1)	(21.4)	(4.6)	53.7	(47.8)	(23.7)	(7.1)	(8.0)
Other Data:
Depreciation and amortization	$47.4	$47.3	$56.7	$61.3	$48.7	$11.9	$11.8
Capital expenditures	123.2	95.7	6.7	6.3	152.3	11.0	30.4
Excess (deficiency) of earnings to fixed charges	(43.0)	(7.7)	72.2	(42.5)	(37.7)	(12.9)	(11.1)
Balance Sheet Data (at end of period):
Total assets	$1,011.1	$1,089.3	$1,123.6	$1,041.7	$1,138.0	$991.7	$1,069.3
Long-term debt	523.4	542.4	571.0	587.0	608.0	523.1	542.1
Stockholders’ equity(1)	368.7	388.6	391.7	336.5	351.3	362.0	381.0

(1)	In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the then committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

EXCESS (DEFICIENCY) OF EARNINGS TO FIXED CHARGES

      The following table sets forth our historical and pro forma excess (deficiency) of earnings to fixed charges on a historical basis for each of the five years in the period ended December 31, 2002 calculated in accordance with U.S. GAAP.

	For the Year Ended December 31,
						For the Three Months Ended
	2002	2001	2000	1999	1998	March 31, 2003

	(US$ millions)
Historical	(43.0)	(7.7)	72.2	(42.5)	(37.7)	(12.9)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

      We hold concessions from the government of Mexico to operate satellites in three orbital positions. We own and operate two geostationary communications satellites, Solidaridad 2 and Satmex 5, in two of those positions. We plan to launch a third satellite, Satmex 6, in the fourth quarter of 2003. We also own another satellite, Morelos 2, which is in an inclined orbit. We operate in the fixed satellite services segment and are the leading provider of such services in Mexico and are expanding our services to become a leading provider of such services throughout the Americas. We are also marketing the use of satellite transmission capacity for new broadband applications, such as connectivity to the Internet backbone via satellite. We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

      On November 17, 1997, Loral and Principia acquired 75% of our issued and outstanding stock from the government of Mexico for $647 million through Firmamento. Loral owns 65% of Firmamento and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. The remaining 25% of our capital stock was retained by the Mexican government.

      On March 12, 1999, we issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in our common stock. The preferred stock can be exchanged at our option into our common stock, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2002, Servicios Corporativos Satelitales, S.A. de C.V., a wholly owned subsidiary of Firmamento, holds 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

Recent Trends in the Satellite Industry

      Early in 2001, the telecommunications sector began to suffer a sharp downturn. Supply increased as a result of a build-out of fiber optics capacity around the world. At the same time, demand was reduced via compression technology that allows more efficient utilization of telecommunications capacity. Also in 2001, the Internet sector, one of the primary growth drivers for satellite services, also suffered a downturn from which it has not yet recovered. The worldwide business climate began to slow down and Latin America, because of its more volatile economies, has suffered to a greater extent.

      This industry downturn affected both satellite operators and their customer base. As of 1999, voice customers began to switch to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of the Internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From July 2001 to December 2002, our backlog decreased by $98 million.

      At the same time, satellites themselves have been increasing in size, capacity, power levels and the surface of the earth to which their signals can reach. The use of compressed data has increased capacity of satellites to offer more data. The result has been lower utilization rates across the fixed satellite services industry. In addition, prices of fixed satellite services have decreased over the last two years.

      During this period, in part because Latin America is recognized as a market with long-term growth potential, competition has increased in our market. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. A total of 18 satellites were registered to provide satellite service in Mexico.

      Due, however, to lower pricing as well as early economic recovery, we are beginning to see new demand for fixed satellite services. Technological advances, such as high definition television, are working in our favor because this service requires more bandwidth than regular television. In addition, the requirement that subscription television (cable and satellite direct to home) offer local channels (local-into-local) will entail greater demand for satellite services. Rising demand for national and foreign channels has also begun to stimulate demand for satellite capacity. For example, demand in the United States for Spanish language programming is rising rapidly as is demand in Latin America for U.S. channels. Satmex is seeking to enter the market for Spanish language programming by working with Latin American programmers in an effort to create demand for its satellite services.

Satellite Operations

      In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. We used the net insurance proceeds towards the manufacture, launch and insurance of a replacement satellite and have contracted with Space Systems/ Loral, Inc., a wholly owned subsidiary of Loral, to build the replacement satellite, known as Satmex 6. We also used a portion of the net insurance proceeds for debt service. Satmex 6 is scheduled to be launched in the fourth quarter of 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

      In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion system of the Xenon Ion Propulsion System (“XIPS”), which provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, we were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Failures related to XIPS have occurred on other BS 601 HP spacecraft and in July 2003, the XIPS systems failed on two of PanAmSat’s BS601 HP satellites. Performance on both Satmex 5 XIPS systems is normal. Currently, however, we are using the second XIPS system as the primary propulsion system, and the first system as the back-up. In addition, Satmex 5 has a chemical propulsion system in place to provide further redundancy.

      At December 31, 2002, our Solidaridad 2 and Satmex 5 were operating normally and had remaining estimated useful lives of 6.3 and 11 years, respectively.

Results of Operations for the Three Months Ended March 31, 2003 Compared to March 31, 2002

Revenue

      Revenue for the first quarter of 2003 decreased $1.8 million to $20.8 million, as compared to $22.6 million for the first quarter of 2002. This decrease was primarily the result of the expiry of our contract with Innova on March 31, 2002, which represented $1.5 million of revenue for the first quarter of 2002.

      During 2001 and 2002, we experienced significant terminations, and were unable to renew contracts with certain customers upon expiration. Additional terminations occurred in the first quarter of 2003, but we do not believe that terminations and non-renewals will be significant throughout the remainder of 2003. Approxi-

mately 35 customers account for approximately 80% of our current revenue base. Cancellation or non-renewal of service contracts by some of these customers would have an adverse effect on our results of operations.

Operating Expenses

      Operating expenses were $21.5 million for the first three months of 2003 versus $21.4 million for the first three months of 2002, as described below.

      Satellite Operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $3.6 million for the first three months of 2003, as compared to $4.9 million in the first quarter of 2002, a decrease of $1.3 million. The decrease is primarily due to a lower cost for replacement capacity on third-party satellites for customers previously on Solidaridad 1, as we have migrated our customers to our own fleet.

      Selling and Administrative Expenses. Selling and administrative expenses in the first three months of 2003 were $5.6 million as compared to $4.4 million in the first three months of 2002, an increase of $1.2 million. The increase is primarily due to severance expense related to personnel reductions, and higher advisory expenses.

      License and Management Fees. Loral and Principia are responsible for the management of our operations. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue, as defined. For the three months ended March 31, 2003 and 2002, no management fee was earned. Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined. For the three months ended March 31, 2003 and 2002, the fee was $302,000 and $328,000, respectively, of which $8,000 and $25,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers.

      Depreciation and Amortization. Depreciation expense for the first quarter of 2003 was $8.7 million as compared to $8.6 million during the first quarter of 2002. Amortization expense relating to the concessions was $3.2 million in each quarter.

Interest Income

      Interest income for the first quarter of 2003 was $77,000 as compared to $915,000 for the first quarter of 2002. The decrease is primarily due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

Interest Cost

      Total interest cost, including $4.5 million of capitalized interest related to the construction of Satmex 6, was $12.3 million in the first quarter of 2003 as compared to $13.1 million, including $2.2 million of capitalized interest related to the construction of Satmex 6, in the first quarter of 2002. Total interest cost decreased due to lower average outstanding debt in the first quarter of 2003 and lower interest rates on our variable rate debt.

Net Foreign Exchange Gain (Loss)

      We recorded a net foreign exchange gain of $64,000 in the first quarter of 2003 as compared to a net foreign exchange loss of $24,000 in the first quarter of 2002.

Deferred Income Tax Benefit

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. We recorded a deferred income tax benefit of $1.8 million in 2002 for the effect of this change on our deferred tax assets and liabilities.

      For the three months ended March 31, 2003, we recorded a deferred income tax benefit of $1.7 million on a loss before income taxes of $8.4 million as compared to a deferred income tax expense of $0.6 million, excluding the deferred income tax benefit of $1.8 million relating to the change in the statutory rate, on a loss before income taxes of $8.9 million for the first quarter of 2002. The change from 2002 to 2003 relates primarily to the Mexican income tax effect of inflation and currency remeasurement offset by an additional valuation allowance recorded against our deferred tax assets in the three months ended March 31, 2003.

Preferred Stock Dividend Requirement

      The preferred stock dividend requirement was $377,000 in each quarter.

Results of Operations for the Year Ended December 31, 2002 Compared to December 31, 2001

Revenue

      Service revenue for 2002 was $85.0 million, as compared to $128.0 million for 2001. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by contract cancellations of $13.7 million and non-renewals of $29.3 million. As previously disclosed, the transponder lease for our then-largest customer, Innova, ended on March 31, 2002. Innova represented approximately $1.5 million and $25 million of revenue for years ended December 31, 2002 and 2001, respectively.

      Early indications in 2003 suggest that the trend of cancellations and non-renewals has slowed. Cancellation or non-renewal of service contracts of our large customers would have an adverse effect on our results of operations.

     Operating Expenses

      Operating expenses decreased to $86.5 million in 2002, from $92.9 million in 2001, as described below.

      Satellite Operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $17.1 million for 2002, as compared to $19.8 million in 2001. The decrease is primarily due to a lower cost for replacement capacity on other satellites for customers previously on Solidaridad 1, representing $2.4 million.

      Selling and Administrative Expenses. Selling and administrative expenses in 2002 were $20.8 million as compared to $22.6 million in 2001. The decrease is primarily due to personnel reductions, which reduced expenses by $1.4 million.

      License and Management Fees. Loral and Principia are responsible for the management of our operations. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue, as defined. For the year ended December 31, 2002, no management fee was earned. For the year ended December 31, 2001, the management fee was $2.3 million, of which $767,000 was offset against accrued expenses. Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined. For 2002 and 2001, the fee was $1.2 million and $1.8 million, respectively, of which $65,000 and $106,000, respectively, was offset against accrued expenses. The license fee decreased due to our lower revenue.

      Depreciation and Amortization. Depreciation expense was $34.5 million in 2002 and $34.4 million in 2001. Amortization expense relating to the concessions was $12.9 million in each year.

Interest Income

      Interest income for 2002 was $2.0 million as compared to $9.3 million for 2001. The decrease is primarily due to lower levels of restricted and segregated cash available for investment, representing $7.1 million, as well as lower interest rates.

Interest Cost

      Total interest cost, including $14.2 million of capitalized interest related to the construction of Satmex 6, was $52.0 million in 2002 as compared to $59.4 million, including $3.5 million of capitalized interest related to the construction of Satmex 6, for 2001. Total interest cost decreased due to lower average outstanding debt during 2002 and lower interest rates on our variable rate debt.

Net Foreign Exchange Gain

      We recorded a net foreign exchange gain of $93,000 in 2002 as compared to a foreign exchange gain of $28,000 in 2001.

Deferred Income Tax Benefit

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. We recorded a deferred income tax benefit of $1.8 million in the first quarter of 2002 for the effect of this change on deferred tax assets and liabilities.

      For the year ended December 31, 2002, we recorded a deferred income tax benefit of $8.8 million on a loss before income taxes of $28.8 million, yielding an effective rate of 30.7%, while for 2001 we recorded a benefit of $1.1 million on a loss of $4.3 million, yielding an effective rate of 27%. The change from 2001 to 2002 relates primarily to the increased benefits recorded in 2002 for the Mexican income tax effect of inflation and currency remeasurement , the reduction to the statutory income tax rate, and the additional provision recorded in 2002 to increase the valuation allowance.

      Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2002 we had tax loss carryforwards of approximately $278 million, which expire from 2008 to 2012, and tax credits available against the asset tax of approximately $38 million, which expire in 2003. Without these credits, we would have incurred an asset tax liability of approximately $3.1 million in 2002.

Preferred Stock Dividend Requirement

      The preferred stock dividend requirement of $1.5 million in 2002 and 2001 relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued in March 1999.

Results of Operations for the Year Ended December 21, 2001 Compared to December 31, 2000

Revenue

      Service revenue for the year ended December 31, 2001 was $128.0 million, as compared to $136.4 million for the year ended December 31, 2000. The decrease is due to reduced utilization caused by contract cancellations and non-renewals, partially offset by higher average prices on Solidaridad 2 and Satmex 5. The failure of Solidaridad 1 did not have a significant effect on revenue for the year ended December 31, 2001 because most of its customers were provided with alternative capacity on Solidaridad 2, Satmex 5 or on satellites operated by Loral Skynet.

Operating Expenses

      Operating expenses decreased to $92.9 million for the year ended December 31, 2001, as compared to $102.1 million for 2000, as described below.

      Satellite Operations. Satellite operations costs, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $19.8 million for 2001, as compared to $20.0 million for 2000. The decrease is primarily due to the reduction in insurance expense related to Solidaridad 1, offset by the cost of providing replacement capacity to customers after the failure of Solidaridad 1 of $6.7 million and an increase in salary expense.

      Selling and Administrative Expenses. Selling and administrative expenses for 2001 were $22.6 million, as compared to $20.3 million for 2000. The increase is primarily due to increased legal and consulting costs and higher compensation costs.

      License and Management Fees. Loral and Principia are responsible for the management of our operations. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue, as defined. Also, Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined. Fees for the year ended December 31, 2001 and 2000 were $3.3 million and $5.1 million, respectively. License and management fees decreased due to our lower revenue.

      Depreciation and Amortization. Depreciation expense for 2001 was $34.4 million as compared to $43.8 million for 2000. The decrease in depreciation expense is due to the write-off of Solidaridad 1 after it ceased operating in August 2000. Amortization expense relating to the concessions amounted to $12.9 million during each period.

Interest Income

      Interest income for 2001 was $9.3 million as compared to $1.5 million for 2000. The increase is primarily due to interest of $7.4 million earned on the restricted and segregated cash.

Interest

      Total interest cost, including $3.5 million of capitalized interest related to the manufacture of Satmex 6, was $59.4 million in 2001 as compared to $66.6 million for 2000. Total interest cost decreased due to lower average outstanding debt during 2001 and lower interest rates on our variable rate debt.

Net Foreign Exchange Gain (Loss)

      We recorded a net foreign exchange gain of $28,000 in 2001 as compared to a loss of $98,000 in 2000. The peso remained relatively stable against the dollar in each year.

Deferred Income Tax Benefit (Expense)

      We recorded a deferred income tax benefit of $1.1 million in 2001, as compared to an expense of $17.0 million in 2000 which included an expense of $36.7 million on the net gain from the in-orbit failure of Solidaridad 1.

      We are subject to the greater of an income tax at 35% of taxable income or an asset tax at 1.8% on the average of assets less certain liabilities. During 2000, we received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. This ruling will have a favorable effect to reduce our asset tax in the future.

      Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2001 we had tax loss carryforwards of approximately $237 million which expire from 2008 to 2010 and tax credits available against the asset tax of approximately $43.7 million which expire in 2003. Without these credits, we would have incurred an asset tax liability of approximately $6.6 million in 2001.

Preferred Stock Dividend Requirement

      The preferred stock dividend requirement of $1.5 million in 2001 and 2000, relates to the value of the stock dividend payable on the 606,730 shares of preferred stock issued to Loral and Principia in March 1999.

Inflation

      During the first quarter of 2003, and during 2002, 2001 and 2000, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were

1.3%, 5.7%, 4.4% and 9.0%, respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in dollars. Our customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso denominated expenses.

Capital Expenditures

      Substantially all of our capital expenditures are denominated in U.S. dollars. Capital expenditures were $123.2 million for 2002, as compared to $95.7 million for 2001. Expenditures in 2002 and 2001 for the construction of Satmex 6 were $119.8 million and $91.9 million, of which $108.0 million and $83.8 million was funded through the use of restricted and segregated cash, respectively. We expect capital expenditures for 2003 to be approximately $92.9 million for the completion of Satmex 6. Following the launch of Satmex 6, we expect a significant decrease in capital expenditures.

Liquidity and Capital Resources

      At March 31, 2003, we had total debt of $524.1 million. At March 31, 2003, we were in compliance with all covenants contained in our debt agreements.

      Our primary source of liquidity for working capital purposes is cash flow from operations. As of March 31, 2003, we had $16.3 million in available cash and cash equivalents. Funds from the satellite and debt escrow accounts had been fully used and, as of March 31, 2003, no remaining balances existed. We believe that available working capital will not be sufficient to fund the in-orbit delivery of the Satmex 6 satellite unless we complete the exchange offer and consummate the Satmex 6 financings, or obtain other financing or negotiate satisfactory payment terms for delivery of Satmex 6 in-orbit. Further, if we do not complete the exchange offer and the Satmex 6 financings, we do not expect future cash flows to be sufficient to make future interest and principal payments on the existing notes and our floating rate notes. We do not expect our shareholders to contribute any more equity to the Company.

      We expect the total cost of Satmex 6, the ground start-up equipment and related services and insurance coverage purchased from suppliers in the United States to total approximately $197 million. Approximately $167 million of this amount qualifies as eligible for Ex-Im Bank financing. Ex-Im Bank provides a guarantee for 85% of eligible U.S. exports plus 100% of its fee. Our Satmex 6 project has qualified for a total of $150 million in Ex-Im Bank guarantee for both commercial and political risks. We are currently negotiating a direct loan from ING Capital LLC backed by this Ex-Im Bank guarantee. We expect the term of that loan to be eight-and-one-half years and the interest rate to be           %.

      We are seeking financing in an amount equal to 85% of the French Export Amount through a direct loan from Societe Generale, with 95% of that amount backed by an insurance policy from Coface covering commercial and political risk. We expect the term of that loan to be eight-and-one-half years and the interest rate to be           %.

      We intend to issue approximately $80 million aggregate principal amount of our new senior secured floating rate notes, which we refer to as the “new floating rate notes” in a private placement. We expect the term of the new floating rate notes to be five years and the interest rate to be           %. The gross proceeds from the issuance of the new floating rate notes, approximately $70 million, will be used to prepay a portion of our existing floating rate notes. We intend to use the refunds of prior payments to Arianespace, SS/L, Integral Systems, Inc. and other suppliers to prepay the remaining portion of our existing senior secured floating rate notes.

      If we do not consummate the exchange offer, the lenders under the Satmex 6 financings will not provide financing to us.

Cash Used and Provided

      Net cash provided by operating activities for the year ended December 31, 2002 of $20.9 million consisted primarily of $27.6 million of funds generated by earnings before non-cash items, interest income on the restricted and segregated cash and the use of restricted and segregated cash for interest payments and decreases in prepaid insurance of $4.1 million and amounts due from related parties, net of $0.3 million; partially offset by an increase in accounts receivable of $3.6 million, a decrease in accounts payable and accrued expenses of $7.4 million and an increase in deferred financing costs and other assets of $0.1 million.

      Cash used in investing activities for 2002 was $15.2 million. Capital expenditures for 2002 were $123.2 million, which included $119.8 million for the construction of Satmex 6, and of which $108.0 million was funded through the use of the restricted and segregated cash account. Substantially all capital expenditures are denominated in U.S. dollars.

      Cash used in financing activities for the year ended December 31, 2002 was $5.0 million and reflects the repayment of $31.6 million of our floating rate notes, of which $26.6 million was funded through the use of restricted and segregated cash. During the fourth quarter of 2002, we borrowed $13.0 million under our revolving credit facility. All borrowings were repaid by December 31, 2002 and the revolving credit facility expired.

Contractual Obligations and Other Commercial Commitments

      The following tables aggregate our contractual obligations and other commercial commitments as of December 31, 2002 (in thousands).

		Payments Due by Period

		Less Than	1 - 3	4 - 5	After 5
	Total	1 Year	Years	Years	Years

Contractual Obligations:
Debt	$524,374	$1,000	$523,374	$—	$—
Operating leases(1)	3,504	1,431	2,073	—	—
Unconditional purchase obligations(2)	53,123	26,181	250	500	26,192
Other long-term obligations(3)	5,797	386	773	773	3,865

Total contractual cash obligations	$586,798	$28,998	$526,470	$1,273	$30,057

		Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than	1 - 3	4 - 5	After 5
	Committed	1 Year	Years	Years	Years

Other Commercial Commitments:
Monitoring service	$131	$118	$13	—	—

(1)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(2)	Represents the commitments for the construction and launch of Satmex 6.

(3)	Represents payments to the Mexican government under the Property Concession.

The Existing Notes

      On February 2, 1998, we issued the existing notes in an aggregate principal amount of $320 million, all of which was outstanding on March 31, 2003. The interest rate on the existing notes is 10.125%. We are required to make interest payments on the existing notes semi-annually in cash in arrears on each February 1 and August 1 until maturity. The existing notes mature on November 1, 2004 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.

The Floating Rate Notes

      On March 2, 1998, we issued $325 million of senior secured floating rate notes due June 30, 2004. The floating rate notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the existing notes. They are secured by a lien on substantially all of our assets and the shares held by Servicios in our Company and by Firmamento in Servicios. The floating rate notes bear interest at rates based either on LIBOR or the base rate specified in the floating rate notes indenture, at our option, and are redeemable at our option. In addition, the floating rate notes are guaranteed by Firmamento and Servicios.

      In addition to containing similar covenants as the existing notes, the floating rate notes contain covenants that require maintenance of certain quarterly financial and operating ratio levels and impose limits on our spending for capital expenditures. At March 31, 2003, we were in compliance with all covenants in the floating rate note indenture.

      We are required to make quarterly redemption payments on the floating rate notes of $250,000 through March 31, 2004, plus additional prepayments from excess cash flow, as defined in the floating rate note indenture, with the balance due on June 29, 2004.

      At December 31, 2001, a technical default existed with respect to our floating rate notes due to our failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the floating rate note indenture. On April 23, 2002, we made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. We believe that the payment on April 23, 2002, cured the technical default on the floating rate notes. At December 31, 2001, we classified $12.6 million, representing the 2001 and 2000 principal repayments, as current portion of long-term debt.

      In February 2000, the floating rate notes were amended to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%. On March 18, 2003, holders of the floating rate notes agreed to modify certain financial covenants required by the floating rate note indenture and we agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 21, 2003, solely to the holders that gave consent. The total fee paid was $494,877.50. The modification of the financial covenants consisted of substituting certain financial ratios for a minimum level of cash flow to be maintained during the remaining life of the floating rate notes. In addition, a new covenant was incorporated to require that the loans backed by Ex-Im Bank and Coface be closed on or prior to September 30, 2003.

      We plan to prepay the entire principal amount of the floating rate notes upon completion of the Satmex 6 financings and the exchange offer.

Our Credit Rating

      On November 1, 2002, Moody’s Investor Services lowered its ratings of our senior unsecured indebtedness from “B3” to “Ca.” A “B3” rating is the sixth lowest rating category out of 21 used by Moody’s. A “B” rating describes obligations that Moody’s believes generally lack characteristics of a desirable investment where there is little assurance that interest and principal payments will be made or of maintenance of other terms will be kept over a long period of time. “Ca” is the second lowest rating category out of 21 and describes obligations that Moody’s believes are speculative in a high degree and that are often in default or have other marked shortcomings.

      On September 23, 2002 Standard & Poor’s lowered our long term foreign issuer credit rating from “B” to “CCC+.” A “B” rating is the eighth lowest rating category out of 22 used by S&P and a “CCC+” rating is the sixth lowest rating out of 22. A “B” rating describes an obligation that S&P believes is more vulnerable to nonpayment than obligations rated “BB,” but where the obligor has the capacity to meet its financial commitment on the obligation at that time. S&P believes that adverse business, financial, or economic conditions will likely impair the “B” rated obligor’s capacity or willingness to meet its financial commitments. A “CCC+” rating describes an obligation that S&P believes is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, S&P believes that a “CCC” rated obligor is not likely to have the capacity to meet its financial commitment on the obligation.

      As a result of these negative credit ratings and downgrades, our sources of short-term financing have become limited, which impedes our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has generated concern among certain of our existing customers.

Other Matters

Insurance Costs

      In November 2002, we renewed the in-orbit insurance on Solidaridad 2 through November 2003. The insurance coverage was provided in accordance with usual and customary practices for the coverage of BS-601 satellites. This insurance does not insure against an in-orbit failure due to the loss of the satellite’s control processor, the same component that caused the loss of Solidaridad 1. Additionally, the new terms of insurance increased the percentage of the satellite’s transponder capacity that must be lost for a total loss to be declared to 75%, from 50%. An uninsured loss of Solidaridad 2 would have a material adverse effect on our results of operations and financial condition.

      We, like others in the satellite industry, are faced with significantly higher premiums for launch and in-orbit insurance and significantly shorter coverage periods than those that have been available in the past, which is due in part to the events of September 11, 2001, and in part to recent losses in the satellite industry, including that of Solidaridad 1. This development in the insurance industry will increase our cost of doing business. We intend to pass on such increased cost to our customers. We cannot assure you, however, that we will be able to do so. Insurance market conditions have historically been cyclical in nature. While we anticipate that these conditions will improve in the future, we cannot assure you that they will.

      We are in the process of obtaining launch insurance for Satmex 6. Prior to launch, we intend to insure Satmex 6 for $300 million against failure during launch or its first year in orbit. We are currently negotiating the appropriate documentation and we anticipate no exclusions other than as customary.

Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Accounting policies that are critical to understand in our financial statements and that require significant judgment by management include the estimated useful lives of our satellites, the valuation of long-lived assets, deferred income taxes, revenue recognition and deferred revenue from the Mexican government.

Satellites

      Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites.

      The estimated useful lives of our satellites are:

Solidaridad 2	14.5 years
Satmex 5	15 years

      Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

      Costs incurred in connection with the construction and successful deployment of our satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 6 was $14.2 million and $3.5 million for the years ended December 31, 2002 and 2001, respectively.

Valuation of Long-Lived Assets

      The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. We measure impairment as the difference between the carrying value and the fair value of the asset.

Deferred Income Tax

      We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that are not expected to be realized.

Revenue Recognition

      We provide satellite capacity under service lease agreements for periods ranging from one year to twelve years. Some service lease agreements provide for cash advances from customers with reduced rents. Such cash advances are recognized as revenue on a straight-line method over the total lease term.

      In the case of end-of-life leases, in which we collect the total rent in advance and provide no insurance or warranty on the related transponders, we recognize the total revenue and related cost as sales-type leases.

Deferred Revenue — Mexican Government

      We are required to provide the Mexican government, at no charge, approximately 7% of our available transponder capacity for the duration of the concessions. In 1998 we recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and a corresponding increase in amortization expense.

Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by this standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. The adoption of SFAS 146 on January 1, 2003 had no effect on our financial statements.

      In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures had no impact on our financial position or result of operations. The adoption of the recognition and initial measurement requirements of this interpretation on January 1, 2003 had no impact on our financial position or results of operations.

      In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of “variable interest” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. We do not have variable interests in any variable interest entities that will require consolidation in accordance with FIN 46.

      In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 addresses the accounting for certain financial instruments that issuers could previously account for as equity. SFAS 150 affects three types of financial instruments: mandatorily redeemable shares; instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS 150 does not apply to features imbedded in a financial instrument that is not a derivative in its entirety. The Company was required to adopt aspects of SFAS 150 beginning on May 31, 2003. The adoption of SFAS 150 had no effect on the Company’s financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is exposed to market risk from changes in currency exchange rates and change in interest rates. The Company from time to time assesses its exposure and monitors opportunities to manage these risks.

Exchange Rate Risk

      During 2001 and 2002, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 4.4% and 5.7%, respectively. The Company’s major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

Interest Rate Risk

      At June 30, 2003, the fair value, based on quoted market prices, of the existing notes was approximately $148.8 million. The carrying value of the our senior secured notes approximates their fair value because their interest rates are based on floating rates. The carrying value of the existing notes exceeded fair value by approximately $171.2 million. Market risk on our variable rate debt is estimated as the potential increase in annual interest expense resulting from a hypothetical one percent increase in interest rates and amounts to $2.0 million.

THE COMPANY

General Description

      We are the leading provider of fixed satellite services in Mexico and are expanding our services to become a leading provider of fixed satellite services throughout Latin America. We provide transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service, on-site transmission of live news reports, sporting events and other video feeds. We also provide satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. We are also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite.

      We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in Latin America. Our broadcasting customers include Grupo Televisa, MVS Multivision, Television Azteca and PCTV and our telecommunications services customers include Telmex, Pemex and Elektra. Our data and Internet customers include Hughes Network Systems and Verestar.

      We currently own and operate two satellites, Solidaridad 2 and Satmex 5, in geostationary orbit at 113.0 degrees W.L. and 116.8 degrees W.L., respectively, and plan to launch a third satellite, Satmex 6, in the fourth quarter of 2003. In total, we have 96 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental United States, Mexico, the Caribbean and all of Latin America, other than certain regions in Brazil. We also own another satellite, Morelos 2, which is in an inclined orbit and not producing revenue.

      Satmex 6 is in the final stages of manufacture and testing. We have contracted with Space Systems/ Loral, Inc., a wholly owned subsidiary of Loral, to build this satellite. It is scheduled to be launched in the fourth quarter of 2003 and is designed to provide broader coverage and higher power levels than any satellite in the Satmex fleet.

      In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. The satellite was insured and we received an insurance payment of $235 million, which was used to service debt and to invest in the manufacture, launch and insurance of a new satellite, Satmex 6.

      Since our privatization in 1997, we have expanded our sales outside Mexico through our direct sales force, our participation in the Loral Global Alliance and, to a lesser extent, our network of agents, distributors and value-added resellers in the Latin American region. This regional expansion is a result of the broader footprint of the Satmex 5 satellite. The footprint of Satmex 6 is designed to cover an equally broad region.

The Satmex Satellites

      The currently operating Satmex satellites have a total capacity of 3,456 MHz (96 36MHz transponder equivalents), consisting of 1,728MHz of C-band (48 36MHz transponder equivalents) and 1,728MHz of Ku-band (48 36MHz transponder equivalents) capacity. Upon the replacement of Solidaridad 1 with Satmex 6, the Satmex system is expected to have total capacity of 5,616 MHz (156 36MHz transponder equivalents), consisting of 3,024MHz of C-band (84 36MHz transponder equivalents) and 2,592MHz of Ku-band capacity (72 36MHz transponder equivalents).

      The footprints of our satellites are designed to encompass the region extending from Argentina to the northern United States.

Satmex 5

      Satmex 5 was launched in December 1998 and occupies the 116.8 degrees W.L. orbital position. Satmex 5, a BS 601 HP, has 24 36MHz C-band and 24 36MHz Ku-band transponders. As of December 31, 2002, the satellite had an estimated operational life of 11 years and is currently operating in a satisfactory condition.

      Satmex 5 has approximately ten times the power (as measured in total watts) of Morelos 2 and has a footprint extending from substantially all of the 48 contiguous United States to Argentina. Major Latin American countries that are covered by the Satmex 5 footprint include Mexico, Argentina, Venezuela, Chile and Colombia. Major U.S. cities include Los Angeles, Miami, New York, Houston, Dallas, Chicago, San Francisco and Washington, D.C.

      In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion system of the Xenon Ion Propulsion System (“XIPS”), which provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, we were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Failures related to XIPS have occurred on other BS 601 HP spacecraft. Performance on both Satmex 5 XIPS systems is normal. Currently, however, we are using the second XIPS system as the primary propulsion system, and the first system as the back-up. In addition, Satmex 5 has a chemical propulsion system in place to provide further redundancy.

Solidaridad 2

      Solidaridad 2 was launched on October 7, 1994 and occupies the 113.0 degrees W.L. orbital position. As of December 31, 2002, the satellite had an estimated operational life of 6.3 years and is currently operating in a satisfactory condition. A BS 601 model, the satellite has 12 36MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents) and 16 54MHz transponders in Ku-band (24 36MHz transponder equivalents).

      Major Latin American countries covered by the Solidaridad 2 footprint include Mexico, Argentina, Venezuela, Chile, Colombia, Guatemala, Belize and Cuba. Major U.S. cities covered include Los Angeles, San Antonio, Houston, Dallas and San Francisco. In addition, major U.S. cities that can be covered by Solidaridad 2 spot beams include Miami and New York.

Satmex 6

      Satmex 6, the replacement satellite of Solidaridad 1, is being manufactured by Space Systems/ Loral, a subsidiary of Loral, and is scheduled to be launched in the fourth quarter of 2003 to the 109.2 degrees W.L. orbital position. Satmex 6, a FS 1300X Satmex model, will have a total of 60 36MHz transponders, 36 in C-band and 24 in Ku-band. Upon initiating operations, Satmex 6’s operating life is expected to be 15 years.

      Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in the Satmex fleet. It will be roughly 300% more powerful than Solidaridad 1 and roughly 50% more powerful than Satmex 5. It will have hemispherical coverage in both C- and Ku-bands. From Canada to Argentina, Satmex 6 will cover all the 48 contiguous United States and Hawaii, the Caribbean and all of Latin America and Brazil.

Solidaridad 1

      On August 29, 2000, our Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Boeing Space Systems (formerly Hughes Space and Communications) and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time.

      Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. We used the net insurance proceeds toward the manufacture, launch and insurance of a replacement satellite (Satmex 6), as well as for debt service.

Morelos 2

      Morelos 2 was launched on November 27, 1985. Morelos 2 was placed in inclined orbit in August 1998, earlier than expected, in order to extend its useful life. An HS 376, it has 12 36MHz and six 72MHz transponders in C-band (24 36MHz transponder equivalents) and another four 108MHz transponders in Ku-band (12 36MHz transponder equivalents).

      From July 31 to August 26, 2002, satellite maneuvers were executed to relocate Morelos 2 from the 120.2 degrees W.L. orbital position to 109.2 degrees W.L. orbital position. Morelos 2 is in an inclined orbit and is no longer available for commercial purposes.

Landing Rights

      We have secured landing rights to provide a variety of satellite-based communications services in 40 countries in the Western Hemisphere, including the United States. We are in the process of updating our landing rights agreements to include Satmex 6.

Satellite Control Centers and Property Concession

      Once a satellite is placed in its orbital location, specialized earth stations monitor its health, control and positioning through the end of its in-orbit lifetime. Under the terms of our concessions, we currently operate our satellites through two satellite control centers. The first is located at Iztapalapa, Federal District, Mexico and the second is located at Hermosillo, Sonora, Mexico. These centers, aggregating 34,000 square meters, are designed to monitor user frequencies and to ensure that the satellites are operating within established parameters and are correctly positioned to generate the anticipated footprint.

      The primary control center is composed of a building that houses (i) the telemetry, tracking and control (TT&C) systems, (ii) an equipment maintenance area, (iii) a communications signal monitoring area, (iv) a dynamic simulator, which allows for the simulation of spacecraft dynamics and control maneuvers, and (v) antennae for the control, monitoring and in-orbit testing of satellites. The primary control center forms part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile service systems. While we are the only occupant of the building that houses the satellite control center, we are required to share the site’s water facilities with the rest of the complex.

      In order to control and operate Satmex 6, we have installed new state-of-the-art technology hardware and software in both control centers. As of March 31, 2003, that investment was approximately $3.2 million dollars.

      We own the equipment within the control centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use the land and buildings. Under the terms of the concessions, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located. For the years ended December 31, 2002, 2001 and 2000, the rent expense under this agreement was $321,000, $317,000 and $289,000, respectively.

Properties

      We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which the satellite control centers are located, together with certain other related properties. We lease office space under a non-cancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $118,000. Rent expense under this lease was $1.6 million, $1.4 million, and $1.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. We believe our facilities are adequate for our present needs.

Insurance

      Upon launch of Satmex 5 in 1998, we purchased a five-year policy providing for $250 million of insurance for Satmex 5. This insurance policy for Satmex 5 expires on December 4, 2003.

      The insurance coverage on Satmex 5 provides that if 50% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums. Upon renewal of this policy, we expect that 50% constructive total loss provisions will no longer be available in the market on commercially reasonable terms. Currently, policies in the marketplace contain 75% constructive total loss provisions.

      We currently have insurance for Solidaridad 2 under terms reflecting current market conditions. Solidaridad 2 is insured for replacement value plus $25 million, which we have determined to be $125 million. The insurance coverage on Solidaridad 2 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums.

      Our insurance for Solidaridad 2 includes substantial exclusions relating to the Spacecraft Control Processor (“SCP”) and the motor drivers, which have been identified by insurers as at risk of failure. The primary and secondary SCPs have failed in three BS601s, including Solidaridad 1, resulting in the complete loss of those satellites. Currently, the primary SCP on Solidaridad 2 is operating normally, and we believe the secondary SCP is functional and would allow for uninterrupted service from the satellite in the event of a primary SCP failure, giving us redundant SCP capacity on Solidaridad 2. However, a failure of the primary and secondary SCPs would result in a complete and uninsured loss of Solidaridad 2.

      Furthermore, the insurance policies on Satmex 5 and Solidaridad 2 include customary exclusions such as (i) military or similar actions, (ii) anti-satellite devices, (iii) governmental actions, (iv) nuclear reaction or radiation contamination, (v) willful or intentional acts of us or our contractors, (vi) loss of income, indirect and consequential damages and (vii) third-party claims against us. The insurance policy on Solidaridad 2 expires on November 28, 2003.

      We are in the process of obtaining launch insurance for Satmex 6. Prior to launch, we intend to insure Satmex 6 for $300 million against failure during launch or its first year in orbit. Documentation is currently being negotiated and we anticipate no exclusions other than as customary.

      The control centers are covered by insurance policies against risk to the buildings and their contents, including the antennae and equipment. To date, no claim has been made against the insurance policies covering the control centers or the insurance policies covering Solidaridad 2 and Satmex 5.

Business Strategy

      The focus of our business strategy is to increase our customer base throughout our coverage area and to increase the number of services provided to each customer by:

•	enhancing our regional presence;

•	strengthening our position in sectors that benefit from fixed satellite services advantages; and

•	growing with our current customer base and offering value-added solutions.

Enhance Our Regional Presence

      Due to our extensive coverage, technical characteristics designed for our target markets and culturally-attuned customer support, we are one of the leading regional satellite operators in the Americas. Our fleet has a footprint that reaches almost the entirety of the North and South American continents and has superior design coverage over our domestic market, Mexico. However, the failure of our satellite Solidaridad 1 on August 29, 2000 reduced our sellable capacity significantly. We are close to completing the manufacture of a new satellite, Satmex 6, to replace Solidaridad 1 and increase our capacity. We have taken extra steps to ensure the design and manufacture quality of our new satellite by implementing a satellite and launch quality control process and by establishing a field office where a highly experienced engineering and consultant team supervises the design and manufacture program.

      Satmex 6 was designed to provide satellite services across the Americas. Its footprint will allow us to improve our presence in North America as well as in key segments of Latin America. The design of Satmex 6 creates an opportunity for our customers to expand their businesses by providing high performance levels in markets where telecommunications infrastructure is limited. Most of Latin America qualifies as a target market because fiber optic cables only reach major cities and the coastlines. We expect that both Satmex 5 and Satmex 6 can generate incremental growth from these markets.

      In addition, we are targeting the Hispanic population in the United Sates. Hispanics are a significant and rapidly growing segment of the U.S. population and have sufficient resources to pay for subscriber television and Internet services. Often, Spanish-speaking parents in the United States want their children to maintain their native language skills. Moreover, these individuals prefer content from their own region and are not entirely satisfied with general “Spanish-speaking” programming.

      Our contracts are generally long term, which creates a base to ensure revenues for the coming years and reduces our exposure to cancellations and renewal risks. We continue to seek long term contracts and have recently extended the contracts of our most important customers in Mexico, despite intense competition.

      In order to provide full regional services, we are constantly working to resolve regulatory and political issues to increase our landing rights throughout the Americas. We expect to take advantage of the current liberalization of regulations in certain countries and islands of the region to further increase our landing rights and negotiate more favorable terms for the existing ones.

Strengthen Our Position in Sectors That Benefit from Fixed Satellite Services Advantages

      As part of our strategy, we are strengthening our position in areas where satellite service is the best solution to serve our customer needs. These are typically video distribution, broadband applications and other point to multi-point services. Except for rural telephony, which is only provided through satellite, we do not expect to grow in voice transmission services, where terrestrial infrastructure has an economic advantage.

      To strengthen our position as a provider of video distribution, we launched a new video platform called “Satmex Maximo.” The platform is designed to provide a highly effective alternative to export video content from Latin America to the Hispanic market in the U.S. Under this program we are taking advantage of already having the premiere Mexican programmers under long-term contracts to attract new programmers and create a cable neighborhood of Hispanic content to be distributed in the United States. From an Atlanta facility, the channels will be combined and transmitted to U.S. cable head-ends on Satmex 5, C-band (and will be transmitted on Satmex 6 once it is launched). Major U.S. cable operators will be able to access our satellites and deliver Satmex Maximo content to the growing Hispanic community in the U.S. We are providing cable operators with the required antennas to receive our satellite signals, which will allow them access to Satmex Maximo’s content from anchor tenants and top Latin American programmers that take advantage of satellite strengths.

      Our fleet is designed to provide broadband services throughout the Americas. We plan to penetrate the broadband market with “satellite natural” applications. Broadband satellite networks are especially attractive to markets where terrestrial infrastructure is inadequate or non-existent. These markets include developing countries as well as rural and underserved areas of developed countries.

      Applications of broadband service involve point to multipoint solutions such as Internet direct-to-home, corporate very small aperture terminal (VSAT) networks, and solutions for government objectives, among others. To increase our participation in the broadband market, we are exploring strategic alliances, joint-ventures and revenue sharing initiatives with technology providers, teleports and resellers in order to offer turn-key solutions to our customers.

      Distance learning is an attractive opportunity as it provides an interactive data, audio and video uplink to and from the remote distance learning site and the central location. This is attractive in many areas of Mexico and Latin America that do not have access to universities or other facilities with communication infrastructure.

Grow with Our Current Customer Base and Offer Value-added Solutions

      We intend to increase capacity utilization levels with both current and new customers by promoting mutual business growth and by reacting to emerging market trends that may enhance our customers’ businesses. We regularly develop tailor-made marketing solutions that match our current available capacity characteristics with our customers’ needs. In this process, we have begun to offer bundled services that include satellite capacity, equipment and maintenance for video, data and broadband customers such as state-owned TV stations, corporate users and telecommunication service carriers.

      To maintain the satisfaction of our current customers, we have implemented a customer retention strategy based on customer support and commercial flexibility. This customer-oriented strategy strengthens our relationship with current customers, reduces cancellation risk and promotes the expansion of their business on our satellites.

Emerging Trends in the Television Industry

      Video distribution is a natural application for satellite capacity as it is point to multi-point. While satellite direct-to-home television systems are common, cable operators also use satellites to downlink their signals. In recent years, digital compression technology has reduced the need for satellite capacity by compressing signals to operate within a smaller bandwidth. However, other developments have offset this impact. Services such as High Definition Television (HDTV) require more bandwidth than regular television. By offering local channels (local-to-local), subscription television (cable and satellite direct-to-home) will generate greater demand for satellite services. Rising demand for national and foreign channels also has begun to stimulate demand for satellite capacity. For example, demand in the United States for Spanish language programming is rising rapidly, as is demand in Latin America for U.S. channels. We are seeking to enter the market for Spanish language programming in an effort to create demand for our satellite services.

Services

      We provide satellite transmission capacity to broadcasting customers for network and cable television programming, direct-to-home television service and transmission of live news reports, sporting events and other video feeds from the scene of the event. In addition, we provide satellite transmission capacity to telecommunications service customers for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. We also provide satellite connectivity to the Internet backbone for ISPs (Internet Service Providers). We offer our customers part-time service, varied power and footprint service, grades of service protection and value-added services.

Broadcasting Transmission Services

      Satellite capacity is utilized for broadcasting transmission services by various national and international networks for point-to-point and point-to-multi-point distribution of television programs, video signals and other services, including distance learning, business television, special events and live reports. Customers include private and state-owned broadcasting networks, cable television programmers and direct-to-home operators.

      Broadcasting customers use satellite capacity to transmit coverage of live scheduled special events, such as the World Cup, to programmers on an ad hoc basis. We also provide broadcasting transmission services to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis.

      Broadcasting customers also use satellite capacity for “backhaul” operations, such as transporting programming from a broadcaster’s foreign news bureau to a broadcast center for simultaneous or later transmission. Our service in this area is focused on the transportation of program material and syndicated programming for broadcasters on a scheduled basis.

Telecommunications Transmission Services

      We provide satellite capacity for domestic and international telecommunications transmission services to public and private telecommunications networks. These networks belong to companies across the spectrum in financial, industrial and commercial operations, as well as government and education, transportation and tourism, and media companies. Companies may lease channels, circuits or fractions of a transponder, allowing these transponders to be shared among several users.

      We provide satellite capacity to carriers that use the capacity as part of their communications network on a national or international basis. Our services include the provision of satellite capacity to carriers that provide public and private networks for data, voice and corporate video communications. Network users utilize satellites rather than ground-based transmission media because satellite systems provide customers cost savings for large, geographically dispersed networks, greater independence from telephone companies, predictability of costs over a long period, flexibility in changing or adding remote locations to a network, integrated network management and control of all remote locations and increased network availability and lower transmission error rates.

      Many businesses and organizations currently use satellite communications networks for certain of their communications needs. For example, retail chains use satellite business communications networks for rapid credit card authorization and inventory control. Banks use satellite networks to connect automatic teller machines to processing computers. News agencies use satellite networks to distribute information continuously to numerous locations, and paging operators use satellite networks to distribute paging information from a central switch to multiple remote transmitters for retransmission to pagers.

      We provide satellite capacity to domestic and regional communications centers in Latin America. The provision of satellite capacity to carriers involves relatively low marketing and operating costs and promotes the use of satellite networks for business communications in Latin America. The Mexican government currently represents one of the largest users of communications facilities in Mexico.

      We offer transponder capacity for end-to-end satellite services for two types of private business communications networks: international digital services networks and very small aperture terminal (VSAT) networks. International digital services networks consist of rooftop antennas and are used by customers that have relatively steady flows of information to and/or from all of the points in the network. Because of their large transmission requirements, international digital services networks require dedicated, permanent communications links to each point. Very small aperture terminals networks differ from international digital services networks in that very small aperture terminals networks consist of very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. Through the use of very small aperture terminals technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity.

Internet Service Providers

      We provide satellite capacity to deliver high-speed satellite-based Internet connectivity, offering a variety of configurations, throughout most of North America and Latin America. Our fleet provides an efficient means by which ISPs, service integrators, infrastructure enablers, universities, governments and other corporations may utilize Internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. We believe that these benefits, together with Latin America’s lack of infrastructure, geographic dispersion and low population density indicate that demand for Internet connectivity via satellite, in both the consumer and corporate markets, will have strong growth in the future.

Customers

      We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. A large portion of our revenues are derived from a small number of customers. During 2002, approximately 35 of our customers account for approximately 80% of our current revenue base, and our top 10 customers represented approximately 53% of our revenues. Our largest customer is Hughes Network Systems, a wholly owned subsidiary of Hughes Electronics Corporation. Revenue from Hughes Network Systems represented 15% and 10% of service revenue for the years ended December 31, 2002, and 2001, respectively. We expect that Hughes Network Systems will continue to expand its capacity requirements and represent a greater portion of our service revenue in 2003. Revenue from the Mexican government represented 8%, 8% and 7% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively.

      During 2001 and 2002, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. Some terminations occurred in the first quarter of 2003, but we do not expect terminations and non-renewals to be significant throughout the remainder of 2003. Cancellation or non-renewal of service contracts of our large customers would have an adverse effect of our results of operations.

      Approximately 49%, 55% and 53% of our service revenue for the years ended December 31, 2002, 2001 and 2000, respectively, were generated from customers in Mexico.

Sales and Marketing

Sales Force

      Our sales force is divided by geographic markets. The majority of our sales force is fluent in at least two of Spanish, English and Portuguese, enabling them to communicate comfortably with individuals in domestic and foreign companies. We have been increasing our sales force in order to execute our Satmex 6 pre-sales and sales campaign.

      We are a member of the Loral Global Alliance, which further enhances the geographic reach, market presence and offerings of its members. The Loral Global Alliance, currently composed of Satmex, Loral Skynet and Skynet do Brasil, provides for cross-selling arrangements among the alliance members’ respective sales forces and for cooperative marketing and promotional activities. We believe that such arrangements enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. Revenues from customers referred from the Loral Global Alliance represented approximately 17% of our 2002 revenues.

International Sales

      Our satellites have broad international footprints and landing rights. Markets in the Western Hemisphere as a whole are similar for the major broadcasting and telecommunications transmission segments. We have expanded our sales outside of Mexico through our direct sales force, our participation in the Loral Global Alliance and our network of agents, distributors and value-added resellers in the Latin American region.

Tariffs

      Our existing tariffs are comparable to those of other satellite operators, such as Loral Skynet, SES Americom and PanAmSat.

      Prior to our privatization in 1997, a rigid pricing structure had been required by Mexican law and impeded the customization of service. Under the Federal Telecommunications Law passed in 1995, we are allowed to establish rates and terms and conditions for services. Tariffs must be filed with the Mexican Federal Telecommunications Commission (COFETEL) prior to their taking effect, but price changes do not require prior governmental approval. However, regulators may specify maximum tariffs, minimum service quality and certain informational requirements for a dominant service provider. We are not deemed to be a dominant service provider at this point in time.

Contracts

      The terms of our current contracts with customers range from one year to end-of-life. Substantially all of our customers’ contracts are non-cancelable or carry a substantial cancellation penalty.

      All of our customers have lease contracts that are denominated in U.S. dollars and require payment during the beginning of each month for which satellite services are provided. Any late payment is generally subject to an interest charge. Our domestic customers may pay the Mexican peso equivalent of the U.S. dollar lease amount calculated on the basis of the exchange rate at the time of payment. We set our prices to customers in U.S. dollars and operate in a manner intended to minimize the effect of fluctuations in exchange rates. Nonetheless, fluctuations of the exchange rate and other developments related to currencies could adversely affect our customers’ demand for our services and their ability to pay for them.

Competition

      Technological advances in satellite systems and deregulation in the worldwide satellite market have led to the globalization of the satellite industry and an increasingly competitive framework both for domestic and international services. We face competition from other satellite companies as well as telecommunications companies that offer competing services via satellites or terrestrial facilities.

      We compete with PanAmSat, Intelsat, SES Global, and New Skies in providing international satellite services in Latin America. PanAmSat has a fleet of 21 satellites, including 14 that provide some coverage of Latin American markets. Intelsat, a former inter-governmental organization, provides satellite services around the world with a fleet of 24 satellites, including nine that provide some coverage of Latin American markets and has recently negotiated to buy Loral Skynet’s U.S. satellites. Currently, New Skies Satellites has a fleet of six satellites including two that serve Latin America. Further, in 2001, SES Astra merged with GE Americom to form SES Global. SES Global has a fleet of 39 satellites, of which 19 serve parts of Latin America. We cannot assure you that we will be able to compete successfully with our competitors.

      The U.S. Open-Market Reorganization for the Betterment of International Telecommunications Act (“ORBIT”) requires that Intelsat conduct an initial public offering of its equity securities no later than July 30, 2004. The privatization of Intelsat allowed it to become more commercially focused. The public offering will allow it to raise capital to expand and grow.

      Several new satellites compete in our current and proposed coverage areas and others are in the manufacture or planning stages. These new satellites (other than replacement satellites not significantly larger than the ones they replace) have increased the capacity available for the provision of services that compete with our services. After a satellite has been successfully delivered in orbit, the variable cost of transmitting additional data via the satellite is minimal. Accordingly, absent a corresponding increase in demand, this new capacity can be expected to result in price reductions. Price reductions in transponder leases could have a material adverse effect on our revenue and our ability to service our indebtedness.

      As land-based telecommunications services expand, demand for our services may be reduced. For example, in the past we have experienced a number of contract cancellations or non-renewals by customers who switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost and further build-out of this infrastructure could hurt our revenue.

Domestic Market

      We are one of the main providers of fixed satellite services in Mexico, which for the year ended December 31, 2002, accounted for approximately 49% of our total revenues. The Mexican Federal Telecommunications Law currently allows competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services.

      The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra (an affiliate of Satmex). PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding adverse effect on our revenue.

      Our competition for the provision of satellite capacity for transmissions into Mexico, whether originating in Mexico or abroad, also comes from telecommunications companies with fiber optic networks. Fiber optic lines have expanded significantly in recent years, and lend themselves to inter-city high volume transmissions, particularly point to point services. They are limited, however, in their ability to compete with satellites to link a high number of low volume points scattered across a wide or remote area. For television and radio services, the costs associated with reaching subscribers is much higher with fiber optic networks than it is with satellite transmissions.

      Our satellites were designed and built to cover the Mexican domestic market and therefore have broad footprints and high power levels for coverage of Mexico. We believe that our orbital slots have superior positioning in relation to the majority of our competitors that have access to the Mexican market. In addition, the Fixed Satellite Services Protocol between the United States and Mexico permits us to currently land international signals in the U.S. market and provide domestic services in the United States upon obtaining all necessary licenses and authorizations from the FCC.

      We believe that we have several advantages over foreign and international satellites with regard to power, capacity, price and ability to offer superior customer service, which should allow us to maintain our leadership position in domestic services.

Central and South American Markets

      We face competition in Central and South America from several satellite operators. These include PanAmSat, Intelsat, SES Americom, New Skies Satellites, Hispasat, Star One and Nahuelsat. Partly in response to the development of satellite services in the United States, the greater capacity of new satellites and the development of the region, satellite operators have begun expanding into the Central and South American markets. The FCC has approved the international offerings of companies such as PanAmSat and SES Americom from orbital positions originally intended solely for the United States.

      These satellite operators have concentrated on distributing television programming to cable systems as well as direct to home. Latin America will probably continue to rely on satellite communications more extensively than other regions because most of the region’s countries have low population densities and low telecommunications equipment densities, heavy forest cover, mountainous terrain and desert areas.

      With the upcoming launch of Satmex 6, we believe that we will improve our presence in the Latin American market.

U.S. Market

      The U.S. commercial satellite market is currently dominated by three major competitors: Loral Skynet, PanAmSat and SES Americom. Currently, the majority of the capacity on U.S. satellites is used for broadcasting transmission services, another significant portion is used for telecommunications transmission services, and the remaining capacity is currently available or used for part-time services. This relatively low percentage for telecommunications transmission services can partially be explained by the high demand for multi-channel pay television, which reaches more than 90% of all U.S. homes, and by the fiber optic telephony network and the widespread use of wireless systems.

      The Fixed Satellite Services Protocol between the United States and Mexico allows Satmex to offer international and domestic services in the United States, subject to obtaining all necessary FCC regulatory approvals, and allows U.S. satellites to offer international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services and certain domestic fixed satellite services. Satellites licensed by the United States were authorized to provide domestic fixed satellite services in Mexico beginning in January 1999. Satellites licensed by Mexico were authorized to provide domestic fixed satellite services in the United States beginning on January 1, 1998. This allows our customers to target the Hispanic population in the United States. We believe that this protocol and the upcoming launch of Satmex 6 will improve our presence in North America. The footprint of Satmex 6 was designed to provide satellite services in the U.S. market.

REGULATION

Regulatory Framework

      The Federal Telecommunications Law of Mexico (the Ley Federal de Telecomunicaciones or the “Telecommunications Law”), which provides the overall legal framework for the regulation of satellite services in Mexico, became effective on June 7, 1995. Under the Telecommunications Law, the occupation of orbital slots assigned to Mexico as well as the provision of satellite services, such as us, must operate under a concession by the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”). As a general rule these concessions must be granted by means of a public bidding process. In our case, however, considering that our concessions were granted to us while we were an entity of the federal government of Mexico (prior to the acquisition of Loral and Principia of 75% of our shares), our concessions were granted under an exception to said process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the voting stock of such a corporation.

      In addition, our operations are mainly subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and the terms for the expropriation (rescate) of our concessions, the Ley General del Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment or the “Environment Law”) and other environmental laws, the Ley Federal de Competencia Económica (the Federal Economic Competition Law), the Ley de Vías Generales de Comunicación (the Law of General Means of Communication or the “communications law” the Reglamento de Comunicación Via Satélite (Regulations for Satellite Communication) and other international treaties, laws, rules and decrees.

      Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. The Mexican Federal Telecommunications Commission (COFETEL) is the telecommunications authority responsible for most day-to-day regulation of satellite communications in Mexico. COFETEL’s duties include, among other things: issuing administrative regulations relating to telecommunications; recommending amendments to existing laws and rules; making recommendations to the SCT on applications for the grant, modification, renewal, transfer and revocation of concessions and permits; administering the radio frequency spectrum; promoting and overseeing interconnection of equipment and public telecommunications networks; registering tariffs for telecommunications services and establishing specific obligations relating to tariffs, quality of service and provision of information by carriers with substantial market power; and ensuring that carriers comply with the obligations set forth in concessions and permits.

      Satellite control centers must be established within Mexico for satellites authorized to use Mexican orbital slots. The Telecommunications Law allows satellites licensed to Mexican orbital positions to serve other countries subject to the terms and conditions of treaties with Mexico and subject to the laws of those countries. The SCT may grant concessions at any time to foreign satellite systems to serve Mexico subject to applicable treaties and Mexican law. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. At that time, PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

      The rules promulgated pursuant to the Telecommunications Law require licensees of satellites intending to provide telecommunications services through one or more transmitting earth stations of their own to obtain a separate license to construct and operate a public telecommunications network. Where the satellite operator intends to provide services other than public telecommunications services through its own earth stations, it must obtain a permit from the SCT. Where a satellite operator intends to provide services other than the lease of capacity by obtaining a separate license or permit, it may provide such services only through an affiliate or subsidiary.

The Concessions

      The Mexican government has awarded us the following concessions (one per orbital slot): (i) the right to occupy each of three orbital positions and exploit their respective C- and Ku-band frequencies (the “Orbital Concessions”) and (ii) the right to use the buildings and areas in which the control centers are located (the “Property Concession”). The Orbital Concessions may be granted as collateral to any party other than a foreign government or state.

      The Orbital Concessions include the right to exploit the 113.0 degrees W.L., 116.8 degrees W.L. and 109.2 degrees W.L. orbital slots. As part of the Orbital Concessions, we may establish rates and terms for transponder leasing, which must be registered in order to become effective. However, if the SCT determines that we have substantial power in the Mexican market, the Mexican Telecommunications Commission may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross subsidies and using discriminatory practices.

      As part of the three Orbital Concessions, we are required to allocate 181 MHz C-band and 181 MHz Ku-band capacity to the Mexican government, free of charge, for national security and certain public purposes. In addition, we were required to operate two L-band transponders, one on each of the Solidaridad satellites, which were owned by the Mexican government. After the failure of Solidaridad 1, the capacity provided to the Government was 130 MHz C-band and 105 MHz Ku-band and one L-band transponder on Solidaridad 2. Upon the commencement of commercial service of Satmex 6, we will be able to allocate the required C-band and Ku-band capacity to the Mexican government. However, Satmex 6 will not have any L-band transponders.

      Under the Orbital Concessions, we are required to: (i) carry out research and development in Mexico, (ii) maintain the control centers within Mexico and preferentially staff them with Mexican nationals, and (iii) maintain satellite service continuously and efficiently. As security for the performance by us of our obligations under each Orbital Concession, we were required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico. At December 31, 2002, the adjusted amount was approximately 16.4 million pesos per Orbital Concession. The current surety bond expires in October 2003. Under the terms of the surety bond, we have paid to ING Fianzas Comercial America, a surety, a premium of 205,000 pesos per Orbital Concession, and the surety has agreed to pay to the Federal Treasury of Mexico, in the event we breach the terms of the Orbital Concessions, a sum of 16.4 million pesos per Orbital Concession. The Orbital Concessions were finalized and published in the Official Gazette on December 30, 1997.

      The Orbital Concessions have twenty-year terms expiring on October 22, 2017 and may, subject to certain conditions, be extended for an additional twenty-year term, without the payment of any additional consideration to the Mexican government.

      Except in limited circumstances, we must notify the SCT prior to issuing and selling any of the shares that represent 10% or more of our outstanding capital stock, and must identify the potential purchaser. Within 30 days of receipt of such notification the SCT may object to the sale. We may only proceed with the proposed sale if no objection is raised by the SCT.

      The Property Concession includes two plots of land, and buildings and fixtures built thereon. The Property Concession includes the right to use only the property for the purposes of exploiting the orbital slots and frequency assignments. Additionally, we may not rent or otherwise sublease the property without the prior permission of the SCT. Under the Property Concession, we are required, among other things, to: (i) pay an annual fee in an amount equal to 7.5% of the assessed property value and (ii) maintain the premises in good condition. The value of the property was originally determined in the Property Concession and it has suffered annual increments consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to our current regulations, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Appraisal Commission of National Assets (Comisión de Avaluos de Bienes Nacionales) which is an entity of the Mexican government. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any works performed on the property after such delivery.

      The duration of the Property Concession is 40 years or for the length of the Orbital Concessions. The Property Concession duration may be extended at the discretion of the SCT. The Property Concession may not be granted as collateral and may only be assigned with the prior written consent of the SCT.

Concession Termination

      The Orbital Concessions will terminate if (i) the term of any such Orbital Concession expires, (ii) we resign our rights under any such Orbital Concession, (iii) the Mexican government through the SCT, expropriates any of the Orbital Concessions or (iv) we are liquidated or become insolvent (“quiebra”). Our assets and rights under the Orbital Concessions may also be temporarily seized by the SCT, as described below.

      The Communications Law provides that the SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including: (i) unjustified interruption of the services that may be provided under the Orbital Concessions; (ii) our undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires; (iii) failure by us to satisfy the terms or conditions set forth in the Orbital Concessions; (iv) unjustified failure by us to interconnect other concessionaires or licensees that have the right to provide telecommunications services; (v) change of our nationality and (vi) assignment or transfer of rights granted under the Orbital Concessions in contravention of the terms of the Communications Law. In the cases of items (iv), (v) and (vi) above, the SCT may immediately revoke any of the Orbital Concessions. In the cases of items (i), (ii) and (iii) above, the SCT may only revoke any of the Orbital Concessions if it has imposed sanctions on us for the relevant breach on at least three separate occasions. In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us.

      The SCT also has the right to terminate any of the Orbital Concessions pursuant to an expropriation (rescate). As of the date of any such expropriation, assets used in connection with the exploitation of the Orbital Concessions would be subject to the ownership and management of the Mexican government.

      The SCT may also temporarily seize the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects an expropriation or a temporary seizure, except in the case of a temporary seizure due to war. In respect of an expropriation (rescate), the basis for any compensation to a concessionaire is specified by decree of the Mexican government and is subject to judicial review in the event of dispute. With respect to a temporary seizure, the Communications Law provides that the Mexican government will indemnify the affected concessionaire in an amount equal to damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses shall be determined by appraisers mutually appointed by the parties and damages shall be determined on the basis of the average net income generated by the concessionaire in the year prior to the temporary seizure.

      The Property Concession will terminate if: (i) the Property Concession term expires; (ii) we resign our rights to the Property Concession; (iii) the Orbital Concessions are terminated; (iv) the purpose for which the Property Concession is granted no longer exists; (v) the Mexican government expropriates the Property Concession for reasons of public interest or (vi) the Property Concession is revoked. The Mexican government may revoke the Property Concession for various reasons, including without limitation, the following: (i) failure to use the Property Concession for the purpose for which it was granted; (ii) failure to comply with the terms of the Property Concession; (iii) activities, without prior permission of the SCT, which interfere with satellite operations; and (iv) under terms and conditions generally applicable to property concessions of this type under applicable Mexican law.

      At the end of the concession term, the orbital positions and control center land and buildings will revert to the state. Under the Telecommunications Law, upon termination of the Orbital Concessions the Mexican government has a preemptive right to acquire our facilities, equipment and other assets used by us to provide services under our concessions. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the SCT and ourselves. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and us. If we do not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive.

Treaties and International Accords

Reciprocity Agreement Between the United States and Mexico

      In April 1996, Mexico and the United States (the “Parties”) signed an agreement (the “Reciprocity Agreement”) concerning the transmission and reception of signals from satellites for the provision of satellite services to users in Mexico and the United States. The main aspects of this agreement are (i) Mexican satellites are permitted to provide satellite service to, from and within the United States (in conformance with applicable U.S. law), (ii) U.S. satellites are permitted to provide satellite service to, from and within Mexico (in conformance with applicable Mexican law), (iii) the conditions for the transmission and reception of satellite signals will be as agreed to in protocols to the agreement, (iv) the entities operating commercial satellites and earth stations may be structured with either public or private participation (in conformity with both Mexican and U.S. law), (v) neither Mexico nor the United States shall require a satellite licensed by the other government to obtain an additional license for the operation of the satellite in order to provide the satellite services described in the protocols to the Reciprocity Agreement, (vi) licenses for earth stations and satellite services must comply with national laws and regulations, (vii) applicable foreign ownership restrictions on satellite service providers and earth station licenses continue to apply and (viii) both Mexico and the United States retain the right to take actions that either government considers necessary for the protection of our essential security interests.

      The Reciprocity Agreement may be amended by agreement of the Parties. Additional protocols or protocol amendments may be concluded by written agreement of the Parties. The Reciprocity Agreement may be terminated by mutual agreement of the Parties, or by either Party by written notice of termination to the other Party through diplomatic channels. Such notice of termination will enter into effect six months after receipt of the notice.

Direct-to-Home Protocol

      In November 1996, Mexico and the United States signed a protocol (the “DTH Protocol”) to the Reciprocity Agreement concerning the transmission and reception of signals from satellites for the provision of direct-to-home satellite services. Direct-to-home satellite services are defined to include direct-to-home fixed satellite service and broadcasting satellite service, which include one-way, encrypted video or video/ audio radiocommunication signals transmitted by satellite for direct reception by subscribers who pay a periodic fee, distribution of video/ audio to cable television head-ends and multipoint distribution service (“MDS”) or wireless cable facilities. The DTH Protocol addressed only a limited number of radiocommunication frequencies. The United States and Mexico have each agreed to permit satellites licensed by the other government to provide direct-to-home fixed satellite services and broadcasting satellite services to, from, and within the other country’s territory. Entities seeking to transmit or receive direct-to-home fixed satellite services or broadcasting satellite services signals via a satellite licensed by the other administration (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction’s other applicable laws (e.g., the earth station licensing process). Both Mexico and the United States reserve the right to refuse to accept signals originating from third countries. In addition, both countries agree to permit direct-to-home fixed satellite service and broadcasting satellite service signals to be delivered directly to subscribers without requiring that they be retransmitted over an intermediary satellite system. Mexico and the United States agree not to impose significant restrictions on the amount or origin of advertising and program content. The DTH Protocol does not apply to the transmission of any audio-only direct-to-home fixed satellite service and broadcasting satellite service signals that do not contain solely music. Service to cable television head-ends is permitted under the DTH Protocol as of November 8, 1997.

      The DTH Protocol may be amended by written agreement of the Parties. The DTH Protocol may be terminated by agreement of the Parties, or by either Party by written notice of termination to the other Party. Such notice of termination shall enter into effect six months after receipt of the notice. The DTH Protocol will remain in force until it is terminated in such manner or replaced by a new protocol. Upon termination of the DTH Protocol, a Party may, at its discretion, terminate any license that has been issued pursuant to the DTH Protocol. In addition to the general provisions for termination, the DTH Protocol may be terminated upon sixty days’ written notice if a Party determines that the other Party has failed to conform to the principles of the DTH Protocol.

Fixed Satellite Services Protocol

      In October 1997, Mexico and the United States signed another protocol (the “FSS Protocol”) to the Reciprocity Agreement, with respect to the transmission and reception of signals from satellites for the provision of international and domestic fixed satellite services. The definition of fixed satellite services includes, but is not limited to, signals carrying video or video/ audio distributed to cable television head-end and multipoint distribution service (restricted microwave television service) facilities and excludes the direct-to-home fixed satellite services and broadcasting satellite services governed by the DTH Protocol. Like the DTH Protocol, the FSS Protocol addresses only a limited number of radiocommunication frequencies. Subject to the terms of the FSS Protocol, the United States and Mexico have agreed to permit satellites licensed by the other to provide domestic and international fixed satellite services to, from, and within the other country’s territory. Satellites licensed by either Mexico or the United States may be authorized to provide international service beginning October 16, 1997. Satellites licensed by the United States were authorized to provide domestic fixed satellite services in Mexico beginning in January 1999. Satellites licensed by Mexico were authorized to provide domestic fixed satellite services in the United States beginning on January 1, 1998. The FSS Protocol also states that a satellite licensed by either Mexico or the United States to provide direct-to-home fixed satellite services or broadcasting satellite services shall be permitted to provide video or video-audio distribution to cable television head-end and multipoint distribution service (restricted microwave television services) facilities beginning November 8, 1997. Entities seeking to transmit or receive fixed satellite service signals via a satellite licensed by the other Party (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction’s other applicable laws (e.g., the earth station licensing process). Unlike the DTH Protocol, the FSS Protocol permits communications to or from third countries. However, similar to the DTH Protocol, under the FSS Protocol, both countries agree to permit fixed satellite service signals to be delivered directly to fixed-earth stations without requiring that they be retransmitted over an intermediary satellite system.

      The FSS Protocol may be amended by written agreement of the Parties. The FSS Protocol may be terminated by agreement of the Parties, or by either Party by written notice of termination to the other Party. Such notice of termination shall enter into effect six months after receipt of the notice. Upon termination of the FSS Protocol, a Party may, at its discretion, terminate any license that has been issued pursuant to the FSS Protocol. The FSS Protocol will remain in force until it is terminated in such manner or replaced by a new protocol.

Reciprocity Agreement Between Canada and Mexico

      In April 1999, Mexico and Canada signed an agreement similar to the agreement between Mexico and the United States. In January, 2001, the FSS Protocol between Canada and Mexico was signed.

Argentine Agreement

      In November of 1997, the governments of Mexico and the Argentine Republic entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain direct-to-home fixed satellite services, broadcasting satellite services and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the International Telecommunication Union (the “ITU”) as a base, sets forth the terms and conditions for the technical coordination of each party’s satellite systems. The parties further agreed to cooperate in assuring compliance with each party’s applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. An agreement was entered into in June 2000, and the mutual exchange of diplomatic notes has taken place. The direct-to-home fixed satellite services agreement between Mexico and the Argentine Republic was signed on July, 2002.

ANDESAT Agreement

      On October 24, 1997, Mexico and Member Countries of the Andean Community of Nations (the “Andean Community”) entered into a five-year agreement regarding coordination between the Mexican satellite system and the Simón Bolívar Andean satellite system, which was amended on March 1, 1999 (the “ANDESAT Agreement”).

      Under the ANDESAT Agreement, we agreed to provide the Andean Community satellite capacity until January 2003 at certain preferred rates. The Andean Community had the right to use, at no charge, one and one quarter transponders. Under the ANDESAT Agreement, we agreed to pay to the Andesat Community an annual fee of $850,000, in four quarterly payments, correspondent to the downlink signals in the Andean region. On October 17, 2001, we reduced the capacity provision not charged to one transponder and agreed to pay $212,500 as a settlement payment for the ANDESAT Agreement obligations.

      In January 2003, the ANDESAT Agreement expired and we now operate directly in Bolivia, Ecuador and Peru. We are in the process of negotiating direct operating rights in Colombia and Venezuela.

The General Agreement on Trade in Services

      Under the auspices of the World Trade Organization (the “WTO”), the Negotiating Group for Basic Telecommunications concluded negotiations that resulted in receipt of commitments from 69 governments. The commitments cover basic telecommunications services including telephony, packet and circuit data transmission, fax, private leased, circuit, cellular telephony, individual localization telex and telegraph services. These services can be offered through a variety of available medium, such as cable, wireless, radio or satellite. The agreement itself imposes an obligation to afford most-favored-nation treatment to all other members unless an exemption is filed. Mexico did not file an exemption.

      Mexico has adopted the regulatory reference paper which established parameters relating to competition, interconnection, universal service, public availability, criteria for awarding licenses, autonomy of the regulatory entity and assignment and exploitation of available resources. Mexico has established the following service parameters: (i) telex and telegraph services are not included; (ii) cross-border traffic must be routed through a company licensed by the SCT; (iii) license fees are imposed; (iv) licenses will only be awarded to Mexican companies, in which foreign participation is limited to 49%, except in cellular, where foreign participation may be higher; (v) services other than international long-distance that require the use of satellites must employ Satmex until 2002; and (vi) there is no limit to foreign investment in companies that offer services to third parties.

Government and Supra-Governmental Regulation

FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses

      The U.S. satellite and telecommunications industries are highly regulated. In addition to the international accords and protocols discussed above, the Federal Communications Commission (the “FCC”) regulates satellite providers operating in the U.S. as well as the provision of satellite services, generally. The FCC currently regulates access to the U.S. market by non-U.S. licensed satellite systems.

      In the Second Domestic International Satellite Consolidation rulemaking (“DISCO II”), the FCC adopted a framework under which it will consider requests for the use of non-U.S. licensed satellites to provide services in the U.S. The FCC will examine all requests to determine whether grant of authority is consistent with the public interest, convenience and necessity. In doing so, the FCC will consider factors such as the effect on competition in the U.S. market, spectrum availability, eligibility requirements (such as foreign ownership, legal, technical and financial qualifications), operating requirements and national security, law enforcement, foreign policy and trade concerns, as appropriate. Depending on the nature of the services offered in the United States, these foreign-licensed satellites may be subject to a variety of regulatory requirements. Petitions to reconsider certain aspects of the DISCO II order have been filed with the FCC.

      In determining the effect on competition, the order in DISCO II establishes a presumption that competition will be promoted, and, therefore, that no effective competitive opportunities (“ECO”) test is required, in evaluating whether to permit satellites licensed by WTO member countries to provide services covered by the U.S. schedule of commitments under the World Trade Organization Agreement on Basic Telecommunications (the “WTO Basic Telecom Agreement”). Except that if Comsat Corporation seeks to provide domestic services, it will be required to make an appropriate waiver of immunity from suit and demonstrate that the service will enhance competition in the U.S. market. For requests to serve the U.S. market by satellite operators from non-WTO member countries, the FCC will examine the effective competitive opportunities in the foreign markets for U.S. satellite operators to determine if the non-U.S. satellite satisfies the competition component of the public interest analysis.

      The FCC will also apply the ECO tests to requests to serve the U.S. market with services not covered by the WTO Agreement such as direct-to-home fixed satellite services, direct broadcast satellite services, and digital audio radio services. The U.S. schedule of commitments under the WTO Basic Telecom Agreement excludes direct-to-home fixed satellite services, direct broadcast satellite service and digital audio radio service, and the U.S. has taken a most-favored-nation and national treatment exception for these services. Thus, for those services the FCC will continue to apply the ECO test to entities including WTO member countries seeking to provide these services. The FCC, however, has created an exception to this general rule where the U.S. has entered into bilateral agreements with the other country regarding specific services, as the U.S. has done with Mexico. The FCC will review earth station applications to access a satellite licensed in a country with which the U.S. has a bilateral agreement based on a presumption that entry will promote competition. The application will be subject to other public interest requirements and must comply with FCC technical and service rules.

      Once operational, a non-U.S. licensed satellite system serving the U.S. will be subject to the same ongoing requirements that apply to U.S.-licensed satellites. For instance, the FCC rules prohibit an international satellite provider from entering into exclusionary arrangements with other countries for satellite capacity for a particular service. The DISCO II process provides that in order for non-U.S. satellite operators to bring before the FCC their requests to serve the U.S. they may (i) participate in a U.S. space station processing round, or (ii) have a U.S. earth station operator apply for authority to communicate with the non-U.S. satellite or (iii) apply to be listed on the “Permitted Space Station List” of non-U.S. licensed satellites that any U.S.-authorized earth station with an “ALSAT” designation may communicate with, subject to any condition the FCC may impose. The FCC does not require space stations licensed by another country or administration to obtain separate and duplicative U.S. space station licenses, but the FCC does require compliance with the same technical requirements it imposes on U.S. satellites.

      The FCC also places certain restrictions on the ownership by non-U.S. citizens and corporations of FCC licenses. The Communications Act of 1934, as amended (the “Communications Act”), provides that certain radio licenses, including earth station licenses, cannot be granted to or held by any foreign government or the representative thereof. In addition, under Section 310(b) of the Communications Act, a non-U.S. citizen or a corporation organized under the laws of any foreign government may not hold or vote more than 20% of the equity of a common carrier, broadcast or aeronautical licensee directly. However, under Section 310(b)(4), the FCC does permit non-U.S. citizens or foreign corporations to own or vote 25% of the equity of a U.S. corporation which, in turn, owns all or part of the equity of a common carrier, broadcast or aeronautical licensee (i.e., a holding company) unless such ownership would be contrary to the public interest. The FCC has the discretion to permit such persons and corporations to exceed the 25% benchmark applicable to such indirect ownership interests.

      The FCC had applied an ECO test as part of its public interest analysis for allowing non-U.S. citizens or foreign corporations to exceed the 25% benchmark under Section 310(b)(4) for indirect interest in common carrier, broadcast and aeronautical radio licensees. Recently the FCC eliminated the ECO test for common carrier, broadcast and aeronautical licensees or applications with indirect foreign ownership from WTO member countries. Instead, the FCC adopted a rebuttable presumption that applications by investors from WTO member countries to exceed the 25% foreign ownership benchmark under Section 310(b)(4) will promote competition. The FCC will, however, consider other public interest factors such as national security, law enforcement, foreign policy and trade concerns, if raised by the Executive Branch of the U.S. government. Licensees must seek FCC approval before they accept indirect foreign ownership that would put them over the 25% benchmark. The FCC may deny applications that pose a very high risk to competition that cannot be addressed by conditions that it may impose on the license. Petitions to reconsider certain aspects of the FCC order adopting the regime described above have been filed with the FCC.

      On December 14, 1999, we requested that the FCC include our satellites in the United States Permitted Space Station List. This request was approved by the FCC on October 30, 2000, and our satellites, Solidaridad 2 and Satmex 5, are now on the list. We are currently in the process of requesting the necessary license for the Satmex 6 satellite, which we expect to be completed by the end of this year.

Role of the International Telecommunication Union

      Registration of orbital slots and international frequency coordination is accomplished under the aegis of the ITU, an international body in which most of the nations of the world are represented as member states. Representation at the ITU for coordination purposes is limited to national governmental agencies; private companies are not entitled to participate in their own right in coordination activities.

      All ITU filings are made through ITU member states. Therefore, companies must work within the constraints set by the administration representing their interests and factors such as national interests and foreign relations concerns often affect positions that an administration is willing to take on behalf of commercial entities.

      Nations are required by treaty to give notice of their proposed use of satellite orbital slots and frequencies with the Radiocommunication Bureau (“Bureau”) of the ITU. After notification by the Bureau of the orbital slot request, other nations are afforded the opportunity to apprise the Bureau of any conflicts with their present or planned satellite systems. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The ITU, however, has no power to resolve disputes formally.

      The process is ultimately subject to enforcement by national regulatory authorities acting pursuant to international treaty obligations. The ITU has limited power to enforce or police its rules; it relies on the goodwill and cooperation of the individual members.

      ITU rules grant coordination priority with respect to most frequency assignments at most orbital locations on a “first to file, first in right” basis, even though a filing entails no enforceable commitment to manufacture or launch a satellite within any particular period of time. When coordination consultations have been successfully completed, the Bureau is notified of that fact by the sponsoring administration. Subsequently, the satellite registrations are listed in the Bureau’s Master International Frequency Register (“MIFR”), which contains, for instance, the assigned frequency, the date of its registration, and technical details. Once this information is registered, the assignment is entitled to international recognition and protection against harmful interference for the life of the satellite while it is in operation.

      The SCT and other Mexican governmental agencies are responsible for filing and coordinating requests by Mexican companies to coordinate orbital slots and frequency assignments with the Bureau and for resolving interference concerns. Use of the orbital slots remains subject to the continuing oversight of the SCT and to a variety of regulations generally applicable to all satellite and radio licensees, including the international radio regulations.

Status of Our Satellites

      The Mexican government notified the ITU on October 4, 1994 that coordination for Solidaridad 1 had been completed and notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed.

      The Satmex 5 request for coordination was published by the ITU on June 24, 1997. We have favorably concluded coordination discussions with the government of Canada regarding Satmex 5 and are able to provide service in Canada.

      Satmex 6 advance publication was published by the ITU on April 15, 2001 and the coordination request was filed on July 2001. In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement would need to be negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degrees W.L. to 118.7 degrees W.L. orbital arc. We have held discussions with Canada regarding coordination of Satmex 6. The negotiation of a new coordination agreement is in progress, with the active participation of the governments of Mexico and Canada and the affected satellite operators. We expect the new coordination agreement to be reached before the launch of Satmex 6, and the scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors And Senior Management

Name	Position	Age	Period of Service

Sergio Autrey Maza(1)	Chairman of the Board and Director	51	Since November 1997
Bernard L. Schwartz(1)	Director	77	Since November 1997
Carlos Autrey Maza	Director	57	Since October 1999
Eric J. Zahler(1)	Director	52	Since November 1997
Lauro Gonzalez Moreno(1)	Chief Executive Officer and Director	41	Since November 1997
Cynthia Pelini	Executive Vice President and Chief Financial Officer	48	Since April 1998
Juan Manuel Pinedo	Executive Vice President and Chief Marketing Officer	38	Since April 1998

(1)	Member of the Executive Committee.

      Our Board of Directors is chaired by Mr. Sergio Autrey Maza and pursuant to an agreement between Loral and Principia currently consists of three Principia directors and two Loral directors. Sergio Autrey Maza and Carlos Autrey Maza are brothers.

      The Executive Committee is authorized to take action on all matters that may be authorized by the Board of Directors.

      Mr. González is the Chief Executive Officer and was named jointly by Principia and Loral. The Chief Executive Officer reports to the Executive Committee and the Board of Directors. His duties include day to day management of the company, strategic planning and relationship development. The Chief Executive Officer can be removed at the request of either Principia or Loral.

      Loral has the right to appoint a Chief Operating Officer of the company who would be responsible for our day to day management and operations, subject to approval from Principia, which approval cannot be unreasonably withheld.

      All other executive officers have been and will be appointed by the mutual consent of Loral and Principia.

      Sergio Autrey has been the Chairman of the Board and a director of Satmex since November 1997 and is the Chairman of the Board of Principia and Globalstar de México, a satellite telephony service provider owned by Principia and Loral. He is also a member of the board of Parábola, and Grupo Editorial Notmusa, Mexican publishing companies; and Beta San Miguel, a sugar production company.

      Mr. Schwartz has been a director of Satmex since November 1997. Mr. Schwartz is Chairman of the Board and Chief Executive Officer of Loral.

      Carlos Autrey has been a director of Satmex since October 1999 and is a member of the board of Globalstar de México and Principia.

      Mr. Zahler has been a director of Satmex since November 1997. Mr. Zahler is the President and Chief Operating Officer of Loral.

      Lauro González has been a director and the Chief Executive Officer of Satmex since November 1997. Mr. González is also the Chief Executive Officer of Globalstar de México, Principia and Enlaces Integra. Mr. González was an engagement manager at McKinsey & Company in Mexico and Brazil.

      Cynthia Pelini has been the Chief Financial Officer of Satmex since April 1998 and Executive Vice President of Finance and Administration since December 2000. Prior to that, she was Vice President of Investor Relations at Grupo Iusacell, a Mexican cellular communications company, from 1996 to 1998. Ms. Pelini was Director of Banking Relations for Grupo Televisa from 1995 to 1996, Director of Financial Planning, Capital Markets and Investor Relations for Grupo Dina, a Mexican transportation manufacturer, from 1992 to 1995, and Corporate Treasurer of Corporación Industrial SanLuis from 1989 to 1992. From 1976 through 1989, she worked in international banking assignments for both The Chase Manhattan Bank and Bankers Trust Company.

      Juan Manuel Pinedo has been the Executive Vice President and Chief Marketing Officer of Satmex since December 2000. Mr. Pinedo joined Satmex in April 1998 and was the Executive Director of Business Development until January 1999, when he was named Executive Director of Sales and Marketing. From 1992 to 1998, Mr. Pinedo was a senior consultant and engagement manager for McKinsey & Company. From 1987 to 1992, Mr. Pinedo was an engagement manager for Andersen Consulting.

Compensation

      For the year ended December 31, 2002, the aggregate compensation, including bonuses, of management paid or accrued in that year for services in all capacities was approximately $5.9 million. During 2002, we did not make payments to members of the Board for attendance at Board of committee meetings and we did not provide any pension, retirement or similar benefits for directors or executive officers.

      Currently, management has earned, under existing long-term compensation plans, $2.9 million to be paid over the next three years. One condition for payment of this deferred compensation is continued employment.

      All employees are eligible for bonuses based on performance. The bonus plan provides for us to pay bonuses based on achievement of financial targets established for the year. During the year ended December 31, 2002, we paid a total of $2.4 million for bonuses earned in 2001, of which $1.65 were paid to management. Except for sales commissions, no performance bonuses were earned in 2002.

Employees

      As of December 31, 2002, we had approximately 226 employees, of which 57 are members of the Television and Radio labor union. The collective agreement provides for, among other things: union exclusivity, a maximum workweek of 40 hours, overtime pay at twice the normal rate, company maintained life insurance, severance payment after retirement of 12 days’ pay for each year worked, a statutory annual bonus equivalent to 20 days’ pay, mandatory training and a review of the collective contract every two years. We believe our relationship with our union employees is satisfactory.

      In February 2003, after a hiring freeze in effect since June 2002, we eliminated approximately 40 positions, of which 9 were union positions. We paid severance compensation of approximately $710,000 related to these eliminations. As of March 31, 2003, we had approximately 187 employees.

Share Ownership

      As of March 31, 2003, the share ownership of Satmex is as follows:

	Shares	Percentage

Servicios Corporativos	7,500,000	70.71
Mexican government	2,500,000	23.57
Loral	473,449	4.46
Principia	133,281	1.26

	10,606,730	100.00%

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      Prior to October 15, 1997, we were not operated as a stand-alone satellite capacity provider, but were operated by the Mexican government as part of the operations of Telecomunicaciones de Mexico, an agency of the Mexican government. In 1997, Loral and Principia formed a joint venture, Firmamento, to effect the acquisition of Satmex from the Mexican government. Firmamento is owned 65% by Loral and 35% by Principia. Principia, however, holds 51% of Firmamento’s voting interests, while Loral holds the other 49%. On November 17, 1997, an indirect subsidiary of Firmamento entered into a Stock Purchase Agreement with the Mexican government to acquire 75% of our outstanding capital stock from the Mexican government for a purchase price of approximately $646.8 million. On November 17, 1997, the acquisition subsidiary paid $194.0 million of the purchase price and on December 29, 1997 paid the balance, plus interest. On December 29, 1997, the acquisition subsidiary was merged into Satmex.

      In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios, a wholly owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million under the Menoscabo. The Menoscabo accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Menoscabo is currently secured by Loral’s and Principia’s interests in Firmamento. If Servicios were to default in the payment of the Menoscabo, the Mexican government will have the right to foreclose upon the Firmamento interests. This would result in the Mexican government regaining control of us. We are currently negotiating with the Mexican government to extend the maturity of the Menoscabo. The restructuring of the Menoscabo is a condition to the consummation of the Satmex 6 financings and the exchange offer.

      As of December 31, 2002, Servicios held 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

      The Mexican government holds its 23.57% interest in Satmex through Class N shares. The Class N shares have limited voting rights and may vote only with respect to the following matters: extension of our term, merger, conversion or anticipated dissolution, amendment to our corporate purpose, change to our nationality or cancellation of our registration in the Securities Section of the National Registry of Securities or in any Mexican or foreign stock exchange.

Loral Space & Communications Ltd.

      On July 15, 2003, Loral announced that it had reached a definitive agreement to sell its six North American telecommunications satellites to Intelsat, Ltd. for up to $1.1 billion in cash, subject to certain price adjustments related to Loral’s ability to achieve specified operating parameters prior to the close. In conjunction with and as a precondition to this sale, Loral and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

      Loral announced that it intends to reorganize around its remaining fleet of five satellites and its satellite manufacturing operations, allowing the company to go forward as a viable enterprise with opportunities for future growth. The Chapter 11 filing, made in the U.S. Bankruptcy Court for the Southern District of New York, will enable Loral to sell the six North American satellites free and clear of any encumbrances. The agreement with Intelsat provides for the sale of Telstars 4, 5, 6 and 7, which are currently in orbit, as well as Telstars 13 and 8, which are scheduled to be launched later this year and in the first half of next year, respectively.

      Through its Loral Skynet subsidiary, Loral announced that it will continue to operate an integrated fixed satellite and network services business using its fleet of five telecommunications satellites and its established VSAT/fiber global network infrastructure. The Loral fleet will consist of the Telstar 10, 11 and 12 satellites currently in orbit and Telstar 18 and Telstar 14/ Estrela do Sul, which are scheduled to be launched within the next nine months. This fleet serves markets in South America, Europe and Asia.

      Loral also announced that it will continue to own and operate Space Systems/ Loral (SS/L).

      Loral is organized into two operating businesses:

Fixed Satellite Services

      Through its wholly owned subsidiaries, Loral Skynet, Loral Orion, Loral Skynet do Brasil Ltda., its 49%-owned affiliate Satmex and its 56%-owned affiliate XTAR L.L.C., Loral has become one of the world’s leading providers of satellite services using geostationary communications satellites. Loral leases transponder capacity on its satellites to its customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television and provides telemetry, tracking and control services and network services to customers. The Loral Global Alliance currently has nine operating high-powered geostationary satellites in orbit: the seven satellite Telstar fleet and two Satmex satellites, with footprints covering almost all of the world’s population.

      Loral Global Alliance: Loral offers its customers an integrated portfolio of satellite capacity that provides “one stop shopping” for local, regional and global GEO satellite services. The Alliance, which consists of Loral Skynet, Skynet do Brasil and Satmex, currently has a total of 163 C-band and 254 Ku-band 36 MHz transponder-equivalents available for lease (references to transponders are in 36 MHz equivalents, unless otherwise noted) and a collective footprint covering almost all of the world’s population, excluding 28 36MHz transponders not available due to previous sales or other events.

      Loral Skynet: Its core business is providing satellite capacity to support distribution of U.S. television network programming. The ABC, CBS and Fox television networks are its major customers. All ABC, CBS and Fox stations and network affiliates have their antennae pointed at Loral Skynet’s satellites, creating a configuration known as a “neighborhood” that is attractive to other users requiring similar distribution channels. Loral Skynet currently has four high power GEO satellites in operation.

      Loral Orion: On March 20, 1998, Loral acquired Orion Network Systems, Inc., a rapidly growing provider of satellite-based communications services, which recently changed its name to Loral Orion, Inc. Loral completed its integration plan for Loral Orion and transferred management of Loral Orion’s satellite capacity leasing and satellite operations to Loral Skynet, effective January 1, 1999. Loral Orion’s leasing business currently provides satellite capacity for video distribution, satellite news gathering and other satellite services primarily to broadcasters, news organizations, telecommunications service providers and Internet Service Providers, or ISPs. Loral Orion’s customers include HBO, Disney, Cable & Wireless and United Pan Europe Communications.

      In order to meet customers’ evolving needs and to increase the usage of Loral’s satellites, Loral provides end-to-end network solutions and value-added services through its product offerings, Skynet Network Services and Skynet Professional Services.

Satellite Manufacturing and Technology

      Loral designs and manufactures satellites and space systems and develops satellite technology for a broad variety of customers and applications through SS/L. SS/L is a worldwide leader in the design, manufacture and integration of satellites and space systems. SS/L draws on its 40-year history, during which satellites manufactured by SS/L have achieved more than 900 years of cumulative on-orbit experience. SS/L also provides Loral with visibility into emerging and new satellite-based technologies and applications. SS/L manufactures satellites that provide telecommunications, weather forecasting and broadcast services. SS/L is the leading supplier of satellites to Intelsat, currently one of the world’s largest operators of commercial communications satellites.

Principia, S.A. de C.V.

      Principia is a Mexican telecommunications company which comprises the business interests of some members of the Autrey family and Lauro González. The Autrey family has to date acquired interests in a number of companies privatized by the Mexican Government.

Enlaces Integra, S. de R.L. de C.V.

      In 2000, Principia and Loral founded Enlaces Integra S. de R.L. de C.V., a telecommunications service integrator that provides tailor made solutions of high speed data communications to private and public networks, value-added service providers and audio/ video service providers. In January 2000, Enlaces Integra was granted a concession to install, operate and exploit a public telecommunications network. Enlaces Integra’s value-added license allows it to develop Broadband Internet access and a wide range of multimedia services. On August 10, 2001, Enlaces Integra was granted a concession to provide fixed satellite services in Mexico through satellite operators other than Satmex.

Related Party Transactions

      Pursuant to a management services agreement among Satmex, Loral and Principia, we have agreed to pay a quarterly management fee based on our quarterly gross revenue, as defined, as follows: with respect to revenue of less than $25 million, no management fee will be payable; with respect to revenue in excess of $25 million but less than $32 million, 10% of all revenue in excess of $25 million; and with respect to revenue equal to or in excess of $32 million, 15% of all revenue in excess of $32 million; provided that the management fee will in no event exceed 3.75% of our cumulative gross revenue. The management fee represents compensation paid to Loral and Principia for management services rendered to us. For the year ended December 31, 2002, no management fee was payable. For the years ended December 31, 2001 and 2000, the management fee was $2.3 million and $3.2 million, respectively. Loral and Principia have waived the management fee for the two years subsequent to the closings of the Satmex 6 financings, provided such financings close by October 31, 2003.

      Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined. For the year ended December 31, 1999, Loral and Satmex reduced the license fee to 1.2%. In 2002, 2001 and 2000, we recorded a license fee expense of $1.2 million, $1.8 million and $1.9 million, respectively. Loral has waived the license fee for the two years subsequent to the closings of the Satmex 6 financings, provided such financings close by October 31, 2003.

      In connection with the privatization, we are required to provide 181 MHz C-band and 181 MHz Ku-band capacity to the Mexican government for national security and certain public purposes at no charge. After the Solidaridad 1 failure the capacity provided to the government is 130 MHz C-band and 105 MHz Ku-band. We also operate one L-band transponder on the Solidaridad 2 satellite which is owned by the Mexican government. Under the property concession granted by the Mexican government to us, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located.

      On March 30, 1999, we issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in our common stock. The preferred stock can be exchanged at our option into our common stock, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005.

      In 1999, Loral Skynet entered into an end-of-life lease with us for three Ku-band transponders on Satmex 5. For the year ended December 31, 1999, we accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders. Loral Skynet pays us $5,000 per transponder per quarter for tracking, telemetry and command services for the life of this agreement. Loral and Principia have agreed to exclude these transactions from the calculation of the management fee and the license fee.

      In 1999, Firmamento formed three wholly owned subsidiaries: Satmex Corporativo, S. de R.L. de C.V., Satmex Administración, S. de R.L. de C.V. and Satmex Servicios Técnicos, S. de R.L. de C.V. In June 1999, we transferred our management personnel to Satmex Corporativo and our administrative personnel to Satmex Administración. In November 1999, we transferred our union personnel to Satmex Servicios Técnicos. None of these three corporations have any material assets. We pay these companies their costs plus a fee of approximately 4% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2002, 2001 and 2000 this fee was $524,000, $794,000 and $923,000, respectively.

      Service revenue from related parties, primarily the Mexican government, amounted to $10.2 million, $14.7 million and $13.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. We lease transponder capacity to Loral affiliates. Service revenue in 2002 and 2001 was $2.6 million and $4.7 million, respectively.

      Loral Skynet billed us $4.2 million and $7.3 million for providing capacity on Loral Skynet satellites in 2002 and 2001, respectively. Loral Skynet billed us $547,000 and $574,000 for sales commissions in 2002 and 2001, respectively.

      We have contracted with Space Systems/ Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, the replacement satellite for Solidaridad 1. As a result of schedule delays, we and Space Systems/ Loral have agreed that Satmex 6 will be delivered in 2003. Under the original contract, we earned certain liquidated damages as a result of the delay. An amendment to the contract, which, among other things, transferred title to the satellite to us, waived the liquidated damages in exchange for a like amount of other benefits that include additional work required on the satellite, reduced future orbital incentive payments due to Space Systems/ Loral and provided for certain other financial benefits to us was subsequently executed.

      Enlaces Integra, a company owned by Principia and Loral, leases transponder capacity from us. In 2002 and 2001, service revenue from this lease was $421,000 and $350,000, respectively. Also, we agreed to loan Enlaces Integra up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces Integra matures January 4, 2006 and accrues interest at a rate equal to our weighted average interest cost plus 1%. The maximum available borrowing is $5 million, including accrued interest. Further, Enlaces Integra uses services provided from affiliated companies to perform its activities. In June 2002, we purchased approximately $718,000 of equipment from Enlaces Integra and in July 2002, we purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces Integra. Enlaces Integra used the proceeds from the sale to repay its outstanding loan from us. We leased equipment back to Enlaces Integra for rental payments of $230,000 during 2002. At March 31, 2003, there were no borrowings outstanding under the loan agreement.

LEGAL PROCEEDINGS

      We are not aware of any pending material litigation against us. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

      The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. At that time, PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. While we continue to be the leading provider of domestic fixed satellite services in Mexico, our Mexican market share has been reduced by these new competitors. We have sought judicial protection in six separate actions in the Mexican courts alleging that due process was not followed by the Mexican government in its issuance of these additional licenses. We were successful in three of these actions, but the judgments are currently being reviewed because of inconsistencies.

DESCRIPTION OF THE NEW NOTES

      The new notes will be issued pursuant to an indenture (the “new notes indenture”), dated as of the settlement date between us and The Bank of New York, as trustee (the “new notes trustee”), registrar and paying agent. The new notes are subject to all such terms, and holders of new notes are referred to the new notes indenture and the Trust Indenture Act for a more detailed description of those terms. The following summary of certain provisions of the new notes indenture is not complete and is qualified in its entirety by reference to the new notes indenture, including the definitions therein of certain terms used below, which can be found under the heading “— Certain Definitions.”

      We urge you to read the new notes indenture as it, and not this description, defines your rights as holder of the new notes. You may request copies of the new notes indenture at our address set forth under the heading “Where You Can Find More Information.”

General

      The new notes will be our senior obligations, limited in aggregate outstanding principal amount to $                    million. The new notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

      The new notes trustee, registrar and paying agent, will be responsible for, among other things, (i) maintaining a record of the registration of ownership, exchange and transfer of the new notes and accepting new notes for exchange and transfer, (ii) ensuring that payments of the principal and interest received in respect of the new notes are duly paid to the registered holders thereof, (iii) transmitting to us any notices or other communications from holders and (iv) transmitting to the holders notice of the occurrence of any Default or Event of Default after obtaining knowledge thereof. No service charge will be made for any registration of transfer or exchange of the new notes, except for any tax or other governmental charge that may be imposed in connection with such transfer of exchange.

      Whenever in the new notes indenture or this “Description of the New Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the new notes or of principal, premium, if any, interest or of any other amount payable under or with respect to any of the new notes, such payment shall be deemed to include payment of Additional Amounts (as defined) to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. For purposes of the new notes indenture any transactions involving currencies other than the U.S. dollar will be treated as involving the Dollar Equivalent thereof.

      As of the date of this prospectus, we do not have any Subsidiaries.

Principal, Maturity and Interest

      The new notes will be our senior obligations. The new notes will be limited in outstanding aggregate principal amount to $                     million. The new notes will mature on                     .

      Interest on the new notes will be payable as follows:

      Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In addition, payment of interest and additional amounts, if any, may, at our option, be made by check mailed to the address of the person entitled thereto as it appears in the new note register.

Guarantees

      Pursuant to the new notes indenture, we will cause any Person that in the future becomes a Restricted Subsidiary, to fully and unconditionally Guarantee (collectively, the “Subsidiary Guarantees”), jointly and severally, on a senior unsecured basis to each holder the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts owing in respect of each series of new notes and under the new notes indenture. We refer to each future Restricted Subsidiary, in its capacity of guarantor of the new notes, as a “Guarantor.” See “— Ranking of the New Notes and the Subsidiary Guarantees.” We do not currently have any Restricted Subsidiaries.

      Pursuant to each Subsidiary Guarantee, if we default in payment of any amount owing in respect of any new notes, each Guarantor will be obligated to duly and punctually pay the same. Pursuant to the new notes indenture, we will cause each Guarantor to agree that its obligations under the applicable Subsidiary Guarantee will be unconditional, regardless of the validity, regularity or enforceability of the new notes or the new notes indenture, the absence of any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of any Guarantor.

      If no Default exists or would exist under the new notes indenture, concurrently with any sale or disposition (by merger or otherwise) of any Guarantor (other than a transaction subject to the provisions described under ‘— Consolidation, Merger and Sale of Assets”) by us or a Restricted Subsidiary to any Person that is not an Affiliate of us or any of our Restricted Subsidiaries which is in compliance with the terms of the new notes indenture, such Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee.

Redemption

Optional Redemption

      On and after                     ,                     , the new notes will be redeemable at our option, in whole or in part, upon not less than 30 nor more than 60 days’ irrevocable notice, at a redemption price of           % of the principal amount of the new notes, plus accrued interest and Additional Amounts, if any, to the applicable Redemption Date.

Optional Redemption Upon Equity Offering

      If we receive gross proceeds of $                    million or more from one or more Equity Offerings we may, at our option, use all or any portion of the net proceeds thereof to redeem up to a maximum of           % of the outstanding aggregate principal amount of the new notes at a redemption price equal to           % of the principal amount of the new notes to be so redeemed, plus accrued and unpaid interest to the Redemption Date, provided that an aggregate principal amount of at least           % of the original principal amount of the new notes must remain outstanding after such redemption. We must give at least 30, and not more than 60, days’ irrevocable notice of such redemption, and must do so within 30 days of the completion of the relevant Equity Offering.

Redemption for Changes in Mexican Withholding Taxes

      We may redeem the new notes, at our option, in whole or in part, upon at least 30 and not more than 60 days’ irrevocable notice, at any time at an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the relevant Redemption Date if, as a result of any change in, amendment to or expiration of the laws, regulations or governmental policy having the force of law or in the official interpretation or application thereof of Mexico (or of any political subdivision or Taxing Authority thereof or therein) or any execution of or amendment to, any treaty or treaties affecting taxation to which Mexico (or such political subdivision or Taxing Authority thereof or therein) is a party, which becomes effective after the date of the new notes indenture we are required, or would be required on the next succeeding payment date, to pay any Additional Amounts in respect of payments on the new notes to or on behalf of any holder in excess of those attributable to a withholding tax rate of 4.9%. We will not have the right to redeem the new notes pursuant to this paragraph unless we are or would be obligated to pay Additional Amounts to or on behalf of such holder that are greater than the Additional Amounts that would be payable based on a Mexican withholding tax rate of 4.9%.

Mandatory Redemption

      Except as set forth below under “— Certain Covenants — Limitation on Asset Sales” and “— Change of Control,” we are not required to make mandatory redemption or sinking fund payments with respect to the new notes. In certain cases, a change of control under the new notes indenture would also constitute a change of control under contracts governing other indebtedness that we owe and, in such event, we could be required to repay such indebtedness as well as the new notes. We cannot assure you that we will have sufficient funds available at the time of any change of control to repurchase any tendered new notes and to repay any other outstanding indebtedness required to be repaid. See “Risk Factors — Factors relating to the New Notes — We may not be able to finance a change of control offer.”

Additional Amounts

      Except to the extent required by law, any and all payments by us in respect of the new notes shall be made free and clear of and without deduction or withholding for or on account of any present or future taxes, contributions, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Mexico or by or on behalf of any political subdivision thereof or any authority therein having power to tax (“Mexican Taxes”). Under Mexican law, interest payments on indebtedness of the type evidenced by the new notes made to non-residents of Mexico are generally subject to a Mexican withholding tax of 10%. However, pursuant to certain provisions of Mexican law, payments of interest to holders of the new notes that are not residents of Mexico are subject to withholding tax at reduced rate of 4.9%, provided certain requirements are met. We expect that such requirements will be met. In addition, certain holders of the new notes, such as certain pension and retirement funds and certain residents of the United States and certain other countries, may be entitled to an exemption or reduced rate of Mexican withholding tax, as the case may be, under the provisions of applicable law or a double taxation treaty. See “Material Mexican Federal Income Tax Considerations”.

      If we were required by law to deduct or withhold an amount from or in respect of any sum payable under the new notes, we would pay such additional amounts (“Additional Amounts”) in respect of Mexican Taxes as shall result in the receipt by the holders of the new notes of the amounts that would otherwise have been receivable by them in respect of payments on such new notes in the absence of such deduction or withholding, and we would pay the full amount required to be deducted to the relevant taxing authority in accordance with applicable law and would indemnify each holder for such amount (and any interest or penalty in respect thereof) imposed as a result of failure to so pay, except that no such Additional Amounts will be payable:

a. to or on behalf of a holder or beneficial owner of a new note that is liable for Mexican Taxes in respect of such new note by reason of its having some connection with Mexico (or any political subdivision or taxing, authority thereof or therein) otherwise than by the mere holding or owning of such new note or by the receipt of income or any payments in respect thereof;

b. to or on behalf of a holder or beneficial owner of a new note in respect of Mexican Taxes that would not have been imposed but for the failure of the holder or beneficial owner of such new note to provide us, following receipt of a written request to do so, with any certification, identification, information or other documentation required by law, regulation or an applicable treaty as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Mexican Taxes; provided that at least 60 days prior to (i) the first payment date with respect to which we should apply this clause (b) and (ii) in the event of a change in such certification, identification, information, documentation, declaration or other reporting requirement, the first payment date subsequent to such change, we should have notified the Trustee, in writing, that the holders of new notes will be required to provide such certification, information or documentation, declaration or other reporting;

c. to or on behalf of a holder of a new note in respect of Mexican Taxes that would not have been imposed by for the presentation by such holder for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders of the new notes, whichever occurs later, except to the extent that the holder of such new note would have been entitled to Additional Amounts in respect of such Mexican Taxes on presenting such Note for payment on any date during such 30-day period; or

d. any combination of (a), (b), or (c) above.

      Additionally, our obligation to pay Additional Amounts shall not apply with respect to (i) any estate, inheritance, gift, sales, transfer or personal property tax or any similar taxes, duties, assessments or other governmental charges, or (ii) any taxes, duties, assessments or other governmental charges in each case that are of a nature payable otherwise than by deduction or withholding from payments on the new notes or any combination of the above.

      All references herein to principal, premium, if any, and interest in respect of new notes shall, unless the context otherwise requires, be deemed to mean and include all Additional Amounts, if any, payable in respect thereof as set forth in this section.

      Notwithstanding the foregoing, the limitations on our obligation to pay Additional Amounts set forth in clause (b) above shall not apply if the provision of the certification, identification, information, documentation, declaration or other evidence described in such clause (b) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a new notes (taking into account any relevant differences between United States and Mexican law, regulation or administrative practice) than comparable information or other applicable reporting requirements imposed or provided for under United States federal income tax law (including the United States-Mexico Tax Treaty), United States Treasury regulations (including proposed regulations) and administrative practice (for example, IRS Forms W-8 BEN and W-9). In addition, the limitations on our obligation to pay Additional Amounts set forth in clause (b) above shall not apply if Rule 3.25.15 issued by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or SHCP and published in the Official Gazette of the Federation (Diario Oficial de la Federación) on March 31, 2003, as extended or amended to date, or a substantially similar successor of such rule, is in effect, unless the provision of the certification, identification, information, documentation, declaration or other evidence described in clause (b) is expressly required by statute, regulation, general rules or administrative practice in order to apply Rule 3.25.15 (or a substantially similar successor of such rule), we cannot obtain such certification, identification, information, documentation, declaration or evidence, or satisfy any other reporting requirements, on its own through reasonable diligence and we otherwise would meet the requirements for application of Rule 3.25.15 (or such successor of such rule). In addition, clause (b) above shall not be construed to require that a non-Mexican pension or retirement fund, a non-Mexican tax-exempt organization or a non-Mexican financial institution or any other holder of a new note register with the SHCP for the purpose of establishing eligibility for an exemption from or reduction of Mexican withholding taxes.

Ranking of the New Notes and the Subsidiary Guarantees

      The Indebtedness evidenced by the new notes ranks pari passu in right of payment with all of our other senior Indebtedness and senior in right of payment to all of our Subordinated Indebtedness. The Indebtedness of each Guarantor evidenced by its Subsidiary Guarantee ranks pari passu in right of payment with all other senior and unsecured general Indebtedness of such Guarantor and senior in right of payment to all Subordinated Indebtedness of such Guarantor. There are currently no Guarantors of the Indebtedness evidenced by the new notes.

      On                     , after giving pro forma effect to the exchange offer, we had (i) $                     million of unsecured Indebtedness and (ii) $                     million of secured Indebtedness.

Certain Covenants

Limitation on Incurrence of Indebtedness

      (a) Under the terms of the new notes indenture, we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness); provided that we (but not any Restricted Subsidiary) may Incur Indebtedness (including Acquired Indebtedness) and a

Restricted Subsidiary may Incur Acquired Indebtedness if, after giving effect to the Incurrence of any such Indebtedness and the receipt and application of the proceeds therefrom, the Total Consolidated Indebtedness to Consolidated EBITDA Ratio would be less than 5 to 1.

      The foregoing limitations on the Incurrence of Indebtedness will not apply to:

(i) our Incurrence of Permitted Indebtedness;

(ii) any Restricted Subsidiary’s Incurrence of Permitted Restricted Subsidiary Indebtedness;

(iii) the Incurrence of Indebtedness by us (but not by any Restricted Subsidiary) other than Indebtedness described in the foregoing clause (i), which Indebtedness, when added to the outstanding Indebtedness previously Incurred under this clause (iii) and the outstanding Indebtedness of Restricted Subsidiaries previously Incurred under clause (iv) below, does not exceed, as of the date of determination, $20 million in aggregate outstanding principal amount; or

(iv) the Incurrence of Indebtedness by Restricted Subsidiaries, other than Indebtedness described in the foregoing clause (ii), which Indebtedness, when added to the outstanding Indebtedness we previously Incurred under clause (iii) above and the outstanding Indebtedness our Restricted Subsidiaries previously Incurred under this clause (iv), does not exceed, as of the date of determination, $20 million in aggregate outstanding principal amount.

      (b) For purposes of determining any particular amount of Indebtedness under this “Limitation on Incurrence of Indebtedness” covenant, Guarantees, Liens or obligations with respect to letters of credit, in each case to the extent supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this “Limitation on Incurrence of Indebtedness” covenant, (A) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness provided for in paragraph (a) or described in the definition of Permitted Indebtedness, we shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in paragraph (a) or in one of the clauses in the definition of Permitted Indebtedness in our sole discretion, (B) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with U.S. GAAP and (c) the amount of any Indebtedness denominated in a currency other than U.S. dollars will be the Dollar Equivalent of such currency at the date of its issuance.

Limitation on Restricted Payments

      Under the terms of the new notes indenture, we will not, and will not permit any of the Restricted Subsidiaries to, make, directly or indirectly, any Restricted Payment unless, at the time of, and after giving effect to such Restricted Payment:

(i) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii) we would have been permitted to incur at least $1.00 of additional Indebtedness under the test set forth in the proviso in paragraph (a) of the “Limitation on Incurrence of Indebtedness” covenant; and

(iii) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Issue Date shall not exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by us or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter beginning immediately following the Issue Date and ending on the last day of the last fiscal quarter preceding the Transactions Date for which reports have been filed or provided to the new notes trustee pursuant to the “Reports to holders” covenant plus (2) the aggregate Net Cash Proceeds received by us after the Issue Date from a capital contribution or the issuance and sale permitted by the new notes indenture of our Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary ours, including any issuance or sale permitted by the new notes indenture of our Indebtedness for cash or Cash Equivalents subsequent to the Issue Date upon the conversion of such Indebtedness into our Capital Stock (other than Disqualified Stock), or from the issuance to a Person who is not a Subsidiary of ours of any options, warrants or other rights to acquire our Capital Stock (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holders, or are required to be redeemed, prior to the Stated Maturity of the new notes) plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by us or any Restricted Subsidiary in such Person or Unrestricted Subsidiary. For purposes of determining the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its Fair Market Value on the date of the Restricted Payment of the property proposed to be transferred by us or such Restricted Subsidiary, as the case may be.

      The foregoing provision shall not prevent:

(i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(ii) the repurchase, redemption or other acquisition of our Capital Stock in exchange for, or out of the proceeds of, a substantially concurrent sale, other than to a Subsidiary of ours, of shares of our Capital Stock (other than Disqualified Stock); provided that any Net Cash Proceeds that are utilized for any such repurchase, redemption or other acquisition, and any Adjusted Consolidated Net Income resulting therefrom, shall be excluded from clause (iii) of the preceding paragraph;

(iii) Investments of any Person acquired by us or by any Restricted Subsidiary, which Investments were existing at the time of such acquisition;

(iv) Investments in Unrestricted Subsidiaries made with the proceeds of a substantially concurrent (A) capital contribution to us or (B) issue or sale of our Capital Stock (other than Disqualified Stock); provided that any Net Cash Proceeds that are utilized for any such Investment, and any Consolidated Net Income resulting therefrom, shall be excluded from clause (iii) of the preceding paragraph;

(v) one or more Investments by in an aggregate amount not to exceed $10 million (or its equivalent in other currencies); and

(vi) payments of the Management Fee or the Intellectual Property Fee, provided that if a Default or Event of Default shall have occurred and be continuing and until such Default or Event of Default has been cured, (A) no payments on account of the Management Fee shall be made (but such amounts may accrue) and (B) the Intellectual Property Fee shall be reduced to 1% per annum of our gross revenues for the relevant fiscal year or fiscal years, as the case may be (and the balance may accrue);

provided that, except in the case of clauses (i) and (ii) and in the proviso of clause (vi), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

      In determining the amount of Restricted Payments permissible under this covenant, amounts expended pursuant to clause (i) of the foregoing paragraph (but not amounts expended pursuant to the other clauses of the foregoing paragraph) shall be included as Restricted Payments.

      For purposes of this “Limitation on Restricted Payments” covenant, the amount of any Restricted Payment, if other than in cash or Cash Equivalents, shall be the Fair Market Value thereof, as determined in the good faith reasonable judgment of the Board of Directors. Additionally, within 30 days of each Restricted

Payment, we shall deliver an Officers’ Certificate to the new notes trustee describing in reasonable detail the nature of such Restricted Payment, the amount of such Restricted Payment and the provisions of the new notes indenture pursuant to which such Restricted Payment was made and certifying that such Restricted Payment was made in compliance with the new notes indenture.

      Under the new notes indenture we are required to maintain enforceable, written commitments (the “Shareholder Commitments”) from each of our shareholders agreeing that such shareholder will not exercise its voting rights to receive dividends (without limiting such shareholder’s right otherwise to receive dividends pursuant to and in compliance with this covenant “Limitation on Restricted Payments”), provided that a Shareholder Commitment will cease to be effective on the first to occur of (i) the date that shares of our Capital Stock are issued pursuant to an equity offering described in clause (i) of the definition of “Equity Offering,” or (ii) the date that none of the new notes remain outstanding. The new notes indenture provides that we will obtain Shareholder Commitments in connection with any future issuances of Capital Stock to the extent the Shareholder Commitment would then be effective, enforceable and legal under the terms of the foregoing proviso. Notwithstanding the foregoing, we need not obtain and/or maintain Shareholder Commitments from (i) Mexico (or any subsequent transferee of shares owned by Mexico on the Issue Date) and (ii) Persons that are not our shareholders on the Issue Date or any Affiliate of any such shareholder to the extent it does not relate to more than 10% of the outstanding shares of our Capital Stock.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

      Under the terms of the new notes indenture, so long as any of the new notes are outstanding, we will not, and will not permit any Restricted Subsidiary to, directly or indirectly create, assume or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law to us or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (ii) pay any Indebtedness or other obligation owed to us or any other Restricted Subsidiary, (iii) make loans or advances to us or any other Restricted Subsidiary or (iv) sell, lease or transfer any of its property or assets to us or any other Restricted Subsidiary.

      The foregoing provisions shall not restrict (A) in the case of clause (i), (ii), (iii) or (iv), any such encumbrance or restriction (I) existing under the new notes indenture and the new notes, the senior secured credit facilities or the senior secured notes; (II) existing under or by reason of applicable law; (III) existing on the Issue Date, (IV) existing under any instrument governing Acquired Indebtedness or Capital Stock of any Person or the property or assets of such Person acquired by us or any Restricted Subsidiary and existing at the time of such acquisition (except to the extent such Acquired Indebtedness was Incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (V) existing under any agreement or instrument that refinances any Indebtedness or replaces, renews or amends an agreement or instrument containing an encumbrance or restriction that is permitted by clauses (I), (III) and (IV) above, provided that the terms and conditions of any such restrictions taken as a whole are not less favorable to the holders than those under or pursuant to the Indebtedness being refinanced or the agreements or instruments being replaced, renewed or amended; or (VI) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or (B), in the case of clause (iv) only, any such encumbrance or restriction (I) that restricts in a customary manner the subletting, assignment or transfer of any property or asset subject to a lease or license, (II) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any of our property or assets or those of any Restricted Subsidiary not otherwise prohibited by the new notes indenture or (III) relating to the Concession Titles or the Intellectual Property Agreement and existing on the Issue Date. Nothing contained in this “Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent us or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted under the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of our property or assets or those of any of our Restricted Subsidiaries that secure our or any Restricted Subsidiary’s Indebtedness, subject to compliance with the “Limitation on Asset Sales” covenant.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

      Under the terms of the new notes indenture, we will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to us or a Wholly Owned Subsidiary that, at the time of such sale, is a Restricted Subsidiary, (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, (iii) in the case of issuances of Capital Stock by a Restricted Subsidiary if, after giving effect to such issuance, we maintain our percentage ownership of such Restricted Subsidiary or (iv) the issuance to or ownership by directors of directors’ qualifying shares or the issuance to or ownership by a Person of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law, provided that in the case of clauses (ii) and (iii) above, any such issuance or sale shall comply with the “Limitation on Asset Sales” covenant.

Limitation on Issuances of Guarantees by Subsidiaries

      Under the terms of the new notes indenture, we will not permit (i) any of our Restricted Subsidiaries, directly or indirectly, to Guarantee any of our Indebtedness (except for the Indebtedness evidenced by the new notes, the senior secured credit facilities and the senior secured notes), or any other Person (other than a Guarantor) and (ii) any of our Subsidiaries that is not a Guarantor, directly or indirectly, to Guarantee any of our or any Guarantor’s Indebtedness, unless such Subsidiary becomes a Guarantor, provided that if such Subsidiary becomes at any time in the future a Restricted Subsidiary, it shall become subject to the provisions of clause (i).

      The new notes indenture provides that we will cause any Person that becomes a Restricted Subsidiary, to deliver to the new notes trustee (i) a duly authorized and executed Subsidiary Guarantee, (ii) a supplemental indenture satisfactory to the new notes trustee, which subjects such Person to the provisions of the new notes indenture, (iii) evidence of the acceptance of the appointment of the process agent as provided in the applicable Subsidiary Guarantee and (iv) an Opinion of Counsel to the effect that such Subsidiary Guarantee and supplemental indenture have been duly authorized and executed by such Person and constitute the legal, valid, binding and enforceable obligation to such Person. Any such Subsidiary shall thereafter be treated as a Guarantor for all purposes under the new notes indenture, the new notes and the applicable Subsidiary Guarantee.

Limitation on Transactions with Shareholders and Affiliates

      Under the terms of the new notes indenture, we will not, and will not permit any Restricted Subsidiary to, directly or indirectly, conduct any business, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease, exchange or transfer of property or assets, the rendering of any service, or the making of any payment, loan, advance or guarantee) with, or for the benefit of, any holder (or any Affiliate of such holder) of 10% or more of our Capital Stock or with any of our Affiliates or Restricted Subsidiaries (any such Person, a “Related Person”), unless the terms to us or such Restricted Subsidiary (i) are at least as favorable to us or such Restricted Subsidiary as those that could be obtained at the time of such transaction in arm’s length dealings with a Person who is not a Related Person, and (ii) in the case of any transaction (or series of transactions) with a Related Person involving aggregate payments made on or after the Issue Date (a) in excess of $1 million in any fiscal year, (A) we shall deliver to the new notes trustee an Officer’s Certificate certifying that we have determined that such transaction meets the requirements specified in (i) above, or (B) shall be approved by a majority of the disinterested members of the Board of Directors, and (b) in excess of $5 million in any fiscal year, (A) shall be approved by a majority of the disinterested members of the Board of Directors, or (B) shall be confirmed by an opinion of an Independent Financial Advisor to be fair, from a financial point of view, to us or such Restricted Subsidiary. Any transaction (or series of related transactions) between us or a Restricted Subsidiary and a Related Person involving payments made on or after the Issue Date which in the aggregate exceed $10 million in any fiscal year, or in the case of transactions subject to clause (ii)(a)(B) or clause (ii)(b)(A) above as to which there are no disinterested Board of Directors members, is subject to the further requirement that we obtain an opinion of an Independent Financial Advisor stating that the transaction (or series of related transactions) is fair, from a financial point of view, to us or such Restricted Subsidiary.

      The foregoing limitation does not limit, and shall not apply to (i) any transaction between us and any of our Restricted Subsidiaries or between Restricted Subsidiaries, (ii) the Management Services Agreement, the Intellectual Property Agreement and the Concession Titles, all as in effect on the Issue Date, (iii) payment of reasonable and customary compensation and fees to our directors and those of our Restricted Subsidiaries who are not employees of us or any Restricted Subsidiary, (iv) the grant of stock options or similar rights to acquire Capital Stock (other than Disqualified Stock) to our employees and directors pursuant to plans approved by the Board of Directors, (v) any tax sharing agreement between us and any of our Subsidiaries and the Sponsors, provided that the total amount of taxes payable by us and our Subsidiaries under any such tax sharing agreement shall not exceed the amount that would be payable by us and our Subsidiaries in the absence of such a tax sharing agreement, (vi) any agreement to provide broadcast telecommunications services to our Affiliates in the ordinary course of business and at market rates, (vii) any intercompany reimbursement agreement with respect to Currency Agreements and Interest Rate Protection Obligations entered into by a Sponsor on our behalf to the extent (A) our liability thereunder does not exceed the liability Incurred by such Sponsor to a third party under the relevant Currency Agreement or Interest Rate Protection Obligation and (B) any such Currency Agreement complies with the requirements of clause (f) of the definition of “Permitted Indebtedness,” (vii) a service agreement between us and any of our Affiliates for purposes of having such Affiliate hire the employees required to conduct our business and (viii) any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

Limitation on Preferred Stock

      Under the terms of the new notes indenture, we will not, and will not permit any of our Restricted Subsidiaries to issue any Preferred Stock (other than to us or to a Wholly Owned Restricted Subsidiary) or permit any Person (other than us or a Wholly Owned Restricted Subsidiary) to own any of our or our Restricted Subsidiaries’ Preferred Stock; provided that subject to us being in compliance with all the provisions of the new notes indenture, we may issue to any Person Preferred Stock (other than Disqualified Stock unless by the terms thereof (i) such Preferred Stock is not mandatorily redeemable by us or at the option of the holder thereof prior to the first anniversary of the Stated Maturity of the new notes and (ii) any option of the holder thereof to cause the redemption thereof will terminate upon the insolvency, bankruptcy, appointment of a custodian, receiver, liquidation, trustee or assignee in bankruptcy or insolvency, or any admission by us of our inability to pay our debts generally as they become due, or any suspension of payments or failure generally to pay our debts as they become due).

Limitation on Liens

      Under the terms of the new notes indenture, we will not, and will not permit any Restricted Subsidiary to create, incur, assume or suffer to exist any Liens of any kind (other than Permitted Liens) against or upon any of our or such Restricted Subsidiary’s property or assets (including any shares of Capital Stock), now owned or hereafter acquired, or any proceeds therefrom securing any Indebtedness unless provision is made directly to secure the new notes and all amounts due under the new notes indenture equally and ratably by a Lien on such property, assets or proceeds with (or, if the obligation or liability to be secured by such Lien is Subordinated Indebtedness, prior to) the obligation or liability secured by such Lien.

Limitations on Sale and Leaseback Transactions

      Under the terms of the new notes indenture, we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Leaseback Transactions, unless (i) our or such Restricted Subsidiary’s obligation with respect thereto is included as Indebtedness and would be permitted to be Incurred under the “Limitation on

Incurrence of Indebtedness” covenant, (ii) the net proceeds from such transaction are at least equal to the Fair Market Value of the property being transferred and (iii) the net proceeds from such transaction are applied in accordance with the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

      Under the terms of the new notes indenture, we will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless (i) the consideration received by us or such Restricted Subsidiary (including the amount of any Released Indebtedness) is at least equal to the Fair Market Value of the assets sold or disposed of and (ii) at least 80% of the consideration received (excluding the amount of any Released Indebtedness) consists of cash or Cash Equivalents. In the event and to the extent that the Net Cash Proceeds received by us or any of our Restricted Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of us and our Subsidiaries has been filed pursuant to the “Reports to Holders” covenant), then we shall or shall cause the relevant Restricted Subsidiary to (1) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets, pay secured Indebtedness of us or any Restricted Subsidiary and/or invest an amount (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement) to acquire for Fair Market Value property or assets (other than current assets) of a nature or type or that are used in a Permitted Business (“Replacement Assets”) and (2) apply (no later than the end of the twelve-month period referred to in clause (1) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this “Limitation on Asset Sale” covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute “Excess Proceeds.”

      If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $10 million, we must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders on a pro rata basis an aggregate principal amount of new notes equal to the Proportionate Share of Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the new notes, plus accrued interest (if any) to the Purchase Price Payment Date.

      On the Purchase Price Payment Date, which shall be at least 30 days and not more than 60 days from the date the holders are given notice of such Offer to Purchase (or such later date as may be necessary to comply with the applicable requirements under the Exchange Act or any other applicable securities laws or regulations), we shall (i) accept for payment on a pro rata basis new notes or portions thereof tendered pursuant to an Offer to Purchase up to the Proportionate Share of such Excess Proceeds; (ii) deposit with the paying agent money sufficient to pay the purchase price of all new notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the new notes trustee all new notes or portions thereof so accepted, together with an Officers’ Certificate specifying the new notes or portions thereof accepted for payment by us. The paying agent shall promptly mail to the holders of new notes so accepted payment in an amount equal to the purchase price, and the relevant new notes trustee shall promptly authenticate and mail to such holders a new note equal in principal amount at maturity to any unpurchased portion of the new note surrendered; provided that each new note purchased and each new note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. We will publicly announce the results of an Offer to Purchase as soon as practicable after the Purchase Price Payment Date. The new notes trustee shall act as the paying agent for an Offer to Purchase. We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event, that we are required to repurchase new notes pursuant to an Offer to Purchase.

Insurance

      We will agree in the new notes indenture that for so long as any satellite or property is deemed to be useful to the conduct of our business or the business of any of our Restricted Subsidiaries, we will, or will cause our Restricted Subsidiaries to, maintain appropriate insurance, in accordance with industry practice, on such satellites and properties.

Transfer of Assets to Subsidiaries

      Under the terms of the new notes indenture and notwithstanding the restrictions under the “Limitation or Asset Sales” covenant, we will not, and will cause each Guarantor not to, transfer any of its assets or property to any of our Subsidiaries that is not a Guarantor, except (i) in the ordinary course of business and (ii) for Fair Market Value.

Business of Satmex and the Restricted Subsidiaries

      Under the terms of the new notes indenture, we will not and will not permit any of the Restricted Subsidiaries to, be principally engaged in any business or activity other than the Permitted Business. In addition, we shall not, and shall not permit any of our Restricted Subsidiaries to, directly or indirectly, transfer to any of our Unrestricted Subsidiaries (i) any of the licenses, permits or authorizations used in the Permitted Business of Satmex and the Restricted Subsidiaries on the Issue Date or at any time thereafter (including, without limitation, any of the Concession Titles) or (ii) any material portion of the “property and equipment” (as such term is used in our consolidated financial statements) of us and the Restricted Subsidiaries, provided that we and our Restricted Subsidiaries may make Asset Sales in accordance with the covenant “Limitation of Asset Sales.”

Change of Control

      Under the terms of the new notes indenture, upon the occurrence of a Change of Control, each holder shall have the right to require the repurchase of its new notes by us in cash pursuant to the offer described below (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase (the “Change of Control Payment”). We are not required to make a Change of Control Offer following a Change of Control if a third party makes a Change of Control Offer that would be in compliance with the provisions described in this section if it were made by us and purchases the new notes validly tendered and not withdrawn. We are required to make a Change of Control Offer within 30 days of a Change of Control, irrespective of whether any Indebtedness prohibiting the purchase of the new notes has been repaid or the holders thereof have given the requisite consent to permit us to repurchase the new notes.

      Within 30 days following the Change of Control, we will mail a notice to the new notes trustees and each holder stating: (i) that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this “Change of Control” covenant and that all new notes validly tendered will be accepted for payment; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed or such later date as necessary to comply with requirements under the Exchange Act or any other applicable securities laws and regulations) (the “Change of Control Payment Date”); (iii) that any new note not tendered will continue to accrue interest, pursuant to its terms; (iv) that, unless we default in the payment of the Change of Control Payment, any new note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest, on and after the Change of Control Payment Date; (v) that holders electing to have any new note or portion thereof purchased pursuant to the Change of Control Offer will be required to surrender such new note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of such new note completed, to the paying agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date; (vi) that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such holder, the principal amount of new notes delivered for purchase and a statement that such holder is withdrawing his election to have such new notes purchased; and (vii) that holders whose new notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the new notes surrendered; provided that each new note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples thereof.

      On the Change of Control Payment Date, we will: (i) accept for payment new notes or portions thereof duly tendered pursuant to the Change of Control Offer and not withdrawn; (ii) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all new notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the new notes trustee, all new notes or portions thereof so accepted together with an Officers’ Certificate specifying the aggregate principal amount of the new notes accepted for payment by us. The paying agent will promptly mail, to the holders of new notes so accepted, payment in an amount equal to the Change of Control Payment, and the new notes trustees shall promptly authenticate and mail to such holders a new note equal in principal amount to any unpurchased portion of the new notes surrendered, if any; provided that each new note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples thereof. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of this “Change of Control” covenant, the new notes trustee shall act as paying agent.

      We cannot assure you that we will have sufficient funds available at the time of any Change of Control to repurchase any or all new notes required to be purchased by this covenant. In addition, the senior secured credit facilities currently prohibit, and the senior secured notes will prohibit, us from repurchasing any new notes so long as any amounts are outstanding thereunder, and we cannot assure you that we will obtain the consent required thereunder or any other necessary consents from holders of other Indebtedness to permit the repurchase of the new notes as provided for in this covenant, or that we will have sufficient funds available at such time to repay in full any such Indebtedness. The occurrence of the events constituting a Change of Control with respect to the new notes would result in an event of default under the senior secured credit facilities and the senior secured notes and would give the lenders thereunder the right to require payment of the borrowings thereunder in full. Because borrowings under the senior secured credit facilities and the senior secured notes will be secured by substantially all of our assets, our ability to repay amounts owing under the new notes in such event may be materially adversely affected. A change of control under the senior secured credit facilities and the senior secured notes could arise prior to the occurrence of a Change of Control under the new notes. Under the senior secured credit facilities and the senior secured notes a change of control would occur if, among other things, the Sponsors were to cease to have the direct or indirect power to vote or direct the voting of at least 75% of the outstanding voting stock with the ordinary voting power for the election of our directors or the direct or indirect beneficial percentage ownership interest of Loral in Holdings or Satmex Holdings or Satmex was reduced below 75% of their existing levels or the Membership Agreement is amended to materially reduce the management control, voting rights or economic interest of Loral. Accordingly, a change of control under the senior secured credit facilities and the senior secured notes may not constitute a change of control under the new notes. Moreover, a change of control within the first three years of the grant of the Concession Titles or a change of control which results in a majority of the voting interest in us being controlled by non-Mexicans, will result in a termination of the Concession Titles.

      We will comply with any applicable laws and regulations, including Section 14(e) and Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Change of Control occurs and we are required to repurchase the new notes under this “Change of Control” covenant.

Reports to Holders

      The new notes indenture will provide that, whether or not we have a class of securities registered under the Exchange Act, we shall file with the Commission (whether or not we are a public reporting company at the time): (i) annual reports on Form 20-F (or any successor form) containing the information required to be contained therein (or required in such successor form); (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form) including “Operating and Financial Review and Prospects” and our unaudited quarterly financial statements; and (iii) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 6-K (or any successor form) containing substantially the same information required to be contained in Form 8-K (or required in any successor form). Each of the reports required by this section will be prepared in accordance with U.S. GAAP consistently applied and will be prepared in accordance with the applicable rules and regulations of the Commission. We shall not be obligated to file any such reports with the Commission if the Commission does not permit such filings. We will also comply with the other provisions of Section 314(a) of the Trust Indenture Act.

Events of Default

      The following events will be defined as “Events of Default” in the new notes indenture: (a) failure to pay principal of or premium, if any, on any new note when the same shall become due and payable at maturity, upon acceleration, redemption or otherwise; (b) failure to repurchase new notes at the conclusion of the Change of Control Offer or Excess Proceeds Offer; (c) failure to pay interest on any of the new notes (including Additional Amounts) when the same shall become due and payable, and such failure continues for a period of 30 days; (d) failure to perform or comply with the “Consolidation, Merger and Sale of Assets” covenant; (e) failure to perform or the breach of any other covenant or agreement in the new notes indenture or under the new notes (other than those referred to in clauses (a), (b), (c) and (d) above) and such failure or breach continues for a period of 30 consecutive days after written notice shall have been given to us by the new notes trustee or to us and the new notes trustee by the holders of at least 25% in aggregate principal amount of the new notes then outstanding; (f) the occurrence with respect to any issue or issues of Indebtedness of us or any Significant Subsidiary having an outstanding principal amount of $5 million or more (or its equivalent in other currencies) in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, of (I) an event of default that has caused such Indebtedness to become, or the holders thereof to declare such Indebtedness to be, due, and payable prior to its Stated Maturity and/or (II) the failure to make a payment of principal at Stated Maturity; (g) one or more final judgments or orders, for the payment of money in excess of $5 million, either individually or in the aggregate for all such final judgments or orders, shall be rendered against us or any Significant Subsidiary or any of our respective properties and shall not be paid or discharged, and there shall have been a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgments or orders, by reason of a pending appeal or otherwise, shall not be in effect; (h) any government or governmental authority shall have condemned, nationalized, seized, or otherwise expropriated all or any substantial portion of the assets or property of us or any Significant Subsidiary or the share capital of us or any Significant Subsidiary, or shall have assumed custody or control of such assets or property or of the business or operations of us or any Significant Subsidiary or of the share capital of us or any Significant Subsidiary, or shall have taken any action that would prevent us or any Significant Subsidiary or our officers from carrying on our business or operations or a substantial part thereof for a period of longer than 60 consecutive days and the result of any such action shall materially prejudice our ability to perform our obligations under the new notes; (i) the Mexican Government shall declare a general suspension of payment or a moratorium on the payment of our debt or that of any Guarantor (which does not expressly exclude the new notes or the applicable Subsidiary Guarantee, as the case may be); (j) certain events of bankruptcy, insolvency, suspension of payments, reorganization or administration affecting us or any Significant Subsidiary; (k)(1) it becomes unlawful for us to perform or comply with any one or more of our obligations under any of the new notes or the new notes indenture or (2) it becomes unlawful for any Significant Subsidiary to perform or comply with any one or more of its obligations under the applicable Subsidiary Guarantee, and in the cases of (1) or (2), such unlawfulness continue s for a period of 60 consecutive days after written notice shall have been given to us by the new notes trustee or to us and the new notes trustee by the holders of at least 25% in aggregate principal amount of the new notes then outstanding; and (l)(1) any of the Concession Titles shall for any reason cease to grant us any right originally provided therein that is material to the operation of our business or that of any Restricted Subsidiary or (2) any of the Concession Titles shall for any reason be terminated and not reinstated within 30 days.

      If an Event of Default (other than an Event of Default specified in clause (j) above that occurs with respect to us) occurs and is continuing under the new notes indenture, the new notes trustee or the holders of at least 25% in aggregate principal amount then outstanding of the new notes, by written notice to us (and to the new notes trustee if such notice is given by the holders), may, and the new notes trustee at the request of such holders shall, declare the new notes to be immediately due and payable at 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of such declaration. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (f) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (f) shall be remedied or cured by us and/or the relevant Subsidiaries or waived by the holders of the relevant Indebtedness within 30 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (j) above occurs with respect to us, the new notes then outstanding shall by this fact above (ipso facto) become and be immediately due and payable at 100% of the outstanding principal amount thereof, plus premium, if any, and accrued and unpaid interest thereon, in each case without any declaration or other act on the part of the new notes trustee or any holder. The holders of at least a majority in principal amount of the outstanding new notes by written notice to us and to the new notes trustee, may rescind and annul a declaration of acceleration and its consequences if, in addition to certain other covenants, (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on such new notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment, decree or order of a court of competent jurisdiction. The holders of at least a majority in aggregate principal amount of the outstanding new notes by written notice to the new notes trustee, may waive an existing Default or Event of Default and the consequences under the new notes indenture, except a Default in the payment of principal of, premium, if any, or interest on the new notes or in respect of a covenant or provision of such new notes indenture that cannot be modified or amended without the consent of the holder of each outstanding new note affected.

      The holders of at least a majority in aggregate principal amount of the outstanding new notes may direct the time, method and place of conducting any proceeding for any remedy available to the new notes trustee or exercising any trust or power conferred on the new notes trustee. However, the new notes trustee may refuse to follow any direction that conflicts with law or the new notes indenture, that may involve the new notes trustee in personal liability, or that the new notes trustee determines in good faith may be unduly prejudicial to the rights of holders not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders. A holder may not pursue any remedy with respect to the new notes indenture or the new notes unless: (i) the holder gives the new notes trustee written notice of a continuing Event of Default; (ii) the holders of at least 25% in aggregate principal amount of outstanding new notes make a written request to their respective new notes trustee to pursue the remedy; (iii) such holder or holders offer the new notes trustee indemnity satisfactory to the new notes trustee against any costs, liability or expense; (iv) the new notes trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding new notes do not give the new notes trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any holder to receive payment of the principal of, premium, if any, or interest on such new note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the new notes, which right shall not be impaired or affected without the consent of such holder.

      The new notes indenture will provide that if a Default occurs and is continuing and is known to the new notes trustee, the new notes trustee must mail to each holder of the new notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or premium or interest on any new note, the new notes trustee may withhold notice if and so long as a committee of its trust officers determines that withholding such notice is in the interest of the holders of the new notes.

Consolidation, Merger and Sale of Assets

      Under the terms of the new notes indenture, we (i) shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation or merger with or into a Wholly Owned Subsidiary which, at the time of such consolidation or merger, is a Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or us) shall be issued or distributed to our stockholders; (ii) shall not permit any Person to merge with or into us directly or indirectly and in a single transaction or through a series of transactions; and (iii) shall not permit any of our Restricted Subsidiaries to enter into any such transaction, unless in the cases contemplated in (i), (ii) and (iii): (1) we or such Restricted Subsidiary shall be the continuing Person, or the Person (if other than us or such Restricted Subsidiary) formed by such consolidation or into which we or such Restricted Subsidiary are merged or that acquired or leased such property and assets shall be a corporation organized and validly existing under the laws of the United States or Mexico and shall expressly assume, by a supplemental indenture, executed and delivered to the new notes trustee, all of the our obligations under the new notes indenture or of such Restricted Subsidiary under its Subsidiary Guarantee; (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction (A) on a pro forma basis we, or any Person becoming the successor obligor of the new notes, as the case may be, could Incur at least $1.00 of Indebtedness under the proviso in paragraph (a) of the “Limitation on Incurrence of Indebtedness” covenant and (B) will have Consolidated Net Worth immediately after the transaction equal to or greater than our Consolidated Net Worth immediately preceding the transaction; (4) in the case any such transaction involves a Guarantor, the surviving entity shall have delivered to the new notes trustee a written instrument in form and substance satisfactory to the new notes trustee confirming its Subsidiary Guarantee; and (5) we or the surviving entity deliver to the new notes trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

      Under the new notes indenture, upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of a person subject to, and in accordance with, the foregoing, the surviving entity shall succeed to, and be substituted for, and may exercise every right and power of us or such Guarantor, as the case may be, under the new notes indenture and the applicable Subsidiary Guarantee with the same effect as if such surviving entity had been named as such.

      Under the new notes indenture and for all purposes thereunder and under the new notes (including the provisions of this covenant and the covenants “Limitation on Incurrence of Indebtedness,” “Limitation on Restricted Payments” and “Limitation on Liens”), Subsidiaries of any surviving entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the definition of “Unrestricted Subsidiary” and all Indebtedness, and all Liens on property or assets, of us and our Restricted Subsidiaries immediately prior to such transaction or series of transactions will be deemed to have been incurred upon such transaction or series of transactions.

      The meaning of the phrase “all or substantially all” as used above varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of our assets, and therefore it may be unclear whether the foregoing provisions are applicable. Because of this uncertainty, a judicial determination may be necessary to establish a meaning of the phrase “all or substantially all.”

Defeasance

      Under the terms of the new notes indenture, we may at our option by a resolution of our Board of Directors, at any time, upon the satisfaction of certain conditions described below, elect to be discharged from our obligations with respect to outstanding new notes (“defeasance”). In general, upon a defeasance, we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding new notes and to have satisfied all of our obligations under such new notes except for (i) the rights of holders of such new notes to receive, solely from the trust fund established for such purposes as described below, payments in respect of the principal of, premium, if any, and interest on such new notes when such payments are due;

(ii) certain provisions relating to ownership, registration and transfer of the new notes; (iii) certain provisions relating to the mutilation, destruction, loss or theft of the new notes; (iv) the covenant relating to the maintenance of an office or agency in The City of New York; and (v) certain provisions relating to the rights, powers, trusts duties and immunities of the new notes trustee.

      In addition, we may at our option by Board Resolution, at any time, upon the satisfaction of certain conditions described below, elect to be released from certain covenants described in the new notes indenture (“covenant defeasance”). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be an Event of Default.

      In order to cause a defeasance or covenant defeasance, we will be required to satisfy, among other conditions, the following conditions:

(a) we shall have irrevocably deposited or caused to be deposited with the new notes trustee as trust funds in trust, cash or U.S. Government Obligations, or a combination thereof, sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and each installment of interest on the outstanding new notes on the Stated Maturity or on the applicable Redemption Date, as the case may be, of such principal of, premium, if any, or installment of interest in accordance with the terms of the new notes, and such amounts will be applied for such purpose, and we must specify whether the new notes are being paid at maturity or on a particular Redemption Date;

(b) in the case of a defeasance, we shall have delivered to the new notes trustee an Opinion of Counsel stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of the new notes indenture there has been a change in the applicable United States Federal income tax law or the interpretation thereof, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the outstanding new notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States Federal income tax on the same amount, in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred;

(c) in the case of a covenant defeasance, we shall have delivered to the new notes trustee an Opinion of Counsel to the effect that the holders of the outstanding new notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to United States Federal income tax on the same amount, in the same manner and at the same time as would have been the case if such deposit and covenant defeasance had not occurred;

(d) we shall have delivered to the new notes trustee an Officers’ Certificate to the effect that the new notes, if then listed on any securities exchange, will not be delisted as a result of such deposit;

(e) no Event of Default or event which with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) after giving effect thereto or, with respect to a Default or Event of Default specified in clause (j) of the first paragraph of “— Events of Default”, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(f) such defeasance or covenant defeasance shall not cause the new notes trustee to have a conflicting interest as defined in the new notes indenture and for the purposes of the Trust Indenture Act with respect to any of our securities;

(g) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which we are a party or by which we are bound;

(h) we shall have delivered to the new notes trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to either defeasance or covenant defeasance (as the case may be) have been complied with; and

(i) such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company as defined in the Investment Company Act of 1940, as amended, or such trust shall be qualified under such act or exempt from regulation thereunder.

Satisfaction and Discharge

      The new notes indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the new notes, as expressly provided for in the new notes indenture) as to all outstanding new notes when: (i) either (a) all the new notes theretofore authenticated and delivered (except lost, stolen or destroyed new notes which have been replaced or paid and new notes for whose payment money has theretofore been deposited in trust with the new notes trustee or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the new notes trustee for cancellation; or (b) all new notes not theretofore delivered to the new notes trustee for cancellation have become due and payable and we have irrevocably deposited or caused to be deposited with the new notes trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the new notes not theretofore delivered to the new notes trustee for cancellation, for principal of, premium, if any, and interest on the new notes to the date of deposit together with irrevocable instructions from us directing the new notes trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) we have paid all other sums payable under the new notes indenture by us; and (iii) we have delivered to the new notes trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the new notes indenture relating to the satisfaction and discharge of the new notes indenture have been complied with.

Amendment, Supplement and Waiver

      Subject to certain exceptions, the new notes indenture or the new notes may be amended with the consent of the holders of a majority in principal amount of the new notes then outstanding (including consents obtained in connection with a tender offer or exchange for the new notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the new notes then outstanding. However, without the consent of each holder of an outstanding new note affected thereby, no amendment may, among other things, (i) reduce the amount of new notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest or additional interest (if any) on any new note, (iii) reduce the principal of or extend the Stated Maturity of any new note, (iv) reduce the premium payable upon the redemption of any new note or change the time at which any new note may be redeemed as described under “— Optional Redemption,” (v) make any new note payable in money other than that stated in the new note, (vi) impair the right of any holder of the new notes to receive payment of principal of or premium or interest on such holder’s new notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s new notes, (vii) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions or (viii) make any change in any Subsidiary Guarantee that would adversely affect the rights of new noteholders.

      Without the consent of any holder of the new notes, we and new notes trustee may amend the new notes indenture or the new notes to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations under the new notes indenture or the obligations of a Restricted Subsidiary under its Subsidiary Guarantee, to add guarantees with respect to the new notes, to release such guarantees, to secure the new notes, to add to the covenants for the benefit of the holders of the new notes or to surrender any right or power conferred upon us, to make any change that does not adversely affect the rights of any holder of the new notes or to comply with any requirement in connection with the qualification of the new notes indenture under the Trust Indenture Act.

      The consent of the holders of the new notes will not be not necessary under the new notes indenture to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

      After an amendment under the new notes indenture becomes effective, we are required to mail to holders of the new notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the new notes, or any defect therein, will not impair or affect the validity of the amendment.

Meetings of Holders

      The new notes indenture will contain provisions for convening meetings of holders to consider matters affecting their interests. A meeting of the holders may be called by the new notes trustee or the holders of at least 10% in aggregate principal amount of the new notes.

Notices

      Notices to holders will be mailed to them at their respective addresses as they appear in the register maintained by the registrar and shall be published as may be required by applicable law. Any notice so mailed shall be deemed to have been given on the date of such mailing. In any case where notice to holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular holder shall affect the sufficiency of such notice with respect to other holders.

No Personal Liability of Incorporators, Shareholders, Officers, Directors or Employees

      The new notes indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the new notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any of our obligations, covenants or agreements in the new notes indenture or in the new notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee, Board of Directors member or controlling person of Satmex or of any successor Person thereof. Each holder, by accepting the new notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the new notes. Such waiver may not be effective to waive liabilities under Mexican or the U.S. federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Concerning the New Notes Trustee

      The new notes indenture will provide that, except during the continuance of a Default, the new notes trustee will not be liable, except for the performance of such duties as are specifically set forth in the new notes indenture. If an Event of Default has occurred and is continuing, of which the new notes trustee has, or is deemed to have, notice, the new notes trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

      The new notes indenture will contain limitations on the rights of the new notes trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received by the new notes trustee in respect of any such claims, as security or otherwise. The new notes trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Governing Law and Enforceability

      The new notes indenture and the new notes will be governed by and construed in accordance with the law of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

      We will consent, and will cause each Guarantor to consent, to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, The City of New York, New York, United States, and any appellate court from any thereof, and we will waive and will cause each Guarantor to waive any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with the new notes indenture, the new notes and each Subsidiary Guarantee. We will irrevocably appoint, and will cause each Guarantor to appoint, CT Corporation System as its authorized agent upon which all writs, process and summonses may be served in any suit, action or proceeding brought in connection with the new notes indenture, the new notes or any Subsidiary Guarantee against us or any Guarantor in any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, The City of New York, New York, United States, and we will agree, and will cause each Guarantor to agree, that such appointment shall be irrevocable so long as any of the new notes remain outstanding or until the irrevocable appointment by us or the relevant Guarantor, as the case may be, of a successor in The City of New York as its authorized agent for such purpose and the acceptance of such appointment by such successor.

Currency Indemnity

      The U.S. dollar will be the sole currency of account and payment for all sums payable by us under or in connection with the new notes indenture and the new notes and by the Guarantors under or in connection with the Subsidiary Guarantees. Any amount received or recovered in currency other than U.S. dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of us, any Guarantor or otherwise) by any holder in respect of any sum expressed to be due to it from us or the Guarantors shall only constitute a discharge of us and the Guarantors only to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any new note, we and the Guarantors shall indemnify such recipient against any loss sustained by it as a result. In any event, we and the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the holder to certify (indicating the sources of information used) that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable). These indemnities, to the extent permitted by law, (i) constitute a separate and independent obligation from our and the Guarantors’ other obligations, (ii) shall give rise to a separate and independent cause of action, (iii) shall apply irrespective of any waiver granted by any holder and (iv) shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any new note and any Subsidiary Guarantee or any other judgment or order.

Enforceability of Judgments

      Since most of our assets are outside the United States, any judgment obtained in the United States against us, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, redemption price and any purchase price with respect to the new notes, may not be collectible within the United States.

Certain Definitions

      Set forth below are certain defined terms that will be used in the new notes indenture. Reference is made to the new notes indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person became or was designated or was merged with or into a Restricted Subsidiary or us.

      “Additional Amounts” means any and all payments made by us to the holders as additional interest as a result of any Mexican Withholding Taxes, the effect of which would result in the holders having received amounts free and clear of any such withholding tax.

      “Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of us and our Subsidiaries for such period determined in conformity with U.S. GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income (or loss) of any Person (other than net income or loss attributable to a Restricted Subsidiary) in which any Person (other than us or any of our Restricted Subsidiaries) has a joint interest and the net income (or loss) of any Unrestricted Subsidiary, except that Adjusted Consolidated Net Income for any period shall include the amount of dividends or other distributions actually paid to us or any of our Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (iii) of the first paragraph of the “Limitation on Restricted Payments” covenant (and in such case, except to the extent includible pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with us or any of our Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by us or any of our Restricted Subsidiaries; (iii) any gains or losses (on an after-tax basis) attributable to Asset Sales; (iv) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (iii) of the first paragraph of the “Limitation on Restricted Payments” covenant, any amount paid or accrued as dividends on Preferred Stock of us or any Restricted Subsidiary owned by Persons other than us and any of our Restricted Subsidiaries; (v) all extraordinary losses; and (vi) any net income (or loss) of any Guarantor that ceases to be a Guarantor because it is designated an Unrestricted Subsidiary.

      “Adjusted Consolidated Net Tangible Assets” means the total amount of assets of us and our Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisition in conformity with U.S. GAAP), after deducting therefrom (i) all current liabilities of us and our Restricted Subsidiaries (excluding inter company items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as determined on a consolidated basis in conformity with U.S. GAAP.

      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person.

      “Asset Acquisition” means (i) an investment by us or any of our Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with us or any of our Restricted Subsidiaries; provided that such Person’s primary business is a Permitted Business; or (ii) an acquisition by us or any of our Restricted Subsidiaries of the property and assets of any person other than us or any of our Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

      “Asset Sale” means any direct or indirect sale, transfer, conveyance or lease (which has the effect of a disposition and is not for security purposes) or other disposition (including by way of Sale and Leaseback Transactions, but not including Restricted Payments permitted under the new notes indenture) in a single transaction or a series of transactions by us or any Restricted Subsidiary to any Person other than us or any Restricted Subsidiary of (i) all or any of the Capital Stock of any Restricted Subsidiary (other than directors’ qualifying shares or shares owned by a Person, to the extent mandated by applicable law), (ii) any material license or other authorization of us or any Restricted Subsidiary pertaining to a Permitted Business, (iii) all or substantially all of the property and assets of an operating unit or business of us or any Restricted Subsidiary or (iv) any other property and assets of us or any Restricted Subsidiary and, in each case, that is not governed by the “Consolidation, Merger and Sale of Assets” or “Insurance” covenants, provided, however that the term “Asset Sale” shall in no case include any sale, transfer, conveyance, lease or other disposition in a single transaction or through a series of related transactions (i) of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of us or any Subsidiary, as the case may be, (ii) involving a disposition of assets for gross proceeds not in excess of $2,500,000 (or, to the extent not denominated in U.S. dollars, the Dollar Equivalent of such amount), (iii) of inventory in the ordinary course of business, (iv) involving the sale or other disposition of cash, Cash Equivalents or Peso Permitted Investments or (v) relating to telecommunications satellite transponders entered into in the ordinary course of business (A) which are not accounted for as a sale under U.S. GAAP, (B) which constitute a Capitalized Lease, or (C) during each consecutive 24-month period after the commercial operation of the Replacement Satellite, to the extent any such transaction or transactions relate to not more than 3  1/2% of the aggregate transponder capacity of us and our Subsidiaries (such 3  1/2% to be calculated as of the commencement of each such period).

      “Average Life” means, at any date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment, redemption or similar payment with respect to such Indebtedness and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

      “Board of Directors” means our board of directors.

      “Business Day” means any day (other than a Saturday or Sunday) on which DTC, Euroclear or Clearstream, Luxembourg, and banks in New York and Mexico, D.F. are open for business.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding at the Issue Date or issued after the Issue Date, including, without limitation, all Common Stock and Disqualified Stock, and any and all rights, warrants or options exchangeable for or convertible into any thereof.

      “Capitalized Lease” means, as applied to any Person, any lease or license of, or other agreement conveying the right to use, any property (whether real, personal or mixed, movable or immovable) of which the present value of the obligations of such Person to pay rent or other amounts is required, in conformity with U.S. GAAP, to be classified and accounted for as a finance lease obligation; and “Capitalized Lease Obligation” is defined to mean the capitalized present value of the obligations to pay rent or other amounts under such lease or other agreement, determined in accordance with U.S. GAAP. In no event shall the Concession Titles be deemed Capitalized Leases.

      “Cash Equivalents” means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; (ii) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States of America or any state thereof having combined capital and surplus of not less than $500,000,000 (or any subsidiary of any such bank established under the laws of Mexico with a banking license); (iii) commercial paper of an issuer, organized under the laws of a state of the United States of America, rated at least A-2 by S&P or P-2 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition; (iv) repurchase obligations of any lender under the senior secured credit facilities (a “Lender”) or of any commercial bank satisfying the requirements of clause (ii) of this definition, having a term of not more than 30 days with respect to securities issued or fully guaranteed or insured by a Person described in clause (i) above; (v) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s; (vi) securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any Lender or any commercial bank satisfying the requirements of clause (ii) of this definition; (vii) shares of money market mutual or similar funds which invest primarily in assets satisfying the requirements of clauses (i) through (vi) of this definition and the shares of which are repriced daily to provide a constant net asset value of $1.00 per share.

      “Change of Control” means the occurrence of any of the following events: (i) the Sponsors, collectively, cease, directly or indirectly, including by way of consolidation, merger or otherwise, to be the Beneficial

Owner of at least a majority of the voting power of our Voting Stock, (ii) Loral ceases, directly or indirectly, including by way of consolidation, merger or otherwise, to be the Beneficial Owner of at least 35% of our outstanding Common Stock or (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of our assets to any Person or group of Persons or any merger or consolidation of us with or into another corporation, with the effect, in any such transaction, that either (a) immediately after such transaction any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date) other than the Sponsors shall have become the Beneficial Owner of securities of the transferee corporation or the surviving corporation of such transfer, merger or consolidation representing a majority of the voting power of the Voting Stock of the transferee corporation or the surviving corporation or (b) our securities that are outstanding immediately prior to such transaction and which represent 100% of the voting power of our Voting Stock are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, (A) securities of the transferee corporation or the surviving corporation that represent immediately after such transaction at least a majority of the voting power of the Voting Stock of the transferee corporation or the surviving corporation are owned collectively by the Sponsors or (B) securities that represent immediately after such transaction at least a majority of the voting power of the Voting Stock of the corporation that owns, directly or indirectly, 100% of the voting power of the Voting Stock of the transferee corporation or the surviving corporation of that transaction are owned collectively by the Sponsors.

      “Class N Shares” means our Class N shares, which entitle each holder thereof to vote (a) only on the following extraordinary matters: (i) extension of our term; (ii) merger, conversion or anticipated dissolution of us; (iii) amendment to our corporate purpose; (iv) change in our nationality or (v) cancellation of our registration in the Securities Section of the National Registry of Securities and Intermediaries or in any Mexican or foreign stock exchange, except where such cancellation is related to quotations systems or other markets not organized as stock exchanges and (b) at Special Shareholders’ Meetings of the Class N Shareholders, including the appointment of the Class N director and its alternate.

      “Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock or ordinary shares, whether or not outstanding at the Issue Date, and includes, without limitation, all series and classes of such common stock or ordinary shares.

      “Concession Title” means any of the following: (i) the concession granted by Mexico to us on October 23, 1997 for a 20-year period to occupy the 109.2 degrees W.L. orbital slot; (ii) the concession granted by Mexico to us on October 23, 1997 for a 20-year period to occupy of the 113.0 degrees W.L. orbital slot; and (iii) the concession granted by Mexico to us on October 23, 1997 for a 20-year period to occupy of the 116.8 degrees W.L. orbital slot.

      “Consolidated EBITDA” means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) amortization and depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by U.S. GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for us and our Restricted Subsidiaries in conformity with U.S. GAAP.

      “Consolidated Interest Expense” is defined to mean, for any period, the aggregate amount of interest expense in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and the net costs associated with Interest Rate Protection Obligations) and all but the principal component of rent or other amounts in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by us and our Restricted Subsidiaries during such period, but excluding, any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the new notes and any portion of such interest expense paid or payable from releases from the Interest Reserve Account, all as determined on a consolidated basis in conformity with U.S. GAAP.

      “Consolidated Net Worth” means, with respect to any Person as of any date, the total of the amounts shown on the balance sheet of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with U.S. GAAP, as of the end of the most recent fiscal quarter for which consolidated financial statements for such Person and its consolidated Subsidiaries have been prepared prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such Person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (iv) (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock of such Person not held by such Person or any of its Subsidiaries.

      “Control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, is defined to mean the possession by another Person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) of the power to appoint and/or remove the majority of the members of the board of directors or other governing body of such Person or otherwise to direct or cause the direction of the affairs and policies of such Person.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect us or any Restricted Subsidiary against fluctuations in currency values.

      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the new notes.

      “Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of United States dollars obtained by converting such foreign currency involved in such computation into United States dollars at the spot rate for the purchase of United States dollars with the applicable foreign currency as quoted by Morgan Guaranty Trust Company of New York at approximately 11:00 a.m. (New York time) on the date two Business Days prior to such determination.

      “Equity Offering” means either (i) an underwritten public offering of our Common Stock or American Depositary Receipts representing such Common Stock for cash or otherwise pursuant to an effective registration statement under the Securities Act or the securities laws of any other jurisdiction, (ii) a private offering of our Common Stock or American Depositary Receipts representing such Common Stock for cash or otherwise or (iii) a sale of our Common Stock or American Depositary Receipts representing such Common Stock to a strategic investor for cash or otherwise.

      “Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the new notes indenture, Fair Market Value shall be determined by the Chief Financial Officer and approved by a resolution of the Board of Directors and shall be evidenced by a Resolution delivered to the new notes trustee; provided that for purposes of the “Limitation on Asset Sales” covenant, if through one or more related transactions we and/or one or more Restricted Subsidiaries were to receive Replacement Assets in consideration having an aggregate value in excess of $10 million, the Fair Market Value of such Replacement Assets shall be determined by an Independent Financial Advisor.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “Guarantor” means each Person, including our Restricted Subsidiaries, which guarantee our obligations under the new notes indenture pursuant to the terms thereof.

      “Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise, contingently or otherwise, become liable, directly or indirectly, for or with respect to, or become responsible for, the payment of such Indebtedness, including an Incurrence of Acquired Indebtedness by reason of the acquisition of more than 50% of the Capital Stock of any Person; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term “Incurrence” used as a noun has a corresponding meaning.

      “Indebtedness” means, with respect to any Person at any date of determination (without duplication), (i) any liability, contingent or otherwise, of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, new notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, including purchase money obligations, which purchase price is due more than 180 days after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by or is otherwise the legal liability of such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person or which is otherwise the legal liability of such Person, to the extent such Indebtedness is Guaranteed by or is otherwise the legal liability of such Person, (viii) to the extent not otherwise included in this definition, net obligations under Currency Agreements and Interest Rate Protection Obligations, (ix) any and all deferrals, renewals, extensions refinancings and refundings of, any liability or obligation of the kind described in this definition and (x) Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that the amount outstanding at any time of any (i) Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with U.S. GAAP and (ii) Permitted Interest Rate or Currency Agreement shall be zero.

      “Independent Financial Advisor” means an investment banking firm, accounting firm or satellite consulting or satellite appraisal firm, in each case of international standing (i) which does not, and whose shareholders, members, directors, officers or Affiliates do not, have a material direct or indirect financial interest in us or one or more Restricted Subsidiaries, and (ii) which is otherwise independent and qualified to perform the task for which it is to be engaged.

      “Intellectual Property Agreement” means that certain license agreement dated as of November 17, 1977 between us and Loral Spacecom, as amended or supplemented from time to time.

      “Intellectual Property Fee” means a per annum fee not to exceed 1.5% of our gross revenues for each fiscal year, payable by us pursuant to the Intellectual Property Agreement.

      “Interest Rate Protection Obligations” means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly, or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars, forward interest rate agreements and similar agreements.

      “Investment” means, with respect to any Person, any direct or indirect advance, loan, account receivable (other than an account receivable arising in the ordinary course of business), or other extension of credit (including, without limitation, by means of any Guarantee or similar arrangement) or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), or any purchase or ownership of any stocks, bonds, new notes, debentures or other securities of, any other Person. Notwithstanding the foregoing, in no event shall any issuance of our Capital Stock (other than Disqualified Stock) in exchange for Capital Stock, property or assets of another Person constitute an Investment by us in such other Person. For purposes of the definition of “Unrestricted Subsidiary” described below and the “Limitation on Restricted Payments” covenant described above, (i) “Investment” shall include the Fair Market Value of the assets (net of liabilities) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined by our Board of Directors in good faith or, if it may be in excess of $10 million, by an Independent Financial Advisor.

      “Issue Date” means the original date of issuance of the new notes.

      “Lien” means any mortgage, charge, pledge, security interest, encumbrance, lien (statutory or other), hypothecation, assignment for security, claim, preference, priority or other encumbrance of any kind upon or with respect to any property (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any, security interest).

      “Loral” means Loral Space & Communications Ltd., a company organized under the laws of Bermuda.

      “Loral SpaceCom” means Loral SpaceCom Corporation, a company organized under the laws of Delaware.

      “Management Fee” means a management fee payable by us pursuant to the Management Services Agreement and not to exceed the management fee set forth in the Management Services Agreement on the Issue Date.

      “Management Services Agreement” means that certain management agreement dated as of November 17, 1997 among us, Loral Spacecom and Ediciones Enigma S.A. de C.V., as amended or supplemented from time to time.

      “Mexico” means the Estados Unidos Mexicanos (United Mexican States) and any branch of power, ministry, department, authority or statutory corporation or either entity (including a trust) owned or controlled directly or indirectly by the Estados Unidos Mexicanos (United Mexican States) or any of the foregoing or created by law as a public entity.

      “Moody’s” means Moody’s Investors Service, Inc., and its successors.

      “Net Cash Proceeds” means, (i) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed or sold with recourse to us or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents if converted within 12 months after receipt, net of (A) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

(B) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of us and our Restricted Subsidiaries, taken as a whole, (C) payments made to repay or secure Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (1) is secured by a Lien on the property or assets sold or (2) is required to be paid or pledged as security as a result of such sale and (D) appropriate amounts to be provided by us or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with U.S. GAAP and (ii) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or Cash Equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable (whether or not such taxes will actually be paid or are payable) as a result thereof.

      “Offer to Purchase” means an offer to purchase new notes by us from the holders commenced by mailing a notice to the new notes trustee and each holder stating: (i) the covenant pursuant to which the offer is being made and that all new notes validly tendered and not withdrawn will be accepted for payment on a pro rata basis up to the amount required to be so accepted; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Purchase Price Payment Date”); (iii) that any new note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless we default in the payment of the purchase price, any new note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest (or original issue discount) on and after the Purchase Price Payment Date; (v) that holders electing to have a new note purchased pursuant to the Offer to Purchase will be required to surrender the new note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the new note completed, to the paying agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Purchase Price Payment Date; (vi) that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third Business Day immediately preceding the Purchase Price Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount at maturity of new notes delivered for purchase and a statement that such holder is withdrawing his election to have such new notes purchased and (vii) that holders whose new notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the new notes surrendered; provided that each new note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples thereof.

      “Officer” means the chairman of the Board of Directors, the chief executive officer, the chief financial officer, the treasurer, the controller or any member of our Board of Directors (or the customary Mexican equivalent thereof).

      “Officers’ Certificate” means a certificate signed by any two of our chief executive officer, chief operating officer and chief financial officer (or the customary Mexican equivalent thereof).

      “Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the new notes trustee, which may include an individual employed as counsel to us or the new notes trustee.

      “Permitted Business” means any business of owning and/or operating satellites and offering via satellite transmission of television, radio, voice and data signals, including owning and/or operating the related ground networks and the associated transmission facilities.

      “Permitted Indebtedness” means the following Indebtedness (each of which shall be given independent effect) of us:

(a) Indebtedness under the new notes and the new notes indenture;

(b) Indebtedness under the Satmex 6 financings in an aggregate principal amount not to exceed $ million (or to the extent not denominated in U.S. dollars, the Dollar Equivalent of such amount) less any mandatory prepayments and scheduled repayments actually made thereunder (to the extent, in the case of payments of revolving credit Indebtedness, that the corresponding commitments have been permanently reduced);

(c) other Indebtedness an aggregate outstanding principal amount not to exceed $30 million (or to the extent not denominated in U.S. dollars, the Dollar Equivalent of such amount);

(d) Indebtedness owed to and held by any Restricted Subsidiary; provided that an Incurrence of Indebtedness shall be deemed to have occurred upon (x) any sale or other disposition of any Indebtedness referred to in this clause (d) to a Person other than us or a Restricted Subsidiary, or (y) any sale or other disposition of Capital Stock of a Restricted Subsidiary that holds our Indebtedness to the extent any such sale or disposition results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or (z) any designation as an Unrestricted Subsidiary of a Restricted Subsidiary which holds our Indebtedness;

(e) Interest Rate Protection Obligations to the extent relating to our Indebtedness (which Indebtedness (x) bears interest at fluctuating interest rates and (y) is otherwise permitted to be incurred under the “Limitation on Indebtedness” covenant);

(f) Indebtedness under Currency Agreements to the extent relating to (x) our Indebtedness and/or (y) obligations to purchase assets, properties or services incurred in the ordinary course of our business, provided that such Currency Agreements do not increase the our Indebtedness or other obligations or those of our Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities or compensation payable thereunder;

(g) Indebtedness in respect of surety or performance bonds provided, or in respect of reimbursement obligations relating to letters of credit issued for our account and provided, in the ordinary course of business in connection with the construction or operation of a Permitted Business; and

(h) Indebtedness to the extent it represents a replacement, renewal, refinancing, or extension of outstanding Indebtedness incurred or outstanding pursuant to clause (a), (b) or (c) or this clause (h) of this definition or the proviso to clause (a) of the covenant “Limitation on Incurrence of Indebtedness”; provided that (A) Indebtedness may not be replaced, renewed, refinanced or extended under this clause (h) with Indebtedness of any Restricted Subsidiary, (B) any such replacement, renewal, refinancing or extension (x) shall not result in such Indebtedness having a shorter Average Life as compared with the Indebtedness being replaced, renewed, refinanced or extended and (y) shall not exceed the sum of the principal amount (or, if such Indebtedness provides for a lesser amount to be due and payable upon a declaration or acceleration thereof, an amount no greater than such lesser amount) of the Indebtedness being replaced, renewed, refinanced or extended plus the amount of accrued interest and/or accreted discount thereon and the amount of any reasonably determined prepayment premium necessary to accomplish such replacement, renewal, refinancing or extension and such reasonable fees and expenses incurred in connection therewith and (C) in the case of any Indebtedness replacing, renewing, refinancing, or extending Indebtedness which is pari passu to the new notes, any such replacing, renewing, refinancing or extending Indebtedness is made pari passu to the new notes or subordinated to the new notes, and, in the case of any Indebtedness replacing, renewing, refinancing, or extending Subordinated Indebtedness, any such replacing, renewing, refinancing or extending Indebtedness is subordinated to the new notes to the same extent as the Indebtedness being replaced, renewed, refinanced or extended.

      “Permitted Interest Rate or Currency Agreement” of any Person means any Interest Rate Protection Obligation or Currency Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Indebtedness Incurred and Trade Payables and which shall have a notional amount no greater than the payments due with respect to the Indebtedness or Trade Payables being hedged thereby and not for purposes of speculation.

      “Permitted Investment” means (i) an Investment in a Restricted Subsidiary or an Asset Acquisition; (ii) Cash Equivalents and Permitted Peso Investments; (iii) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits; (iv) loans and advances to employees made in the ordinary course of business; (v) Interest Rate

Protection Obligations and Currency Agreements; (vi) Investments made in the ordinary course of business as payment for the construction or acquisition of a Permitted Business or the acquisition of Concession Titles not held by us on the Issue Date and (vii) notes received in connection with an Asset Sale.

      “Permitted Lien” means (i) Liens existing on the Issue Date; (ii) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Issue Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred in accordance with the “Limitation on Indebtedness” covenant, (1) to finance the cost (including the cost of design, development, construction, improvement, installation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (iii) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (iv) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes a Restricted Subsidiary, or is merged into or consolidated with us or any Restricted Subsidiary; (v) Liens in favor of us or any Restricted Subsidiary; (vi) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof, (vii) Liens securing Indebtedness permitted pursuant to clause (h) of the definition of “Permitted Indebtedness” or clause (c) of the definition of “Permitted Restricted Subsidiary Indebtedness,” provided that any such Indebtedness being refinanced was previously secured by a Permitted Lien and any such Lien shall not extend to or cover any property or assets other than those encumbered by the Lien securing the Indebtedness being refinanced; (viii) Liens incurred in the ordinary course of business securing Indebtedness under Interest Rate Protection Obligations and Currency Agreements, (ix) Liens on the funds held from time to time in the Interest Reserve Account and any investments or reinvestments thereof, (x) Liens arising under concession agreements with Mexico relating to the provision of satellite services or landing rights agreements with any governmental authority, provided that such Liens do not extend to or cover any property or assets other than the rights granted under such agreements and (xi) any Lien arising by reason of (a) any judgment, decree or order of any court, so long as such Lien is being contested in good faith and is appropriately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired, (b) taxes, duties, assessments, imposts or other governmental charges that are not yet delinquent or are being contested in good faith, (c) security for payment of worker’s compensation or other insurance, (d) security for the performance of tenders, contracts (other than contracts for the payment of money) or leases, (e) deposits to secure public or statutory obligations, or to secure permitted contracts for the purchase or sale of any currency entered into in the ordinary course of business, (f) the operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums that are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings that suspend the collection thereof and (g) easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects that do not in the aggregate materially interfere with the ordinary conduct of the business of us or any of our Restricted Subsidiaries.

      “Permitted Peso Investments” means Peso-denominated investments of the following types: (i) marketable direct obligations issued by, or unconditionally guaranteed contractually by, the government of Mexico and backed by the full faith and credit of the government of Mexico, in each case maturing within six months from the date of acquisition and (ii) certificates of deposit, time deposits, or overnight bank deposits having maturities of six months or less from the date of acquisition issued by Banco Nacional de Mexico S.A. or another commercial bank of comparable standing and credit quality organized under the laws of Mexico, or any commercial bank organized under the laws of the United States of America or any state thereof and having combined capital and surplus of not less than $500,000,000 (or any subsidiary of any such bank established under the laws of Mexico with a banking license).

      “Permitted Restricted Subsidiary Indebtedness” means the following Indebtedness (each of which shall be given independent effect) of a Restricted Subsidiary:

(a) Indebtedness of any Restricted Subsidiary outstanding on the Issue Date;

(b) Indebtedness of any Restricted Subsidiary owed to and held by us or a Restricted Subsidiary; provided that an Incurrence of Indebtedness shall be deemed to have occurred upon (x) any sale or other disposition of any Indebtedness of a Restricted Subsidiary referred to in this clause (b) to a Person other than us or a Restricted Subsidiary or (y) any sale or other disposition of Capital Stock of a Restricted Subsidiary which holds Indebtedness of another Restricted Subsidiary such that the holder of such Indebtedness ceases to be a Restricted Subsidiary or (z) any designation of a Restricted Subsidiary that holds Indebtedness of another Restricted Subsidiary as an Unrestricted Subsidiary;

(c) Indebtedness of any Restricted Subsidiary to the extent it represents a replacement, renewal, refinancing, or extension of outstanding Indebtedness of such Restricted Subsidiary incurred or outstanding pursuant to clause (a) or this clause (c) of this definition; provided that any such replacement, renewal, refinancing or extension (x) shall not result in such Indebtedness having a shorter Average Life as compared with the Indebtedness being replaced, renewed, refinanced or extended and (y) shall not exceed the sum of the principal amount (or, if such Indebtedness provides for a lesser amount to be due and payable upon a declaration or acceleration thereof, an amount no greater than such lesser amount) of the Indebtedness being replaced, renewed, refinanced or extended plus the amount of accrued interest and/or accreted discount thereon and the amount of any reasonably determined prepayment premium necessary to accomplish such replacement, renewal, refinancing or extension and such reasonable fees and expenses incurred in connection therewith;

(d) Indebtedness of any Restricted Subsidiary Incurred after the Issue Date to Guarantee any of our outstanding obligations under the senior secured credit facilities and the senior secured notes in each case to the extent required thereunder; and

(e) Indebtedness of any Restricted Subsidiary in respect of surety or performance bonds provided, or in respect of reimbursement obligations relating to letters of credit issued for the account of any Restricted Subsidiary and provided, in the ordinary course of business in connection with the construction or operation of a Permitted Business.

      “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Peso” means the lawful currency of Mexico.

      “Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or preference stock, whether outstanding on the Issue Date or issued after the Issue Date.

      “Proportionate Share” means, as of any date of calculation, an amount equal to (i) the outstanding principal amount of new notes as of such date, divided by (ii) the sum of clause (i) plus the outstanding principal amount as of such date of all other Indebtedness (other than Subordinated Indebtedness) of the Issuer, the terms of which obligate the Issuer to make a purchase offer in connection with an Asset Sale with the Proceeds of the Asset Sale giving rise thereto.

      “Redemption Date” means, with respect to any new note, the fixed date on which such new note is to be redeemed, in whole or in part, by us pursuant to the terms of the new notes.

      “Released Indebtedness” means, with respect to any Asset Sale, Indebtedness (i) which is owed by us or any Restricted Subsidiary (the “Obligors”) prior to such Asset Sale; (ii) which is assumed by the purchaser or any affiliate thereof in connection with such Asset Sale; and (iii) with respect to the Obligors receive written, unconditional releases from each creditor, no later than the closing date of such Asset Sale.

      “Restricted Payment” means (i) any dividend or distribution of any kind or character (whether in cash, securities or other property) on account of any class of our or any of our Restricted Subsidiaries’ Capital Stock

or to holders thereof (including, without limitation, any payment to our stockholders in connection with a merger or consolidation involving us), other than (a) dividends or distributions payable solely in our Capital Stock (other than Disqualified Stock) or (b) dividends or distributions payable solely to us or any Restricted Subsidiary and, if such Restricted Subsidiary paying the dividend or distribution is not a Wholly Owned Subsidiary, payable simultaneously to its minority shareholders on a pro rata basis; (ii) the purchase, redemption or other acquisition or retirement for value of any our Capital Stock or any Restricted Subsidiary; (iii) any principal payment on, or the purchase, redemption, defeasance or other acquisition or retirement for value of, any Subordinated Indebtedness of us or any Restricted Subsidiary prior to any scheduled repayment date, mandatory sinking fund payment date or final maturity date, other than through the payment, purchase, redemption or acquisition by us of Subordinated Indebtedness of us or any of our Restricted Subsidiaries through the issuance in exchange for our Capital Stock (other than Disqualified Stock) or other Subordinated Indebtedness of us or of such Restricted Subsidiary or (iv) the making of any Investment (other than a Permitted Investment) in any Person (other than an Investment by a Restricted Subsidiary in us or an Investment by us or a Restricted Subsidiary in either (x) a Restricted Subsidiary or (y) a Person that becomes a Restricted Subsidiary as a result of such Investment; provided that the primary business of such Restricted Subsidiary is a Permitted Business).

      “Restricted Subsidiary” means any Subsidiary ours (including any newly acquired or newly formed Subsidiary) other than an Unrestricted Subsidiary.

      “Restricted Subsidiary Indebtedness” means Indebtedness of any Restricted Subsidiary.

      “S&P” means Standard & Poor’s, a division of McGraw-Hill Inc., and its successors.

      “Sale and Leaseback Transactions” means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Wholly Owned Restricted Subsidiary of such Person or between one or more Wholly Owned Restricted Subsidiaries of such Person) pursuant to which property is sold or transferred by such Person or a Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of their Subsidiaries.

      “Significant Subsidiary” means, at any date of determination, any of our Restricted Subsidiaries that, together with its Subsidiaries: (i) for our most recent fiscal year, accounted for more than 10% of the consolidated revenues of us and our Restricted Subsidiaries; or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of us and our Restricted Subsidiaries, all as set forth on our most recently available consolidated financial statements for such fiscal year.

      “Sponsors” means, collectively, Principia and Loral.

      “Stated Maturity” means (i) with respect to any security, the date specified in such security as the fixed date on which the final installment of principal of such security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any security, the date specified in such security as the fixed date on which such installment is due and payable.

      “Strategic Investor” means a Person engaged in the telecommunications industry or business.

      “Subordinated Indebtedness” means any of our Indebtedness that is expressly subordinated in right of payment to the new notes, including premium and accrued and unpaid interest.

      “Subsidiary” means, with respect to any Person, any corporation, association or other business entity (i) of which outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person, or (ii) of which at least a majority of voting interest is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

      “Subsidiary Guarantee” means a guarantee to be executed and delivered to the new notes trustee by each Person that in the future becomes our Restricted Subsidiary.

      “Taxes” means any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liability related thereto) imposed or levied by or on behalf of a Taxing Authority.

      “Taxing Authority” means any government or political subdivision or territory of Mexico or possession of any government or any authority or agency therein or thereof having power to tax.

      “Total Consolidated Indebtedness” means, at the time of determination, an amount equal to the aggregate amount of all Indebtedness of us and the Restricted Subsidiaries outstanding (without duplication) as of the date of determination.

      “Total Consolidated Indebtedness to Consolidated EBITDA Ratio” means, as at any date of determination, the ratio of (i) the aggregate amount of Total Consolidated Indebtedness as at the date of determination (the “Relevant Date”) to (ii) the Consolidated EBITDA for the then most recent four full fiscal quarters for which reports have been filed pursuant to the “Reports to holders” covenant described below or, until four such reports have been filed, the then most recent fiscal quarters that concluded more than 40 days prior to the Relevant Date multiplied to total a period of 12 months (each such period being referred to herein as the “Four Quarter Period”); provided that (x) pro forma effect shall be given to any Indebtedness Incurred or repaid from the beginning of the Four Quarter Period through the Relevant Date (including any Indebtedness Incurred or repaid on the Transactions Date), to the extent outstanding on the Relevant Date, (y) if during the period commencing on the first day of such Four Quarter Period through the Transactions Date (the “Reference Period”), we or any of our Restricted Subsidiaries shall have engaged in any Asset Sale, Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive), or increased by an amount equal to the Consolidated EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale as if such Asset Sale had occurred on the first day of such Reference Period and (z) if during such Reference Period we or any of the Restricted Subsidiaries shall have made any Asset Acquisition, Consolidated EBITDA shall be calculated on a pro forma basis as if such Asset Acquisition had taken place on the first day of such Reference Period.

      “Trade Payables” means, with respect to any Person, any accounts payable or any other Indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

      “Transactions Date” means, with respect to the Incurrence of any Indebtedness by us or any of our Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

      “United States — Mexico Tax Treaty” means the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income dated September 18, 1992, as amended, modified, supplemented and in effect from time to time.

      “Unrestricted Subsidiary” means any Subsidiary of us that at the time of determination, which shall be after the Issue Date, shall have been designated an Unrestricted Subsidiary by the Chief Financial Officer or customary Mexican equivalent with the approval of either the Board of Directors or a majority of our shareholders, in the manner provided below and which remains so designated at the time of determination, together with any Subsidiary of such Unrestricted Subsidiary. The Chief Financial Officer with the approval of either the Board of Directors or a majority of the shareholders may, by a Resolution delivered to the new notes trustee, designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Restricted Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, us or any Restricted Subsidiary (other than a Subsidiary of the Subsidiary to be so designated) or owns a satellite or a Concession Title and provided that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the “Limitation on Restricted Payments” covenant described above after giving effect to the designation. The Chief Financial Officer with the approval of either the Board of Directors or a majority of our shareholders may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such designation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the new notes indenture. Any designation by the Chief Financial Officer pursuant to this paragraph shall be evidenced to the new notes trustee by promptly filing with the new notes trustee a copy of the resolution of our Board of Directors or of our shareholders’ meeting, as the case may be, giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing provisions.

      “U.S. GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and pronouncements of the Financial Accounting Standards Board or in such other statements and pronouncements by such other entity as approved by a significant segment of the accounting profession in the United States; provided that, except as specifically provided in the new notes indenture, all calculations made for purposes of determining compliance with the covenants set forth above under “— Certain Covenants” shall use U.S. GAAP as in effect on the Issue Date.

      “Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of board of directors members, managing directors, managers or other voting members of the governing body of such Person, provided that with respect to us, the term “Voting Stock” shall not include the Class N Shares.

      “Wholly Owned” means, with respect to any Subsidiary of any Person, such Subsidiary if all the outstanding Capital Stock in such Subsidiary (other than any directors’ qualifying shares or, to the extent mandated by applicable law, shares held by any other Person) is owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Book-Entry; Global Securities

      The new notes will be issued in the form of one or more global securities (each, a “global security”) in registered form, deposited with DTC and registered in the name of Cede & Co., DTC’s nominee.

      So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole holder of the new notes represented by such global security for all purposes under the new notes indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have new notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of new notes in certificated form and will not be considered the owners or holders thereof under the new notes indenture.

      If (1) DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and any other applicable statute or regulation, and, in either case, a successor depository is not appointed by us within 60 days, or (2) an Event of Default has occurred and is continuing, we will execute and cause the new notes trustee to authenticate and deliver new notes in definitive registered form in exchange for the global securities. In addition, we may at any time, and in our sole discretion, determine not to have any new notes represented by one or more global securities, and, in such event, execute and cause the new notes trustee to authenticate and deliver new notes in definitive registered form in exchange for the relevant global securities. In any such instance, the new notes in definitive registered form shall be registered in such name and in such denomination as the direct or indirect participants of DTC shall instruct, and the new notes trustee shall deliver the new notes. New notes so issued in definitive registered form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons. DTC will act as securities depository for the new notes.

      The following description of the operations of DTC, Euroclear and Clearstream, Luxembourg, is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge you to contact the system or their participants directly to discuss these matters.

      DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers an trust companies that maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or the indirect participants. The ownership of interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and the indirect participants.

      DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global securities, DTC will credit the accounts of the participants designated by holders of existing notes who exchange their existing notes in the exchange offer with portions of the principal amount of the global securities; and

(2) ownership of these interests in the global securities will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants (with respect to other owners of beneficial interests in the global securities).

      Payments in respect of the principal of, and interest and premium, if any, on a global security registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the new notes indenture. Under the terms of the new notes indenture, we and the new notes trustee will treat the persons in whose names the new notes, including the global securities, are registered as the owners of the new notes for the purpose of receiving payments and all other purposes. Consequently, neither we nor the new notes trustee, or any agent of us or of the new notes trustee, has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global securities; or

(2) any other matter relating to the actions or practices of DTC or any of its participants or indirect participants.

      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of DTC, the new notes trustee or us. Neither we nor the new notes trustee will be liable for any delay by DTC or its participants in identifying the beneficial owners of the new notes, and we and the new notes trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants of Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

      Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets the settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving payment in accordance with normal procedures for same day fund settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream, Luxembourg.

      Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the new notes trustee, or any of our respective agents, will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same Day Settlement and Payment

      We will make payments in respect of the new notes represented by the global securities (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the global security holder. We will make all payments of principal, interest and premium, if any, and liquidated damages, if any, with respect to certificated new notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to that holder’s registered address. The new notes represented by the global securities are expected to trade in DTC’s Same Date Funds Settlement System, and any permitted secondary market trading activity in the new notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated new notes will also be settled in immediately available funds.

      Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a global security from a participant in DTC will be credited, and any crediting of this type will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in a global security by or through a Euroclear or Clearstream, Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The discussion below addresses the material United States federal income tax consequences of:

•	the exchange of existing notes for new notes pursuant to the exchange offers,

•	holding the new notes received in the exchange, and

•	the adoption of the proposed amendments, in the case of holders that continue to hold existing notes.

      The discussion is based upon the tax laws in effect on the date hereof, including:

•	the Internal Revenue Code of 1986, as amended, which is referred to in this prospectus as the “Code”,

•	Treasury Regulations,

•	published administrative interpretations of the Internal Revenue Service, which is referred to in this prospectus as the “IRS”, and

•	judicial decisions.

      These tax laws are subject to change, possibly on a retroactive basis. The discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to you, as your tax treatment may vary depending on your particular situation. Certain classes of United States holders such as the following may be subject to special rules not discussed below:

•	insurance companies;

•	tax-exempt organizations;

•	employee stock ownership plans;

•	financial institutions;

•	brokers;

•	dealers;

•	regulated investment companies;

•	real estate investment trusts;

•	subchapter S corporations;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	persons whose functional currency is not the United States dollar;

•	persons who hold existing notes as a hedge or otherwise have hedged the risk of holding existing notes;

•	persons who hold existing notes as part of (or in connection with) a “straddle,” “conversion” or other integrated transaction; and

•	persons who use the mark-to-market method of accounting, including traders in securities who so elect.

      In the case of a holder that is a partnership, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding existing notes, you should consult your own tax advisor. In addition, the discussion does not consider the alternative minimum tax or the effect of any applicable foreign, state, local or other tax laws. This discussion assumes that United States holders have held their existing notes as “capital assets” within the meaning of Code Section 1221.

      Where the discussion refers to a United States holder, this means a beneficial owner of existing notes who or which is:

•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

      Where the discussion refers to a “Non-United States holder” this means any holder that is not a United States holder.

      The discussion assumes that the new notes will have a maturity date no earlier than 2009 and the new notes will provide for stated interest at a fixed rate, payable at least annually.

Taxation of United States Holders Who Participate in the Exchange

Treatment of the Exchange

      Treatment of Accrued Interest. Proceeds that are attributable to accrued and unpaid interest not previously included in income will be treated as interest income. References in the following discussion to cash or other proceeds of the exchange offers do not include amounts that are deemed to be attributable to accrued and unpaid interest.

      Exchange of Existing Notes for New Notes. If you are a United States holder participating in an exchange of existing notes for new notes, you will realize a gain or loss on the exchange if the exchange results in a “significant modification” within the meaning of the applicable Treasury Regulations promulgated under section 1001 of the Code. The exchange of a new debt instrument for an existing debt instrument is a “significant modification” if, based on all the facts and circumstances and taking into account all modifications, other than certain specified modifications, the legal rights and obligations under the existing debt instrument are altered in a manner that is “economically significant.” Treasury Regulations provide that a change to the maturity date of the notes is not a significant modification if the final payment is made within the lesser of 5 years or a period of time that is 50 percent of the original term of the existing notes. A change in the yield on the notes, which is determined by taking into account any payments made to a holder as consideration for the modification but not any commercially reasonable prepayment penalty, is not a significant modification unless the yield on the new notes varies from the yield on the existing notes by more than the greater of  1/4 of one percent or five percent of the annual yield on the existing notes. A modification that merely adds, deletes or alters customary accounting or financial covenants is not a significant modification.

      If the exchange of existing notes for new notes is a significant modification, you nevertheless will not recognize gain or loss if the exchange qualifies as a “recapitalization”. The exchange will qualify as a “recapitalization” only if the existing notes and the new notes constitute “securities” under section 354 of the Code. The term “security” is not defined in the Code or the Treasury Regulations and has not been clearly defined by judicial decisions. The test as to whether a debt instrument is a security involves an overall evaluation of the nature of the debt instrument, the extent of the investor’s proprietary interest in the issuer and certain other considerations. One of the most significant factors considered in determining whether a particular debt instrument is a security is its original term to maturity. In general, debt instruments with a term of less than five years are not likely to (but may in certain circumstances) be considered securities, debt instruments with a term of ten years or more are highly likely to be considered securities, while debt instruments with an initial term at issuance of five to ten years might be considered securities, although their status is not entirely clear.

      The exchange of existing notes for new notes should be treated as a significant modification. Accordingly, the United States federal income tax consequences to United States holders who exchange their existing notes for new notes will depend on, among other things, whether the existing notes and new notes constitute “securities” under Section 354 of the Code. Although the matter is not free from doubt, taking into account the reasons for the exchange offer, the other terms of the existing notes and new notes and the nature of the investment risks borne by United States holders of the existing notes and new notes, both the existing notes and new notes should be treated as securities for United States federal income tax purposes. If the existing notes and new notes are securities, the exchange of existing notes for new notes would constitute a “recapitalization” and you would not recognize any gain or loss on the exchange. Your tax basis in the new notes would equal your adjusted tax basis in the existing notes, and your holding period for the new notes would include the period that you held your existing notes.

      If the existing notes or the new notes were not treated as securities for purposes of Code section 354 and the exchange of existing notes for new notes is a significant modification, then the exchange of existing notes for new notes would be a taxable event. In that event, you would recognize taxable gain or loss equal to the difference between the issue price of the new notes you receive in exchange for the existing notes and your adjusted tax basis in the existing notes. Subject to the applicability of the market discount rules, any gain on the exchange would be capital gain and would be long-term capital gain if you had held the existing notes for more than one year. In general, if you acquired the existing notes with market discount, any gain realized by you on the exchange would be treated as ordinary income to the extent of the portion of the market discount that accrued while such existing notes were held by you, unless you have elected to include market discount in income currently as it accrues. Your tax basis in the new notes would equal the issue price of the new notes you received, and your holding period for the new notes would begin on the date following the date of the exchange. As described below under “Consequences of Holding New Notes — Bond Premium, Acquisition Premium and Market Discount,” you will be deemed to hold the existing notes with market discount if your tax basis in the existing notes at the time you acquired the notes (which in most cases would be your purchase price for the notes) was less than the adjusted issue price of the existing notes by more than a de minimis amount.

      Issue Price of New Notes. As described above under “Treatment of the Exchange — Exchange of Existing Notes for New Notes,” the amount of gain or loss recognized on the exchange, if any, may depend in part on the issue price of the new notes. The issue price of the new notes also is relevant to the application of the original issue discount rules, as described below under “Consequences of Holding New Notes — Original Issue Discount”.

      The issue price of the new notes depends on whether a substantial amount of the new notes or the existing notes are treated as “traded on an established market” within the meaning of the applicable Treasury Regulations. If a substantial amount of the new notes are traded on an established market, the issue price of the new notes would be their fair market value on the date of the exchange. If the new notes are not traded on an established market but the existing notes are traded on an established market, the issue price of the new notes would be equal to the fair market value of the existing notes for which they are exchanged. If neither the new notes nor the existing notes are traded on an established market, the issue price of the new notes would be equal to the stated principal amount of the new notes.

      Notes are traded on an established market if, among other things, at any time during the 60-day period ending 30 days after the issue date:

•	the notes are listed on a national securities exchange, certain designated foreign exchanges or an interdealer quotation system sponsored by certain national securities associations,

•	the notes appear on a system of general circulation that provides a reasonable basis to determine fair market value by disseminating recent price quotations of identified brokers, dealers or traders or actual prices of recent sales, or

•	price quotations are readily available from dealers, brokers or traders.

      Satmex expects that the new notes will be treated as traded on an established market and intends, to the extent required, to report information to the IRS on that basis. If Satmex determines, based on the facts and circumstances following the issue date, that the new notes should not be treated as traded on an established market, it will, to the extent required, report information to the IRS on the basis of the trading prices of the existing notes. However, because the determination is highly factual, the IRS may take the position that neither the new notes nor the existing notes are traded on an established market, and accordingly that the issue price for the new notes is their stated principal amount.

      Fee for Consent to Proposed Amendments. While no stated consent fee is being offered, the IRS might assert that a portion of the consideration you receive in the exchange is a fee for consenting to the proposed amendments. There is no authority directly on point regarding the proper treatment of consent fees. Such a fee likely would be taxable as ordinary income and the computation of gain or loss would be adjusted accordingly. However, we do not believe that any portion of the consideration you receive in the exchange should be treated as a consent fee.

Consequences of Holding New Notes

      Payments of Interest. Interest paid to you on a new note, including any Mexican withholding tax thereon and any Additional Amounts, will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting if the amount constitutes “qualified stated interest,” as defined below.

      Original Issue Discount. If the issue price of the new notes is less than their “stated redemption price at maturity” by more than a de minimis amount ( 1/4 of 1 percent of the new notes’ stated redemption price at maturity multiplied by the number of complete years to their stated maturity), the new notes will be treated as issued with original issue discount for United States federal income tax purposes. The issue price of the new notes will be determined as described above under “Treatment of the Exchange — Issue Price of New Notes.” The stated redemption price at maturity of the new notes is the sum of all payments due under the new notes other than payments of “qualified stated interest.” The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

      In general, you will be required to include any original issue discount in gross income under a constant yield method as ordinary income over the term of the new notes in advance of cash payments attributable to such income, regardless of whether you are a cash or accrual method taxpayer, and without regard to the timing or amount of any actual payments.

      Credit or Deduction for Foreign Taxes. You may be entitled to a deduction or credit for taxes withheld, subject to applicable limitations in the Code and Treasury Regulations, including that the election to deduct or credit foreign taxes applies to all foreign taxes for a particular year and that you must claim any benefits for which you are eligible under the applicable income tax treaty . Interest income, which includes Mexican taxes withheld therefrom and Additional Amounts, and original issue discount on the notes generally will constitute foreign source income and generally will be considered “passive income,” or, for certain types of United States holders, “financial services income” for purposes of computing the foreign tax credit. Mexican withholding taxes may be imposed at times that differ from the times at which you are required to include interest or original issue discount in income for United States federal income tax purposes, and this disparity may limit the amount of foreign tax credit available. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit in light of your particular circumstances. Guidance issued by the United States Treasury may deny a foreign tax credit for foreign taxes imposed with respect to the new notes if you hold the new notes in arrangements in which your expected economic profit, after non-United States taxes, is insubstantial.

      Bond Premium, Acquisition Premium and Market Discount. If you have a tax basis in a new note that exceeds the note’s stated redemption price at maturity, the new note has bond premium to the extent of that excess. You generally may elect to amortize the premium using the constant yield to maturity method as a reduction of your interest income from the note. The election to amortize premium on a constant yield to maturity method once made applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Premium on a note held by you where such election was not made will decrease the gain or increase the loss otherwise recognized on disposition or retirement of the note.

      If you have a tax basis in a new note that is more than its issue price but less than its stated redemption price at maturity, you have acquisition premium with respect to such note to the extent of that excess, and you will not include original issue discount on the new note in income to the extent of the acquisition premium.

      Any United States holder that has a tax basis in a new note that is less than its issue price will be subject to the market discount rules (unless the amount of excess of the issue price over the basis is less than a specified de minimis amount, in which case market discount is considered to be zero). If a note is purchased with market discount, you may elect (but are not required) to take market discount into income over the remaining life of the note, either on a ratable or economic yield basis. In addition, assuming that the exchange of existing notes for new notes is treated as a recapitalization, you may be required to carry over to the new note any accrued market discount with respect to the existing note to the extent that the accrued market discount was not previously included in income. Because, as discussed above, the issue price of the new notes is expected to be less than the stated principal amount of the new notes, you may have all or part of such market discount effectively converted into original issue discount. Any gain recognized on a sale or exchange of a note with market discount is treated as ordinary income to the extent of the market discount accrued to the date of disposition, less any accrued market discount previously reported as ordinary income.

      Sale, Exchange and Retirement of the New Notes Subsequent to the Exchange. Your tax basis in the new notes will, in general, be the issue price of the new notes, increased by original issue discount or market discount previously included in income and reduced, but not below zero, by:

•	any amortizable bond premium allowable as a deduction against interest income with respect to the new note, and

•	any payments you receive on the new note prior to the sale other than qualified stated interest.

      Upon the sale, exchange, retirement or other disposition of the new notes, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (other than an amount equal to any accrued and unpaid interest which will be treated as a payment of interest for federal income tax purposes) and the adjusted tax basis of the new notes. Gain or loss realized on the sale, exchange or retirement of the new notes will generally be treated as United States source gain or loss. Consequently, you may not be able to claim a credit for any Mexican tax imposed upon a disposition of a new note unless you can apply the credit, subject to applicable limitations, against tax due on other income treated as derived from foreign sources. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

United States Holders of Existing Notes Not Participating in the Exchange Offers

      If you do not participate in the exchange offers, or if you participate with respect to less than all of your existing notes, you will not be affected with respect to your retained notes unless the proposed amendments are adopted. If the proposed amendments are adopted and you do not participate in the exchange offers, you will be affected if the adoption of the amendments results in a “significant modification” of the existing notes. In that event, the existing notes would be deemed to have been exchanged for new notes.

      Adoption of the proposed amendments would result in a “significant modification” if, based on all the facts and circumstances and taking into account all modifications, other than certain specified modifications, the legal rights and obligations under the existing notes are altered in a manner that is “economically significant.” While Treasury Regulations provide that a modification that adds, deletes or alters customary accounting or financial covenants is not a significant modification, there is no authority addressing what type of covenants are customary accounting or financial covenants, and the proposed amendments (including the deletion of certain events of default) may be viewed as extending beyond this exception. Due to the absence of authority, it is unclear whether adoption of the proposed amendments will result in a taxable event to you. Satmex nevertheless intends to take the position for United States federal income tax purposes that the proposed amendments are not a modification that is economically significant and accordingly, there is no deemed exchange of the existing notes for new notes. However, there can be no assurance that the IRS will not take a contrary position. If a significant modification does result, the deemed exchange is unlikely to qualify as a recapitalization as the note deemed to have been received would have a tenor of less than five years. Accordingly, in that event, the proposed amendments would result in a taxable event to you. If so, you would recognize taxable gain or loss equal to the difference between the issue price of the notes deemed to have been received in the deemed exchange for the existing notes and your adjusted tax basis in the existing notes. Subject to the applicability of the market discount rules, any gain on the deemed exchange would be capital gain and would be long-term capital gain if you had held the existing notes for more than one year. In general, if you acquired the existing notes with market discount, any gain realized by you on the deemed exchange would be treated as ordinary income to the extent of the portion of the market discount that accrued while such existing notes were held by you, unless you have elected to include market discount in income currently as it accrues. Your tax basis in the notes deemed to have been received would equal the issue price of such notes, and your holding period would begin on the date following the date of the deemed exchange. As described above under “Consequences of Holding New Notes — Bond Premium, Acquisition Premium and Market Discount,” you will be deemed to hold the existing notes with market discount if your tax basis in the existing notes at the time you acquired the notes (which in most cases would be your purchase price for the notes) was less than the adjusted issue price of the existing notes by more than a de minimis amount.

United States Taxation of Non-United States Holders

      Interest on notes paid to you generally will not be subject to United States income or withholding tax if the interest is not effectively connected with your conduct of a trade or business in the United States. Gain realized on the disposition of existing notes or new notes will generally not be subject to United States federal income tax unless the gain is effectively connected with your conduct of a United States trade or business or you are an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met.

Backup Withholding and Information Reporting

      The exchange of existing notes by a United States holder pursuant to the offers generally will be subject to information reporting requirements. To avoid the imposition of backup withholding, if you are a United States holder, you should complete an IRS Form W-9 which can be obtained at the website of the Internal Revenue Service at www.irs.gov. In addition, you should either:

•	provide your correct taxpayer identification number which, in the case of an individual United States holder, is his or her social security number, and certain other information, or

•	establish a basis for an exemption from backup withholding. Certain holders such as corporations, individual retirement accounts and certain foreign individuals are exempt from these backup withholding and information reporting requirements.

      If the Exchange Agent is not provided with the correct taxpayer identification number or an adequate basis for exemption, a United States holder may be subject to a backup withholding tax on the gross proceeds received in the offers.

      Payments on the new notes, including original issue discount, and proceeds of sale of the new notes, also are subject to information reporting requirements, and to backup withholding unless the United States holder is exempt from backup withholding or provides its taxpayer identification number as described above.

      If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

Recent Regulations Applicable to Reportable Transactions

      Recently issued Treasury Regulations intended to address potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on a disclosure statement in prescribed form attached to its federal income tax return and retain information relating to the transaction. Organizers and sellers of reportable transactions and certain advisors are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. Whether or not it is in fact tax-motivated, a transaction may be a “reportable transaction” based upon any of several indicia, including:

•	the existence of confidentiality agreements,

•	certain indemnity arrangements,

•	potential for recognizing investment or other losses, or

•	significant book-tax differences,

one or more of which may be present with respect to or in connection with the exchange. Investors should consult their tax advisors concerning any possible disclosure obligation with respect to their investment and penalties for noncompliance that would apply under current or proposed law, and should be aware that Satmex and other participants in the transaction intend to comply with the disclosure and maintenance requirements under such regulations as they determine apply to them with respect to this transaction.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE OFFERS IN YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF FEDERAL STATE, LOCAL AND FOREIGN TAX LAWS.

MATERIAL MEXICAN FEDERAL INCOME TAX CONSIDERATIONS

Mexican Taxation

      The following is a general summary of the principal anticipated Mexican tax consequences to holders of the new notes with respect to the ownership, disposition and exchange of the new notes.

      This discussion does not address all Mexican federal tax considerations that may be relevant to particular holders of the new notes, nor does it address special tax rules applicable to certain categories of holders of the new notes under the tax laws of any state or locality of Mexico. This summary does not constitute, and should not be considered, as legal or tax advice to the holders. The summary is for general information purposes only and is based upon the federal tax laws of Mexico as in effect on the date of this offering memorandum.

Mexican Federal Tax Consequences for Non-Mexican Residents

General

      The following is a general summary of the principal consequence, under Mexico’s federal income tax law (Ley del Impuesto sobre la Renta) (the “Mexican Income Tax Law”), the regulations thereto and rules thereunder as currently in effect and under the Tax Treaty, relating to the ownership, disposition and exchange of the new notes by a holder that is not a resident of Mexico for tax purposes and that will not hold the new notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “Non-Mexican Holder”).

      Each Non-Mexican Holder should consult a tax advisor as to the particular Mexican or other tax consequences to such Non-Mexican Holder or holding the new notes, including the applicability and effect of any state, local or foreign tax laws.

Interest and Principal

      Under the Mexican Income Tax Law, payments of interest (including original issue discount which is deemed as interest) made by us in respect of the new notes to a Non-Mexican Holder will be subject to a Mexican withholding tax assessed at the rate of 4.9%; provided that the new notes are held through banks or brokerage houses in a country with which Mexico has a treaty for the avoidance of double taxation (a “Tax Treaty”) in force, and provided further that: (a) the new notes are registered in the Special Section of the RNV, and (b) periodic information and other requirements before the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público), or SHCP, are duly satisfied under the terms of the rule described below. If the requirements mentioned in (a) and (b) are not met, the applicable Mexican withholding tax rate will be 10%.

      Under rule 3.25.15, published in the Official Gazette of the Federation (Diario Oficial de la Federación) on March 31, 2003, which rule is subject to amendment or repeal but is expected to remain in effect until March 31, 2004, the requirements to be satisfied and the information to be provided to the SHCP are that: (a) the new notes are registered in the Special Section of the RNV (and copies of the approval of such registration are provided to the SHCP), (b) we timely file with the SHCP, after completion of the transaction contemplated by this offering memorandum, certain information relating to the issuance of the new notes, (c) we timely file with the SHCP information representing that no party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each such interest payment, and (d) we maintain records which evidence compliance with items (a), (b) and (c) above.

      We expect that such requirements will be met and, accordingly, we expect to withhold Mexican tax from interest payments on the new notes made to Non-Mexican Holders at the rate of 4.9%.

      A 34% income tax withholding rate will be applicable instead of the rates mentioned above when the effective beneficiaries of the interest on the new notes, jointly or individually, directly or indirectly, receive 5% or more of the aggregate amount of each such interest payment, and such effective beneficiaries are: (a) shareholders of more than 10% of our voting shares, irrespective of whether such shares are held directly or indirectly, jointly or individually, with a related party to the owner of the notes, or (b) legal entities of which more than 20% of their shares, directly or indirectly, jointly or individually, are owned by a related party to us.

      Under the Mexican Income Tax Law, payments of interest made by us with respect to the new notes to non-Mexican pension or retirement funds are exempt from Mexican withholding taxes, provided that the funds (a) are the effective beneficiary of the interest, (b) are duly organized pursuant to the laws of its country of origin (regardless of the type of organization), (c) is exempt from income tax in such country, and (d) is registered with the SHCP.

      Non-Mexican Holders should consult their tax advisors regarding whether they reside in a country that has entered into a Tax Treaty with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under such treaty. In case any treaty for the avoidance of double taxation with Mexico is applied, certain procedural requirements under the Mexican Income Tax Law would need to be complied with.

Dispositions and Exchanges

      Gains resulting from the sale or other dispositions of the new notes by a Non-Mexican Holder will not be subject to Mexican income tax. The exchange of the new notes, as described in this offering memorandum, will not be a taxable event for a Non-Mexican Holder and, therefore, will not be subject to Mexican income tax.

      Interest accrued that is not due and payable under the terms applicable to the existing notes before the exchange of the existing notes for the new notes will not be subject to a Mexican income tax withholding under the terms described above, but such interest will be subject to a Mexican income tax withholding when such interest becomes due and payable under the new notes after the exchange of the existing notes for the new notes.

Other Taxes

      A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to the exchange of the existing notes, nor will such a Foreign Holder be liable for Mexican stamp, registration or similar taxes.

Mexican Federal Tax Consequences for Mexican Residents

      The following are the anticipated principal Mexican federal tax consequences with respect to the ownership and exchange of the existing notes applicable to a holder of the new notes who is a Mexican resident, and does not include and exhaustive description of the Mexican federal tax effects that may arise for such a holder.

      For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her domicile in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is organized under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment will be required to pay taxes in Mexico in accordance with applicable law, for income attributable to such permanent establishment.

Interest and Principal

      Interest arising from the new notes for Mexican resident holders will be subject to Mexican income tax. For Mexican resident holders that are legal entities, income tax will be imposed on interest including foreign exchange gains or losses on an accrual basis. For Mexican resident holders who are individuals interest will be deemed taxable income when such interest is effectively received on a net inflation basis following the procedure set forth by the Mexican Income Tax Law, including foreign exchange gains.

Disposition and Exchange

      The Mexican income tax effect arising for a Mexican resident holder of the new notes on the disposition or exchange of the new notes may vary depending on the conditions of the acquisition, disposition or exchange of the new notes, as well as on the characteristics of the holder. Therefore, the holders should seek advice from Mexican tax counsel to determine the effects on a case by case basis.

LEGAL MATTERS

      The validity of the new notes will be passed upon as to Mexican law by Franck, Galicia y Robles, S.C., Mexico City, Mexico, and as to New York law by Milbank, Tweed, Hadley & McCloy LLP, Palo Alto, California, as our special U.S. counsel.

EXPERTS

      The financial statements included in this prospectus have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

      We have been advised by Franck Galicia y Robles, S.C., our Mexican counsel, that no treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of foreign judgments. Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment in order to ascertain whether Mexican legal principles of due process and public policy (orden público) have been complied with without reviewing the merits of the subject matter of the case. Furthermore, we have been advised by Franck, Galicia y Robles, S.C. that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

      We are a variable capital corporation (sociedad anónima de capital variable) organized under the laws of Mexico, and we are headquartered, managed and operated outside of the United States. Substantially all of our directors and officers and some of the experts named in this prospectus reside outside the United States, principally in Mexico. A substantial portion of the assets of these persons and of our company is located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against us or them in the United States a judgment obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States.

      We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our authorized agent upon whom process may be served in any action arising out of or in connection with this exchange offer and consent solicitation. With respect to such actions, we have submitted to the jurisdiction of the courts of the State of New York sitting in the borough of Manhattan in New York City or of the United States for the Southern District of New York.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 under the Securities Act. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some parts of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement or otherwise filed with the Commission, reference is made to the copy so filed, and each such statement shall be deemed qualified in its entirety by this reference.

      We are subject to the informational requirements of the Exchange Act. Reports and other information that we have filed and will file with the Commission pursuant to the Exchange Act contain additional information about our company. You can inspect and copy these materials at the Commission’s Public

Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the Public Reference Room by calling the Commission at 1-800-SEC-0330.

      You may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our Commission filings without charge by written or oral request directed to Satélites Mexicanos, S.A. de C.V., Boulevard Manuel Avila Camacho, No. 40 Lomas de Chapultepec, 11000, Mexico, D.F., Mexico, telephone +5255 5201-0800.

      NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

      Neither delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

SATELITES MEXICANOS, S.A. DE C.V.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of

Satélites Mexicanos, S.A. de C.V.
Mexico City, Mexico

      We have audited the accompanying balance sheets of Satélites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S.A. de C.V. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE

Deloitte & Touche

April 21, 2003

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001
(Amounts in thousands of U.S. dollars)

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$26,822	$26,194
Restricted and segregated cash	6,817	155,496
Accounts receivable, net	5,597	2,042
Prepaid insurance	6,440	7,414
Due from related parties	4,796	7,200
Deferred income taxes	1,385	2,161

Total current assets	51,857	200,507
Satellites and equipment, net	289,637	320,725
Construction in process — Satmex 6 (Note 1)	214,903	95,092
Concessions, net	450,616	463,521
Prepaid insurance, non current		3,172
Deferred financing costs, net	3,671	5,929
Other assets	410	332

Total assets	$1,011,094	$1,089,278

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$1,000	$13,626
Accounts payable	4,942	4,227
Accrued expenses (Note 1)	6,406	18,759
Interest payable	14,196	14,196
Due to related parties	2,231	4,370
Deferred revenue — customers	60	39
Deferred revenue — Mexican government	2,200	2,200

Total current liabilities	31,035	57,417
Accrued expenses, non current (Note 1)	3,276	4,337
Deferred revenue — Mexican government	74,535	76,735
Deferred income taxes	10,194	19,807
Long-term debt	523,374	542,374

Total liabilities	642,414	700,670

Commitments and contingencies (Note 9)
Stockholders’ equity:
Common stock	385,054	383,547
Preferred stock	31,886	31,886
Accumulated deficit	(48,260)	(26,825)

Total stockholders’ equity	368,680	388,608

Total liabilities and stockholders’ equity	$1,011,094	$1,089,278

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts in thousands of U.S. dollars)

	2002	2001	2000

Service revenue	$85,011	$128,044	$136,441
Operating expenses:
Satellite operations	17,059	19,768	20,039
Selling and administrative expenses	20,824	22,638	20,263
License and management fees	1,148	3,291	5,149
Depreciation expense and amortization of concessions	47,429	47,252	56,675

	86,460	92,949	102,126

Operating (loss) income	(1,449)	35,095	34,315
Gain on in-orbit failure of Solidaridad 1 (Note 1)	8,379	7,264	103,114
Interest income	2,001	9,269	1,517
Interest expense and amortization of deferred financing costs	(37,789)	(55,917)	(66,635)
Net foreign exchange gain (loss)	93	28	(98)

(Loss) income before income taxes	(28,765)	(4,261)	72,213
Deferred income tax benefit (expense)	8,837	1,149	(17,029)

Net (loss) income	(19,928)	(3,112)	55,184
Preferred stock dividend requirement	(1,507)	(1,507)	(1,507)

Net (loss) income applicable to common stockholders	$(21,435)	$(4,619)	$53,677

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Monetary amounts in thousands of U.S. dollars)

	Common Stock		Preferred Stock
					Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total

Balance January 1, 2000	10,000,000	$380,533	606,730	$31,886	$(75,883)	$336,536
Net income					55,184	55,184
Preferred stock dividend requirement					1,507	(1,507)

Balance December 31, 2000	10,000,000	382,040	606,730	31,886	(22,206)	391,720
Net loss					(3,112)	(3,112)
Preferred stock dividend requirement					1,507	(1,507)

Balance December 31, 2001	10,000,000	383,547	606,730	31,886	(26,825)	388,608
Net loss					(19,928)	(19,928)
Preferred stock dividend requirement					1,507	(1,507)

Balance December 31, 2002	10,000,000	$385,054	606,730	$31,886	$(48,260)	$368,680

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts in thousands of U.S. dollars)

	2002	2001	2000

Operating activities
Net (loss) income	$(19,928)	$(3,112)	$55,184
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation expense and amortization of concessions	47,429	47,252	56,675
Amortization of deferred financing costs	2,315	2,302	2,180
Gain on in-orbit failure of Solidaridad 1 (Note 1)	(5,277)	(7,264)	(103,114)
Deferred revenue — customers	21	(3,918)	(3,921)
Deferred revenue — Mexican government	(2,200)	(2,200)	(2,200)
Deferred income taxes	(8,837)	(1,149)	17,029
Interest income from restricted and segregated cash	(1,360)	(7,440)
Use of restricted and segregated cash for interest payments	15,400
Changes in assets and liabilities:
Accounts receivable	(3,555)	5,860	(562)
Prepaid insurance	4,146	3,323	7,571
Accounts payable and accrued expenses	(7,422)	(3,345)	3,642
Interest payable		9,062	1,110
Due from/to related parties	265	(10,233)	8,015
Deferred financing costs and other assets	(135)	(133)	(782)

Cash flow provided by operating activities	20,862	29,005	40,827

Investing activities
Use of restricted and segregated cash	108,013	83,806
Construction in progress — Satmex 6	(119,811)	(91,920)	(3,172)
Acquisition of equipment	(3,436)	(3,822)	(3,480)

Cash flow used in investing activities	(15,234)	(11,936)	(6,652)

Financing activities
Use of restricted and segregated cash	26,626	500
Borrowings (repayments) under revolving credit facility	13,000	(15,000)	(15,000)
Repayment of revolving credit facility	(13,000)
Repayment of senior secured notes	(31,626)	(1,000)	(1,000)

Cash flow used in financing activities	(5,000)	(15,500)	(16,000)

Increase in cash and cash equivalents	628	1,569	18,175
Cash and cash equivalents at beginning of year	26,194	24,625	6,450

Cash and cash equivalents at end of year	$26,822	$26,194	$24,625

Supplemental disclosure
Interest paid	$49,309	$57,147	$63,123

Non-cash activities

      In 2001, the Company received $235.3 million of insurance proceeds related to the in-orbit failure of Solidaridad 1, which was recorded as restricted and segregated cash.

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS

(Monetary amounts expressed in U.S. dollars)

1.     THE COMPANY

      Satélites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services (“FSS”) to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

      On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries “Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $646.8 million. Firmamento is owned 65% by Loral and 35% by Principia. Principia holds 51% of Firmamento’s voting interests. The remaining 25% of Satmex’s capital stock was retained by the Mexican government.

      In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), a wholly owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million (the “Government Obligation”). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral’s and Principia’s interests in Firmamento.

      In August 2000, Satmex’s Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was built by Hughes Space and Communications and commenced service in January 1994. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/ Loral, Inc. (“SS/ L”), a wholly owned subsidiary of Loral, to build Satmex 6, designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the third quarter of 2003.

      On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

      The Company’s financial statements are presented in U.S. dollars and have been prepared using accounting principles generally accepted in the United States of America.

Functional currency and translation

      The Company maintains its legal books and records in Mexican pesos. The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current exchange rates. Non-monetary assets and liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Capital stock is translated at historical exchange rates.

      The financial statements should not be construed as representations that Mexican pesos have been, could have been or may in the future be converted into U.S. dollars at such rates or any other rates.

      Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2002	2001	2000

Current exchange rate at December 31,	Ps.10.31	Ps.9.14	Ps.9.60
Weighted average exchange rate	9.66	9.34	9.46

Foreign currency transactions

      Transactions denominated in foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date. The effect of changes in exchange rates is recorded in the results of operations.

Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Significant estimates include the estimated useful lives of the Company’s satellites and deferred income taxes.

Cash and cash equivalents

      Cash and cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of ninety days or less.

Restricted and segregated cash

      In accordance with the Company’s debt agreements, the insurance proceeds from the failure of Solidaridad 1 are restricted to use for debt service on the Company’s senior secured notes and revolving credit facility and for payments toward the construction and launch of Satmex 6. Upon receipt of the net insurance proceeds of $235.3 million, Satmex allocated $50.0 million of the proceeds for debt service and the remainder of the proceeds towards the construction and launch of Satmex 6. At December 31, 2002, Satmex had $6.8 million of restricted and segregated cash of which $170,000 is available for debt service on the senior secured notes and $6.6 million is available for the construction and launch of Satmex 6.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Satellites and equipment

      Satellites and equipment are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

      The estimated useful lives of the Company’s fixed assets are:

Solidaridad 2	14.5 years
Satmex 5	15 years
Equipment	9 years
Furniture and fixtures	10 years

      Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

      Costs incurred in connection with the construction and successful deployment of the Company’s satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 6 was $14.2 million and $3.5 million for the years ended December 31, 2002 and 2001, respectively.

      Gains or losses from in-orbit satellite failures, after consideration of insurance proceeds, are recorded in the period the failure occurs.

      Except for the Company’s in-orbit satellites, all the Company’s long-lived assets are located in Mexico.

Concessions

      The Mexican government granted Satmex the rights to three 20-year concession titles (the “Concessions”), to operate in three orbital slots; 109.2 degrees W.L., 113.0 degrees W.L. and 116.8 degrees W.L. The Concessions are renewable on certain conditions for an additional 20 years at no additional cost. The Concessions require Satmex to reserve certain capacity on each satellite for use by the Mexican government. The Concessions are being amortized over 40 years. Amortization expense totals $12.9 million annually.

Deferred financing costs

      Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the years ended December 31, 2002, 2001 and 2000 was $2.3 million, $2.3 million and $2.1 million, respectively.

Valuation of long-lived assets

      The carrying value of the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures impairment as the difference between the carrying value and the fair value of the asset.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Labor benefits, indemnification payments and other benefits plans

      At December 31, 2002 and 2001 the Company has no obligation for statutory seniority premiums and severance costs because the Company uses external services from affiliated companies to perform its activities. The Company has no obligation for post-retirement health care insurance or other benefits.

Deferred income tax

      The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that are not expected to be realized.

Revenue recognition

      Satmex provides satellite capacity under service lease agreements for periods ranging from one year to ten years. Some service lease agreements provide for cash advances from customers with reduced rents. Such cash advances are recognized as revenue on a straight-line method over the total lease term.

      In the case of end-of-life leases, in which Satmex collects the total rent in advance and provides no insurance or warranty on the related transponders, Satmex recognizes the total revenue and related cost as sales-type leases.

Deferred revenue — Mexican government

      The Company is required to provide the Mexican government, at no charge, approximately 7% of its available transponder capacity for the duration of the Concessions. In 1997, the Company recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the Concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and a corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually.

Financial instruments

      The estimated fair value of the Company’s financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

      The carrying value of the Company’s senior secured notes approximate fair value because the interest rate is based on floating rates. At December 31, 2002, the fair value of the Company’s fixed rate notes (with a nominal and recorded amount of $320 million) based on quoted market prices was $126.4 million.

Foreign exchange forward contracts

      The Company has used foreign exchange forward contracts to hedge the Company’s net monetary liabilities in foreign currencies. Gains and losses from the contracts are included in the component “Net foreign exchange gain (loss)” in the Statements of Operations. No such contracts were outstanding at December 31, 2002 and 2001.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Concentration of credit risk and principal customers

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are maintained with high-credit-quality financial institutions. The Company’s customers are the Mexican government and large and mid-sized corporations. The creditworthiness of such institutions is generally substantial. As the Company expands its operations, it has added customers in emerging markets or customers that are in the development stage. Management believes that its credit evaluation, approval and monitoring processes mitigate potential credit risks.

      Revenue from Innova, S. de R.L. de C.V. (“Innova”), an affiliate of Grupo Televisa, represented 2%, 19% and 18% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively. Revenue from the Mexican government represented 5%, 8% and 7% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively.

      Approximately 49%, 55% and 53% of the Company’s service revenue for the years ended December 31, 2002, 2001 and 2000, respectively, was generated from customers in Mexico.

Value added tax

      The Company collects value added tax based on revenue from its customers. Value added taxes previously paid for the acquisition of assets or operating expenses may be offset against value added tax collected from customers.

Accounting Pronouncements

      In June 2001, the FASB issued Statement No. 141, “Business Combinations” (“SFAS 141”) and Statement No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The adoption of SFAS 142 on January 1, 2002 did not have an effect on the Company’s financial position or results of operations.

      In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no effect on the Company’s financial position or results of operations.

      In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. It supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and the accounting and provisions of APB 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment or

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

a business. The adoption of SFAS 144 on January 1, 2002 did not have an effect on the Company’s financial position or results of operations.

      In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 generally requires that any gains or losses on extinguishment of debt in current or prior periods be classified as other income (expense) beginning in fiscal 2003, with early adoption encouraged. This SFAS No. 145 is not expected to have a material effect in the financial statements of the Company.

      In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This SFAS No. 146 is not expected to have a material effect on the financial statements of the Company.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures did not have a material impact on our financial position or result of operations. We do not believe the adoption of the recognition and initial measurement requirements of this interpretation will have a material impact on our financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment to of FASB Statement No. 123,” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. This SFAS No. 148 has no effect in the financial statements of the Company.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interest. This interpretation defines the concept of “variable interest” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003.

      In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 addresses the accounting for certain financial instruments that issuers could previously account for as equity. SFAS 150 affects three types of financial instruments: mandatorily redeemable shares; instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS 150 does not apply to features imbedded in a financial instrument that is not a derivative in its entirety. The Company was required to adopt aspects of SFAS 150 beginning on May 31, 2003. The adoption of SFAS 150 had no effect on the Company’s financial position or results of operations.

3.     ACCOUNTS RECEIVABLE

	December 31,

	2002	2001

	(in thousands)
Customers	$6,770	$3,827
Value added tax recoverable	526
Other	470	261
Allowance for uncollectible accounts	(2,169)	(2,046)

	$5,597	$2,042

      Bad debt expense for the years ended December 31, 2002 and 2001 was $684,000 and $1.4 million, respectively. Charge-offs for the years ended December 31, 2002 and 2001 were $561,000 and $1.1 million, respectively. Bad debt expense for the years ended December 31, 2001 and 2000 was $1.4 million and $1.1 million, respectively. Charge-offs for the years ended December 31, 2001 and 2000 were $1.1 million and $204,000, respectively.

4.     SATELLITES AND EQUIPMENT

	December 31,

	2002	2001

	(in thousands)
Satellites (Note 1)	$409,119	$409,119
Equipment	30,677	25,647
Furniture and fixtures	6,664	6,321
Leasehold improvements	4,371	2,772
Construction in progress	455	4,245

	451,286	448,104
Accumulated depreciation	(161,649)	(127,379)

	$289,637	$320,725

F-15

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      Depreciation expense was $34.5 million, $34.4 million and $43.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

5.     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	December 31,

	2002	2001

	(in thousands)
Amounts receivable:
Enlaces	$2,900	$3,672
Mexican government agencies	1,887	2,557
Loral		517
Principia		386
Service companies	9	68

	$4,796	$7,200

Amounts payable:
Loral	$314	$768
Principia		109
Service companies	1,881	3,493
Enlaces	36

	$2,231	$4,370

      Transactions with related parties, not otherwise disclosed, are as follows:

Enlaces

      Enlaces Integra (“Enlaces”) a company owned by Principia and Loral leases transponder capacity from Satmex. In 2002 and 2001, service revenue from this lease was $421,000 and $350,000, respectively. Also, Satmex agreed to loan Enlaces up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces matures January 4, 2006 and accrues interest at a rate equal to Satmex’s weighted average interest cost plus 1%. Further, Enlaces uses services provided from affiliated companies to perform its activities. In June 2002, Satmex purchased approximately $718,000 of equipment from Enlaces and in July 2002, Satmex purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces. Furthermore, the equipment was leased to Enlaces in the amount of $230,000 during 2002. Enlaces used the proceeds from the sale to repay its outstanding loan from Satmex. At December 31, 2002, there were no borrowings outstanding under the loan agreement.

Revenue

      Service revenue from related parties, primarily the Mexican government, amounted to $10.2 million, $14.7 million and $13.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Satmex leases transponder capacity to Loral affiliates. Service revenue in 2002, 2001 and 2000 was $2.6 million, $4.7 million and $3.5 million, respectively.

Replacement Capacity

      Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $4.2 million and $6.7 million for providing capacity on Loral Skynet satellites in 2002 and 2001, respectively.

F-16

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Commissions

      Loral Skynet billed Satmex $547,000 and $574,000 for sales commissions in 2002 and 2001, respectively.

Management fee

      Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the year ended December 31, 2002, Loral and Principia waived the management fee. For the years ended December 31, 2001 and 2000, the management fee was $2.3 million and $3.2 million, respectively, of which, $767,000 and $396,000, respectively, was offset against accrued expenses.

License fee

      Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the years ended December 31, 2002, 2001 and 2000, the license fee was $1.2 million, $1.8 million and $1.9 million, respectively, of which $65,000, $106,000 and $41,000, was offset against accrued expenses.

Rent

      The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. For the years ended December 31, 2002, 2001 and 2000, the rent expense under this agreement was $321,000, $317,000 and $289,000, respectively.

Service companies

      In 1999, Firmamento formed three wholly owned subsidiaries: Satmex Corporativo, S. de R.L. de C.V., Satmex Administración, S. de R.L. de C.V. and Satmex Servicios Técnicos, S. de R.L. de C.V. In June 1999, we transferred our management personnel to Satmex Corporativo and our administrative personnel to Satmex Administración. In November 1999, we transferred our union personnel to Satmex Servicios Técnicos. None of these three corporations have any material assets. We pay these companies their costs plus a fee of approximately 4% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2002, 2001 and 2000, this fee was $524,000, $794,000 and $923,000, respectively.

Guarantee arrangements

      In connection with the loan agreements (see Note 6), Firmamento and Servicios have provided and continue to provide guarantees on behalf of the Company.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6.     LONG-TERM DEBT

	December 31,

	2002	2001

	(in thousands)
Senior secured notes (5.88% and 6.58% at December 31, 2002 and 2001, respectively)	$204,374	$236,000
Fixed rate notes	320,000	320,000

Total debt	524,374	556,000
Less, current maturities	1,000	13,626

	$523,374	$542,374

      On February 2, 1998, the Company issued $320 million 10.125% fixed rate notes due November 1, 2004 (the “Fixed Rate Notes”). The Fixed Rate Notes are unsecured and rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior debt of the Company, including the Senior Secured Notes.

      On March 2, 1998, the Company issued $325 million of senior secured floating rate notes due June 30, 2004 (the “Senior Secured Notes”). The Senior Secured Notes rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior indebtedness of the Company including the Fixed Rate Notes. The Senior Secured Notes bear interest, at the Company’s option, at rates based on LIBOR or the base rate specified in the credit agreement, are redeemable at the option of the Company and are secured by substantially all of the assets of the Company. In addition, the Senior Secured Notes are guaranteed by Firmamento and Servicios.

      The Senior Secured Notes contain covenants which require maintenance of certain quarterly financial and operating ratio levels and impose limits on the Company’s spending for capital expenditures. In addition, the Senior Secured Notes and the Fixed Rate Notes contain limitations on indebtedness, investments, business combinations and other customary restrictions. At December 31, 2002, Satmex was in compliance with all covenants governing its debt agreements.

      At December 31, 2001, a technical default existed with respect to the Company’s Senior Secured Notes due to the failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the Senior Secured Note Indenture. On April 23, 2002, the Company made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. At December 31, 2001, the Company classified $12.6 million, representing the 2001 and 2000 principal repayments, as current portion of long-term debt.

      The Company is required to make quarterly redemption payments on the Senior Secured Notes of $250,000 through March 31, 2004, plus additional prepayment from excess cash flow, as defined in the indenture, with the balance due on June 29, 2004.

      In February 2000, the Senior Secured Notes were amended to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%.

      In November 2002, the Company amended the insurance covenant in the Fixed Rate Note Indenture. The indenture required the Company to maintain in-orbit insurance coverage on certain terms that could not be obtained in the market at commercially reasonable rates. In addition, the Company received waivers from the holders of the Senior Secured Notes of the provisions contained in the agreement governing that debt obligation that obligates the Company not to amend the terms of the Fixed Rate Notes.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      The aggregate maturities of debt are as follows (in thousands):

2003	$1,000
2004	523,374

$524,374

      Funds available from the restricted and segregated cash account allocated for the construction and launch and cash flow from operations are not sufficient to fund the in-orbit delivery of the Satmex 6 satellite. For that reason, the Company pursued loans supported by export credit agencies, the terms of which will likely require the Company to extend the maturities of the Fixed Rate Notes.

      In April 2003, Satmex received confirmation of approval from Coface for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, Satmex received confirmation of approval from Ex-Im Bank for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiations of final documentation. In order to complete the Ex-Im Bank and Coface financing, Satmex will have to repay, refinance or restructure its Senior Secured Notes and extend the maturity of its Fixed Rate Notes. The Company has hired a financial advisor to assist it in the restructuring of its indebtness. In addition, Satmex is considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If the Company is unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to fulfill its financing strategy.

      On March 18, 2003, holders of Satmex’s Senior Secured Notes agreed to modify certain financial covenants required by the Senior Secured Notes Indenture, Satmex agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 20, 2003, solely to the holders that gave consent. The total fee paid was US$494,877.50. The modification of the financial covenants consisted of substituting certain financial ratios for a minimum level of cash flow to be maintained during the remaining life of the Senior Secured Notes. In addition, a new covenant was incorporated to require that the Ex-Im Bank and Coface financings be closed on or prior to September 30, 2003.

7.     STOCKHOLDERS’ EQUITY

      At December 31, 2002 and 2001 the Company’s issued and outstanding capital stock was comprised of a fixed and variable portion, with the fixed portion represented by 611,730 shares and the variable portion by 9,995,000 shares, respectively in both years.

      On March 12, 1999, at an extraordinary general meeting of Satmex’s stockholders it was agreed to increase the fixed capital stock by $56.1 million through the authorization of 1,068,000 shares of Series C preferred stock. On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company’s option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.016 shares of Series N or Series B common stock on and after February 2, 2005. As of December 31, 2002, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%. Loral and Principia own 65% and 35% of Servicios, respectively.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      The issued and outstanding capital stock of the Company consisted of the following:

	December 31,

Series	2002	2001

A Common stock	2,601,000	2,601,000
B Common stock	2,499,000	2,499,000
N Common stock	4,900,000	4,900,000
C Preferred stock	606,730	606,730

	10,606,730	10,606,730

      At December 31, 2002 and 2001 the capital stock and the notional value is as follows:

	2002		2001

Description	Shares	Amount	Shares	Amount

		(in thousands)		(in thousands)
Common stock:
Fixed portion	5,000	$6	5,000	$6
Variable portion	9,995,000	385,048	9,995,000	383,541

	10,000,000	$385,054	10,000,000	$383,547

Preferred stock:
Fixed portion	606,730	$31,886	606,730	$31,886

      Stockholder’s equity except restated capital paid by stockholders and net taxable retained earnings adjusted for inflation in accordance with Mexican tax law, will be subject to a 35% dividend tax in the event of distribution. Restatement of capital paid and net tax retained earnings are computed in accordance with certain tax procedures which is approximately the accumulated effect of inflation on both items.

      Series A shares have full voting rights and can only be acquired by Mexican individuals, Mexican corporations or irrevocable trusts. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series B shares have full voting rights and may be acquired by Mexican or foreign investors. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series N shares contain restricted voting and limited corporate rights and may represent up to 80% of the total capital of the Company. These shares may be acquired by Mexican and foreign investors and currently represent variable capital.

8.     INCOME TAXES

      The income tax (benefit) expense for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000

	(in thousands)
Deferred	$(8,837)	$(1,149)	$17,029

Net income tax (benefit) expense	$(8,837)	$(1,149)	$17,029

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      The components of the net deferred income tax asset and (liability) are as follows:

	December 31,

	2002	2001

	(In thousands)
Tax loss carryforwards	$89,006	$83,010
Deferred revenue	19,232	23,937
Other, net	1,381	1,305
Satellites and equipment	(51,696)	(64,145)
Gain on in-orbit failure of Solidaridad 1	1,139	3,747
Concessions	(39,773)	(49,143)
Prepaid insurance	(1,523)	(3,861)
Deferred financing costs	(967)	(1,775)

Subtotal	16,799	(6,925)
Valuation allowance	(25,608)	(10,721)

Net deferred tax liability	$(8,809)	$(17,646)

      The net deferred income tax liability is classified as follows:

	2002	2001

	(In thousands)
Current deferred income tax assets	$1,385	$2,161

Long-term deferred income tax liabilities	$10,194	$19,807

      At December 31, 2002 the Company had tax loss carryforwards of approximately $278 million which expire from 2008 to 2012 and credits available against the asset tax of approximately $38 million which expire in 2003. Due to the uncertainties regarding the Company’s ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $25.6 million at December 31, 2002 against the deferred tax assets.

      The provision for income taxes, for the years ended December 31, 2002, 2001 and 2000 differs from the amount computed by applying the Mexican income tax rate because of the effect of the following items:

	2002	2001	2000

	(In thousands)
Tax (benefit) expense at Mexican statutory income tax rate (35%)	$(10,068)	$(1,491)	$25,275
Inflation component and effect of remeasurement	(11,895)	1,386	(3,409)
Non deductible expenses	79	75	59
Change in valuation allowance	14,887	(1,119)	(4,701)
Effect of change in statutory tax rates			(1,840)
Other			(195)

Net income tax (benefit) expense	$(8,837)	$(1,149)	$17,029

      The Mexican asset tax law provides for a minimum tax of 1.8% on average assets, as defined in the law, less certain liabilities, which is payable to the extent it exceeds amounts due for income taxes. During 2000, the Company received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

asset tax. This ruling will have a favorable effect to reduce the Company’s asset tax in the future. Any asset taxes paid may be used to offset future income taxes payable if certain conditions are met. For the year ended December 31, 2002, the Company had no asset tax liability.

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The effect of this change on the deferred tax assets and liabilities was recognized in 2002.

      On January 1, 2002, the Mexican government amended existing legislation to impose a fee on all satellite service providers. The fee is based on megahertz used in the C- and Ku-bands. At December 31, 2002 Satmex has sufficient credits available under the amended law to offset this fee.

      Further, the Mexican government amended the tax law, on January 1, 2002, to broaden the scope of telecommunications services subject to a 10% tax. The Company believes, based on discussions with its external tax advisors and its internal legal department that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company’s interpretation. Satmex has presented its interpretation to the Mexican government and is awaiting a resolution of the matter.

9.     Commitments and Contingencies

      In November 2002, Satmex renewed the in-orbit insurance policy on Solidaridad 2 through November 2003. The renewal policy does not insure against an in-orbit failure due to the loss of the satellite’s control processor, the same component that caused the loss of Solidaridad 1 and other Hughes satellites, and increased the requirement for a constructive total loss of the satellite to the loss of 75% of the satellite’s transponder capacity. An uninsured loss of Solidaridad 2 would have a material effect on Satmex’s results of operations and financial condition.

      In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement would need to be negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degrees W.L. to 118.7 degrees W.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

      The Company leases office space under a noncancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $118,000. Rent expense under this lease was $1.6 million, $1.4 million and $1.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      Management is not aware of any pending litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      Future minimum lease receipts due from customers under non-cancelable operating leases for transponder capacity on satellites in-orbit as of December 31, 2002, are as follows (in thousands):

2003	$70,675
2004	61,312
2005	52,202
2006	32,768
2007	27,453
Thereafter	84,422

$328,832

10.     Revenue by Customer Location

      The following table presents revenue by country based on customer location for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

	(In thousands)
Mexico	$41,630	$69,826	$72,068
United States	37,619	50,992	58,094
Other	5,762	7,226	6,279

Total	$85,011	$128,044	$136,441

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED BALANCE SHEETS

(Amounts in thousands of U.S. dollars)

	March 31,	December 31,
	2003	2002

	(Unaudited)	(Note)
ASSETS
Current assets:
Cash and cash equivalents	$16,338	$26,822
Restricted and segregated cash		6,817
Accounts receivable, net	5,877	5,597
Prepaid insurance	4,796	6,440
Due from related parties	5,437	4,796
Deferred income taxes	933	1,385

Total current assets	33,381	51,857
Satellites and equipment, net	280,908	289,637
Construction in process — Satmex 6 (Note 1)	225,975	214,903
Concessions, net	447,390	450,616
Deferred financing costs, net	3,584	3,671
Other assets	467	410

Total assets	$991,705	$1,011,094

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$1,000	$1,000
Accounts payable	4,892	4,942
Accrued expenses (Note 1)	4,785	6,406
Interest payable	5,678	14,196
Due to related parties	2,689	2,231
Deferred revenue — customers	66	60
Deferred revenue — Mexican government	2,200	2,200

Total current liabilities	21,310	31,035
Accrued expenses, non current (Note 1)	3,276	3,276
Deferred revenue — Mexican government	73,985	74,535
Deferred income taxes	8,034	10,194
Long-term debt	523,124	523,374

Total liabilities	629,729	642,414

Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock	385,431	385,054
Preferred stock	31,886	31,886
Accumulated deficit	(55,341)	(48,260)

Total stockholders’ equity	361,976	368,680

Total liabilities and stockholders’ equity	$991,705	$1,011,094

Note:	The December 31, 2002 balance sheet has been derived from the audited financial statements at that date.

See notes to unaudited condensed financial statements.

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,

	2003	2002

Service revenue	$20,803	$22,609

Operating expenses:
Satellite operations	3,645	4,909
Selling and administrative expenses	5,645	4,418
License and management fees	294	303
Depreciation expense and amortization of concessions	11,930	11,804

	21,514	21,434

Operating (loss) income	(711)	1,175
Interest income	77	915
Interest expense and amortization of deferred financing costs	(7,842)	(10,922)
Net foreign exchange gain (loss)	64	(24)

Loss before deferred income tax	(8,412)	(8,856)
Deferred income tax benefit	1,708	1,203

Net loss	$(6,704)	$(7,653)
Preferred stock dividend requirement	(377)	(377)

Net loss applicable to common stockholders	$(7,081)	$(8,030)

See notes to unaudited condensed financial statements.

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,

	2003	2002

	(Unaudited)
Operating activities
Net loss	$(6,704)	$(7,653)
Adjustments to reconcile net loss to operating cash flow:
Depreciation expense and amortization of concessions	11,930	11,804
Amortization of deferred financing costs	581	575
Deferred revenue — customers	6	5
Deferred revenue — Mexican government	(550)	(550)
Deferred income taxes	(1,708)	(1,203)
Interest income from restricted and segregated cash	(5)	(691)
Use of restricted and segregated cash for interest payments	177	3,825

	3,727	6,112

Changes in assets and liabilities:
Accounts receivable	(280)	(1,789)
Prepaid insurance	1,644	1,907
Accounts payable and accrued expenses	(1,671)	(3,038)
Interest payable	(8,518)	(8,616)
Due from / to related parties	(183)	576
Deferred financing costs and other assets	(551)	(188)

Cash flow used in operating activities	(5,832)	(5,036)

Investing activities
Use of restricted and segregated cash	6,645	29,297
Construction in progress — Satmex 6	(11,072)	(30,209)
Acquisition of equipment, net	25	(144)

Cash flow used in investing activities	(4,402)	(1,056)

Financing activities
Use of restricted and segregated cash		250
Repayment of senior secured notes	(250)	(250)

Cash flow used in financing activities	(250)

Decrease in cash and cash equivalents	(10,484)	(6,092)
Cash and cash equivalents — beginning of period	26,822	26,194

Cash and cash equivalents — end of period	$16,338	$20,102

Supplemental disclosure
Interest paid	$20,186	$20,824

See notes to unaudited condensed financial statements.

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

1.     The Company

      Satélites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services (“FSS”) to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

      On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries “Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $646.8 million. Firmamento is owned 65% by Loral and 35% by Principia. Principia holds 51% of Firmamento’s voting interests. The remaining 25% of Satmex’s capital stock was retained by the Mexican government.

      In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), a wholly-owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million (the “Government Obligation”). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral’s and Principia’s interests in Firmamento.

      In August 2000, Satmex’s Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was built by Hughes Space and Communications and commenced service in January 1994. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex used the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/ Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the latter part of 2003.

2.     Basis of Presentation

      The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (“SEC”) on a consistent basis for the three months ended March 31, 2003 and 2002, and in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three months ended March 31, 2003, are not necessarily indicative of the results to be expected for the year. These financial statements should be read in conjunction with the audited financial statements and notes thereto of Satmex as of and for the years ended December 31, 2002 and 2001, included in Satmex’s Annual Reports on Form 20-F for the years ended December 31, 2002 and 2001, which were filed on June 30, 2003, and May 3, 2002.

Reclassifications

      Certain reclassifications have been made to conform prior period amounts for the three months ended March 31, 2002, to the current presentation.

3.     Accounts Receivable

	March 31,	December 31,
	2003	2002

	(In thousands)
Customers	$6,192	$6,770
Value added tax recoverable	920	526
Other	934	470
Allowance for uncollectible accounts	(2,169)	(2,169)

	$5,877	$5,597

4.     Satellites and Equipment

	March 31,	December 31,
	2003	2002

	(In thousands)
Satellites	$409,119	$409,119
Equipment	30,595	30,677
Furniture and Fixtures	6,633	6,664
Leasehold improvements	4,373	4,371
Construction in progress	500	455

	451,220	451,286
Accumulated depreciation	(170,312)	(161,649)

	$280,908	$289,637

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

5.     Balances and Transactions with Related Parties

	March 31,	December 31,
	2003	2002

	(In thousands)
Amounts receivable:
Enlaces	$2,958	$2,900
Mexican government agencies	1,847	1,887
Loral	610
Service companies	22	9

	$5,437	$4,796

Amounts payable:
Service companies	$2,233	$1,881
Loral	454	314
Enlaces	2	36

	$2,689	$2,231

      Transactions with related parties, not otherwise disclosed, are as follows:

Enlaces

      Enlaces Integra (“Enlaces”), a company owned by Principia and Loral, leases transponder capacity from Satmex. Service revenue from this lease was $30,000 for the three months ended March 31, 2003. Furthermore, Satmex leased teleport equipment to Enlaces for $167,000 for the three months ended March 31, 2003. On July 2002, Satmex paid $2.9 million as an advance payment on one of the concessions held by Enlaces.

Revenue

      Revenue from related parties, primarily the Mexican government, was $2.2 million and $2.4 million for the three months ended March 31, 2003 and 2002, respectively.

Replacement capacity

      Loral Skynet, a wholly-owned subsidiary of Loral, billed Satmex $0.5 million and $1.6 million for the three months ended March 31, 2003 and 2002, respectively, for providing capacity on Loral Skynet satellites.

Commissions

      Loral Skynet billed Satmex $87,600 and $106,800 for sales commissions for the three months ended March 31, 2003 and 2002, respectively.

Management fee

      Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the three months ended March 31, 2003 and 2002, no management fee was earned.

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

License fee

      Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the three months ended March 31, 2003 and 2002, the fee was $302,000 and $328,000, respectively, of which $8,000 and $25,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers.

Rent

      The equipment in the satellite control centers is owned by the Company, while the land and buildings that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. The rent expense under this agreement was $113,000 and $85,000 for the three months ended March 31, 2003 and 2002, respectively.

Service companies

      Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies for the actual personnel costs incurred plus a fee. For the three months ended March 31, 2003 and 2002, the fee was $80,000 and $131,000, respectively.

Guarantee arrangements

      In connection with the loan agreements certain related parties have provided and continue to provide guarantees on behalf of the Company.

6.     Commitments and Contingencies

      On January 1, 2002, the Mexican government amended the tax law to broaden the scope of telecommunications services subject to a 10% tax. The Company believes, based on discussions with external tax advisors and its internal legal department, that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company’s interpretation. Satmex has presented its interpretation to the Mexican government and is awaiting resolution of this matter.

      In November 2002, Satmex renewed the in-orbit insurance on Solidaridad 2 through November 2003. The insurance coverage was provided in accordance with usual and customary practices for the coverage of BS-601 satellites. This insurance does not insure against an in-orbit failure due to the loss of the satellite’s control processor, the same component that caused the loss of Solidaridad 1. Additionally, the new terms of insurance increased the percentage of the satellite’s transponder capacity that must be lost for a total loss to be declared to 75%, from 50%. An uninsured loss of Solidaridad 2 would have a material effect on Satmex’s results of operations and financial condition.

      In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement is being negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degrees W.L. to 118.7 degrees W.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact the Company’s ability to provide expanded services in the United States and could adversely affect Satmex’s business.

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

      In April 2003, Satmex received confirmation of approval from Compagnie Française d’Assurance pour le Commerce Extérieur, known as Coface, for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, Satmex received confirmation of approval from the Export-Import Bank of the United States, or Ex-Im Bank, for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiation of final documentation. In order to complete the Ex-Im Bank and Coface financings, Satmex will have to repay, refinance or restructure its Senior Secured Notes and its Fixed Rate Notes. The Company has hired a financial advisor to assist it in the restructuring of its indebtness. In addition, Satmex is considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If the Company is unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to fulfill its financing strategy or to complete and launch the Satmex 6 satellite, and the Company’s financial condition and results of operations will be materially adversely affected. Further, if Satmex’s indebtedness is not restructured, Satmex does not expect future cash flows to be sufficient to make future interest payments on its indebtedness.

Satélites Mexicanos, S.A. de C.V.

Offer to Exchange

$                        Principal Amount of its Senior Notes due

for each

$1,000 Principal Amount of its Outstanding 10 1/8% Notes due 2004

and

Solicitation of Consents to Amend the Indenture

For the 10 1/8% Notes due 2004

                        , 2003

Any questions or requests for assistance or additional copies of this prospectus and the letter of transmittal and consent may be directed to the information agent at its telephone number and address set forth above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the exchange offers and consent solicitations.

The Exchange Agent for the Exchange Offer and Consent Solicitation is:	The Information Agent for the Exchange Offer and Consent Solicitation is:

JP Morgan Chase Bank 4 New York Plaza, 13th Floor New York, NY 10004	Citigate Financial Intelligence 62 West 45th Street, 4th Floor New York, New York 10036 (212) 840-0008

The Dealer Managers for the Exchange Offer and Consent Solicitation are:

UBS Investment Bank 677 Washington Boulevard Stamford, Connecticut 06901 (203) 719-8035 (collect)	Banc of America Securities LLC 214 N. Tryon Street, 19th Floor Charlotte, North Carolina (888) 282-0070 (toll free) (704) 388-4807 (collect)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

      In connection with the exchange offer, the Board of Directors of the registrant has resolved that the registrant will indemnify and hold harmless each director and officer of the registrant against liabilities incurred in connection with the distribution of the securities under this Registration Statement in accordance with applicable law. The registrant maintains liability insurance on behalf of each director and officer.

Item 21.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

Exhibit
No.	Description

1.1	Form of Dealer Manager Agreement to be entered into between Satélites Mexicanos, S.A. de C.V. and UBS Securities LLC and Banc of America Securities LLC.*
3.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
3.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation) (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
4.1	Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
4.2	Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
4.3	First Supplemental Indenture, dated as of June 30, 1998, Supplemental to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
4.4	Second Supplemental Indenture, dated as of February 16, 2000, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Form 20-F filed on April 27, 2000).
4.5	Supplemental Indenture, dated as of November 25, 2002, to Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Form 20-F filed on June 30, 2003).
4.6	Third Supplemental Indenture, dated as of March 18, 2003, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors and Citibank, N.A., as trustee (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Form 20-F filed on June 30, 2003).
4.7	Form of Supplemental Indenture to Indenture, to Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee.*
4.8	Form of Indenture to be entered into between among, Satélites Mexicanos, S.A. de C.V., as the Issuer, and The Bank of New York, as trustee, for the Senior Notes due .*

Exhibit
No.	Description

4.9	Form of note for the Senior Notes due (included in Exhibit 4.8).*
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the Senior Notes due .*
5.2	Opinion of Franck Galicia y Robles, S.C. as to certain matters under Mexican law.*
8.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to certain United States federal tax matters.*
10.1	Satellite Concession 116.8 degrees W.L. (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.2	Satellite Concession 116.8 degrees W.L. (English Translation) (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.3	Satellite Concession 113.0 degrees W.L. (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.4	Satellite Concession 113.0 degrees W.L. (English Translation) (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.5	Satellite Concession 109.2 degrees W.L. (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.6	Satellite Concession 109.2 degrees W.L. (English Translation) (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.7	Property Concession (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.8	Property Concession (English Translation) (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V. (previously filed with the Commission by Satélites Mexicanos as an exhibit to its Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880)).
10.10	Second Amended Satellite Purchase Agreement, dated June 25, 2003, between Satélites Mexicanos, S.A. de C.V. and Space Systems/ Loral, Inc.*
10.11	Launch Services Agreement, dated March 14, 2002, between Satélites Mexicanos, S.A. de C.V. and Arianespace.*
12.1	Statement re Computation of Excess (Deficiency) of Earnings to Fixed Charges.*
15.1	Letter from Deloitte & Touche LLP acknowledging use of unaudited interim financial information.*
23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).*
23.2	Consent of Franck Galicia y Robles, S.C. (included in Exhibit 5.2).*
23.3	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney (included on the signature pages hereto).
25.1	Form T-1 Statement of Eligibility of The Bank of New York, as Trustee for the Senior Notes due .*
25.2	Form of Letter of Transmittal*

*	To be filed by amendment.

      (b) Financial Statement Schedules:

      The financial statement schedules of the Registrant have been omitted because the information required to be set forth therein is shown in the Financial Statements included in the Prospectus or the notes thereto.

Item 22.	Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of registrants pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act, that the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, that each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into the prospectus, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.

(4) To arrange or provide for a facility in the U.S. for the purpose of responding to such requests.

(5) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(6) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(7) To file a post-effective amendment to the registration statement to include any financial statements required by Regulation 210.3-19 of the Securities Act at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (7) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURE PAGE

      Pursuant to the requirements of the Securities Act of 1933, Satélites Mexicanos, S.A. de C.V. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on July 18, 2003.

SATÉLITES MEXICANOS, S.A. DE C.V.

By:	/s/ LAURO GONZÁLEZ MORENO

Name: Lauro González Moreno
Title: Chief Executive Officer

By:	/s/ CYNTHIA PELINI

Name: Cynthia Pelini
Title: Chief Financial Officer

POWER OF ATTORNEY AND SIGNATURES

      We, the undersigned directors and officers of Satélites Mexicanos, S.A. de C.V., do hereby constitute and appoint Lauro González Moreno and Cynthia Pelini, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, to do any and all acts and things in our respective names and on our respective behalves in the capacities indicated below Lauro González Moreno and Cynthia Pelini, or either of them, may deem necessary or advisable to enable Satélites Mexicanos, S.A. de C.V to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us in our respective names in the capacities indicated below any and all amendments (including post-effective amendments) hereto and to file the same, with all exhibits thereto and other documents therewith, with the Securities and Exchange Commission; and we do hereby ratify and confirm all Lauro González Moreno and Cynthia Pelini, or either of them, shall do or cause to be done by virtue hereof.

PODER-MANDATO Y FIRMAS

      Nosotros, los abajo firmantes directores y ejecutivos de Satélites Mexicanos, S.A. de C.V., otorgamos un poder especial tan amplio, cumplido y bastante en cuanto a derecho se refiere y designamos Lauro González Moreno y Cynthia Pelini, para que ellos, o cualquiera de ellos, actúen como nuestros apoderados y mandatarios, con plenos poderes de sustitución y delegación para que realicen todos y cualesquiera actos, por cuenta y a nombre nuestro en el carácter que se indica más adelante, que Lauro González Moreno y Cynthia Pelini, o cualquiera de ellos, consideren necesario o conveniente para los fines de que Satélites Mexicanos, S.A. de C.V. cumpla con todos los requisitos del “Securities Act” de 1933, según texto vigente y todas las normas, reglamentos y requisitos del “Securities and Exchange Commission”, en relación con el “Registration Statement F-4”, incluyendo específicamente, pero no limitado a, poder y autorización para firmar por todos y cado una de nosotros en el carácter indicado más adelante, todas y cada una de las modificaciones al “Registration Statement F-4” (incluyendo posteriores modificaciones a la aceptación por la autoridad mencionada) y para que interpongan y registren el “Registration Statement F-4”, las modificaciones y todos los anexos necesarios ante el “Securities and Exchange Commission” y en el presente acto ratificamos y confirmamos todos los actos Lauro González Moreno y Cynthia Pelini, o cualquiera de ellos, realicen por virtud del presente poder.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SERGIO AUTREY MAZA Sergio Autrey Maza	Chairman of the Board and Director	July 18, 2003

/s/ BERNARD L. SCHWARTZ Bernard L. Schwartz	Director	July 18, 2003

Carlos Autrey Maza	Director

/s/ ERIC J. ZAHLER Eric J. Zahler	Director	July 18, 2003

/s/ LAURO GONZÁLEZ MORENO Lauro González Moreno	Director and Chief Executive Officer (Principal Executive Officer)	July 18, 2003

/s/ CYNTHIA PELINI Cynthia Pelini	Chief Financial Officer (Principal Financial Officer)	July 18, 2003

/s/ DORA LOPEZ Dora Lopez	Controller (Principal Accounting Officer)	July 18, 2003

PUGLISI & ASSOCIATES

/s/ DONALD J. PUGLISI Donald J. Puglisi	Authorized Representative in the United States	July 18, 2003